FNC

P.E. 12-31-05

INNOVATIVE TECHNOLOGY + TRUSTED PRODUCTIVITY: DEFINING VALUE IN A CHANGING INDUSTRY

Novellus' combination of innovative technology and trusted productivity defines a new kind of value in a rapidly changing industry.

Here's the kicker. It's no longer enough for semiconductor equipment makers like Novellus to offer either innovative technology or trusted productivity alone. It's the combination of the two that matters. That's because the fastest growing market of opportunity for the chip makers that Novellus serves is in consumer electronics applications. And now it's a different game.

Like the computing and industrial applications that once gobbled up the lion's share of semiconductor devices produced every year, consumer applications require the highest performance possible with each new generation of chips. That hasn't changed. What has changed is that consumer markets demand lower-priced products, compelling chip makers to strive for extremely efficient manufacturing operations to keep costs down. They must have both innovative technology and trusted productivity to compete. Providing this combination is what SOLA—and Novellus—do best.

SOLA's unsurpassed uniformity, reliability and improved device yields keep manufacturing costs down and increase productivity for semiconductor manufacturers.

trusted PRODUCTIVITY

But all the innovation in the world would be for naught without a concurrent focus on productivity. In today's leading-edge semiconductor fabs, it's all about manufacturing the highest performance chips at the lowest possible costs. Here, too, SOLA fits the bill. The combination of its MSST architecture and a proprietary purge hardware approach to chamber cleans provides industry-leading wafer throughput. And because SOLA is designed as a standalone system—instead of a UVTP module tacked onto an existing CVD tool—it can be integrated into the manufacturing process flow in the fab and used to treat a wide range of films.

Today, chip makers are using SOLA to increase tensile strength in gate dielectrics to make chips run faster, and to improve the mechanical properties of porous low-k films to optimize them for packaging. And tomorrow? Who knows what semiconductor film types will benefit from the innovative technology and trusted productivity that SOLA provides.

The semiconductor industry lives and breathes on the leading edge of technology. On this frontier, populated by ever-smaller, faster, and less expensive chips, the message is clear: innovate or get out of the business. And no better example of innovation can be found than Novellus' new SOLA™—the most advanced ultraviolet thermal processing (UVTP) standalone system available today for the low-temperature post-deposition treatment of dielectric films.

Why does SOLA matter? Because the next generation of lightning-fast, low-power sub-90 nanometer chips will be built using new materials that require post-deposition film treatment to achieve optimal performance. With this new manufacturing process step comes the opportunity for innovation.

SOLA's multistation sequential treatment (MSST) architecture provides the ability to individually tune UV light intensity and wafer temperature across four different processing stations, tailoring the treatment to a specific film's composition for best results. The averaging effect that results from this architecture is key to SOLA's industry-leading film non-uniformity metrics.




Net Income (Loss)
(millions of dollars)
$40
$36
$23
$157
D
$119
$110
03
04
05
Net Sales
(millions of dollars)
1500
1200
900
600
300
0
$840
$925
$1,357
$1,340
02
03
04
05
Return on Shareholders' Equity
(percentage)
20
15
10
5
0
A
2
1
B
2
(3)
C
8
D
7
6
02
03
04
05
Net Shipments per Employee
(thousands of dollars)
500
400
300
200
100
0
$266
$299
$435
$378
02
03
04
05

A

Our reported net income of $22.9 million, or $0.15 per diluted share, for the year ended December 31, 2002 includes a $17.0 million pre-tax charge for the write-off of debt issuance costs related to the retirement of the $880.0 million Liquid Yield Option Notes, $6.5 million of pre-tax restructuring and severance charges, a $7.7 million pre-tax benefit for the recovery of a receivable previously written-off, and a $4.6 million pre-tax gain on sale of an equity investment. In addition, the 2002 results include an $11.5 million net loss from SpeedFam-IPEC operations subsequent to the close of the acquisition on December 6, 2002 through December 31, 2002, which includes a $9.0 million charge for the write-off of in-process research and development. Without these charges and SpeedFam-IPEC's net loss, the 2002 net income would have been $40.4 million, or $0.27 per diluted share.

B

Our reported net loss of $67.8 million, or $0.45 per diluted share, for the year ended December 31, 2003 includes $62.5 million of pre-tax restructuring and other charges, and a non-cash charge of $62.8 million, net of tax, as a cumulative effect of a change in accounting principle from the consolidation of properties previously accounted for as synthetic leases. Without these charges, net income for 2003 would have been $35.9 million, or $0.23 per diluted share.

C

Our reported net income of $156.7 million, or $1.06 per diluted share, for the year ended December 31, 2004 includes net restructuring and other charges of $1.5 million, acquired in-process research and development write-offs of $6.1 million, net recovery from legal settlements of $2.6 million, and the reversal of previously-accrued royalty payments of $8.1 million. Without these charges and benefits, net income would have been $156.3 million, or $1.06 per diluted share.

D

Our reported net income of $110.1 million, or $0.80 per diluted share, for the year ended December 31, 2005 includes a pre-tax inventory write-down of $5.3 million and net pre-tax restructuring and other charges of $9.2 million. Without these charges, net income would have been $118.9 million, or $0.86 per diluted share.

Forward-Looking Statements

Except for purely historical information presented in this annual report to shareholders, the matters discussed herein are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this report refer to, without limitation, Novellus' opportunity for innovation as the semiconductor industry transitions to sub-90 nanometer chips requiring post-deposition film treatment; SOLA's position as the most advanced UVTP system available today; SOLA's industry-leading metrics and wafer throughput; Novellus' expectation that future semiconductor film applications will benefit from SOLA's technology and productivity benefits; Novellus' belief that a strategy of combining innovative technology and productivity defines a new kind of value for customers; Novellus' belief that it will resume its history of growth; Novellus' belief that its superior film quality and reduced costs outperform competitors; Novellus' ongoing focus on Asia; Novellus' leading position in the tungsten chemical vapor deposition market and belief that its share of the served available market could double or triple; Novellus' leadership in the copper electrochemical deposition market, the market for photoresist strip applications and the PECVD market; Novellus' expectation of results from efforts to streamline manufacturing and optimize supply chain and factory utilization; and Novellus' considerable optimism for the future, as well as other matters discussed in this report. Forward-looking statements are based on management's present expectations and intentions concerning the future. As such, they are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by such statements. These risks and uncertainties include, but are not limited to, technical and operational difficulties that prevent SOLA from performing as expected; competitors' introduction of superior UVTP systems; the inaccuracy of Novellus' expectations regarding the future direction of the semiconductor industry and Novellus' role therein; Novellus' inability to retain the people and maintain the products and processes that would enable it to resume growth; Novellus' failure to outperform competitors in developing, manufacturing and marketing new products or enhancing existing products; regulatory, political or economic developments, natural disasters or epidemics that adversely affect Novellus' operations, customers and suppliers in Asia; the loss of a significant customer or any reduction in orders from any significant customer; intensified competition and failure to sustain Novellus' leadership position in key markets; difficulties with the extendibility of Novellus' technology as device geometries shrink; inability to reduce warranty costs; the ineffectiveness of efforts to improve operational efficiencies; declines in consumer confidence, semiconductor manufacturers' capital expenditures, or demand for consumer electronics, integrated circuits and Novellus' products, as well as other risks indicated in our filings with the Securities and Exchange Commission, or SEC. For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 10-K for the year ended December 31, 2005, our Quarterly Reports on Form 10-Q and 10-Q/A for the quarters ended April 2, 2005, July 2, 2005 and October 1, 2005 and our Current Reports on Form 8-K. Forward-looking statements are made and based on information available to Novellus on the date of this report, and Novellus assumes no obligation to update them.

innovative technology

TO OUR SHAREHOLDERS, CUSTOMERS, PARTNERS, AND EMPLOYEES:

2005 WAS A YEAR OF TRANSITION AND PROGRESS FOR NOVELLUS. WE MAINTAINED OUR ONGOING LEADERSHIP POSITION IN MARKETS WHERE WE'VE TRADITIONALLY BEEN STRONG, WHILE GAINING SHARE IN SEVERAL OTHER SEMICONDUCTOR MANUFACTURING MARKET SEGMENTS THAT WE'VE TARGETED FOR GROWTH. WE EXTENDED OUR PRESENCE IN THE RAPIDLY GROWING ASIAN MARKETPLACE, AND ADDED SEVERAL SENIOR EXECUTIVES TO OUR TOP MANAGEMENT TEAM. WE RECORDED RESPECTABLE REVENUES AND PROFITS, IMPROVED OUR FREE CASH FLOW BY $80 MILLION VIA A REDUCTION IN INVENTORIES, AND REPURCHASED TEN MILLION SHARES OF NOVELLUS STOCK TO INCREASE SHAREHOLDER VALUE, ALL WHILE FOCUSING AGGRESSIVELY ON IMPROVING OUR OPERATIONAL EFFICIENCY. AS A RESULT OF THESE EFFORTS, WE BELIEVE THAT WE NOW HAVE THE PEOPLE, PRODUCTS, AND PROCESSES IN PLACE THAT WILL ENABLE NOVELLUS TO RESUME ITS HISTORY OF GROWTH.

For the fiscal year ended December 31, 2005, Novellus reported revenues of $1.3 billion, a decrease of 1.2 percent compared to revenues of $1.4 billion in 2004. Net income for 2005 was $110.1 million, or $0.80 per diluted share, compared to net income of $156.7 million, or $1.06 per diluted share, for the previous year. The company ended the year with cash, cash equivalents, short-term investments and restricted cash of $789.4 million, compared to $764.5 million at the close of 2004.

While Novellus was profitable in 2005, our profits were down and our revenues were flat compared to the previous year. Profitability was affected by three factors: high R&D expenses in our PVD and CMP product lines, declines in the average selling prices (ASPs) of our systems due to increased competition, and finally, higher levels of warranty expenses incurred with the installation of new products. To this latter point, the latest generation of process equipment faces increasing technological challenges brought on by the introduction of new materials and manufacturing steps. We believe, however, that these technology challenges will ultimately allow Novellus to outshine the competition in providing superior film quality and reduced defects.

BEHIND THE NUMBERS: PEOPLE MATTER

When it comes to besting the competition, Novellus' greatest strength is in our people. Our corporate culture has long been based on a concept we call KSA—an acronym for Knowledge, Skills and Abilities. It's a concept that underlies everything we do, as we remain committed to nurturing and improving the knowledge, skills and abilities of all of our dedicated employees. We also pride ourselves in the high ethical standards we practice in all of our business dealings—with customers, suppliers, partners, and with each other.

People made the news in 2005 for Novellus, as we made a number of key new appointments to our executive team. Drs. Wilbert van den Hoek, previously Novellus' chief technology officer, became president and CEO of the Novellus Development Corporation, where he now directs our new business venture efforts. His place as CTO was assumed by Dr. Fusen Chen, formerly our senior VP of Novellus Asia. And, to address the company's ongoing focus on Asia—which now represents greater than 60% of our business—we appointed Dr. Ming Xi as our new CTO for Novellus Asia, reporting to Fusen Chen.

trusted PRODUCTIVITY

We also brought in additional leadership from outside the company. Bill Kurtz, a senior financial executive with 25 years of experience at both Fortune 500 and start-up companies, joined Novellus as executive vice president and chief financial officer. Also new to Novellus is Dr. Tom Caulfield, who formerly ran the world's premier 300mm manufacturing plant for IBM and is now our executive vice president of sales, marketing and customer satisfaction. And Dr. Gino Addiego joined us as Novellus' executive vice president of corporate operations, tasked with the challenge of improving our operational efficiencies.

Progress with Products

A number of product lines were significant winners for Novellus in 2005. We continue to set the pace in the tungsten chemical vapor deposition (CVD) market, where our ALTUS® DirectFill™ system has rapidly gained market acceptance at all of our major customers. As device geometries shrink to 45 and 32 nanometers, we believe Novellus' share of the served available market for this film application could potentially double or even triple.

We enjoyed similar success and leadership in the copper electrochemical deposition market, where we shipped our 100th 300mm SABRE® system at the close of 2005. SABRE's innovative technology and trusted productivity was acknowledged by leading Asian foundry TSMC, which gave the product a Tool of the Year award. Still another winner for Novellus in 2005 was our GAMMA® product line, which has emerged as the market leader for photoresist strip applications. And Novellus continued to lead the way in the plasma-enhanced chemical vapor deposition (PECVD) market, where our versatile VECTOR® platform commands the largest installed base of 300mm PECVD systems in the industry.

New products of note introduced in 2005 include the INOVA® NExT, the latest evolution of our PVD technology targeted at 65 nanometers and beyond, and SPEED® NExT, which extends the reach of our high-density plasma (HDP) CVD product line down to 65 nanometers. But perhaps the most interesting product Novellus introduced last year was SOLA™—the industry's first production-worthy standalone ultraviolet thermal processing (UVTP) system for the post-deposition treatment of dielectric films. The balance of this report explains how SOLA creates a new kind of value for customers, combining the Innovative Technology and Trusted Productivity for which Novellus is known throughout the industry.

Improving Efficiencies for Shareholder Value

Just as our customers have had to adapt their strategies to the changing technology landscape, so Novellus has re-focused its efforts to improve operational efficiency–a key for improving our margins and profits. To that effect, in 2005 we began the process of implementing a number of programs designed to improve our internal operations. We're focused on improving our warranty service and installation efficiency, streamlining our manufacturing to improve "order to cash" cycle times, and optimizing both our supply chain and our factory utilization. All of these are activities from which we'll start to see results in 2006.

In summary, Novellus' efforts in 2005 to develop new products, maintain and gain market share, increase our operational efficiency and strengthen our management team have solidified an already strong foundation. The blend of Innovative Technology and Trusted Productivity we provide enables us to offer our customers the value they need in a dynamic and competitive marketplace. We remain committed to expanding our product portfolio, growing our market share and delivering outstanding shareholder value. Speaking on behalf of everyone at our company, I have considerable optimism for the future, and I thank our shareholders, customers, partners and employees for their ongoing support.

Richard S. Hill

Richard S. Hill
CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

FORM 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-17157

Novellus Systems, Inc.

(Exact name of Registrant as specified in its charter)

California	**77-0024666**
(State or other jurisdiction of incorporation of organization)	*(I.R.S. Employer Identification Number)*

4000 North First Street, San Jose, California 95134
(Address of principal executive offices including Zip code)

(408) 943-9700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, no par value
(Title of Class)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☑

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. (See definition of "accelerated filer" and "large accelerated filer" in Rule 12b-2 of the Exchange Act).

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of July 2, 2005 the aggregate market value of voting and non-voting stock held by non-affiliates of the Registrant was $2,958,627,682 based on the average of the high and low price of the Common Stock as reported on the NASDAQ National Market on such date. Shares of Common Stock held by officers, directors and holders of more than 5% of the outstanding Common Stock have been excluded from this calculation because such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of the Registrant's Common Stock outstanding on March 8, 2006 was 132,874,946.

DOCUMENTS INCORPORATED BY REFERENCE

Part III of this Annual Report on Form 10-K incorporates information by reference from the Registrant's Proxy Statement for its 2006 Annual Meeting of Shareholders. Except as expressly incorporated by reference, the Registrant's Proxy Statement shall not be deemed to be a part of this Annual Report on Form 10-K.

NOVELLUS SYSTEMS, INC.

2005 ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

The following information should be read in conjunction with the Consolidated Financial Statements and notes thereto included in this Annual Report on Form 10-K.

Item 1. *Business*

The Company

Novellus Systems, Inc. is a California corporation organized in 1984. At Novellus, we develop, manufacture, sell and support equipment used in the fabrication of integrated circuits, which are commonly called microchips or chips. The customers for our products manufacture chips for sale or for incorporation in their own products, or provide chip-manufacturing services to third parties.

Integrated circuits are generally built on a silicon wafer base and include a large number of different components, such as transistors, capacitors and other electronic devices. These components are connected on the silicon wafer by multiple layers of wiring, or interconnects. To build an integrated circuit, transistors are first created on the surface of the silicon wafer. Wiring and insulating structures are then added as alternating thin-film layers in a series of manufacturing process steps. Typically, a first layer of dielectric (insulating) material is deposited on top of the transistors. If the conductive material used is aluminum, subsequent metal layers are deposited on top of this base layer, etched to create the conductive lines that carry the electricity, and then filled with dielectric material to create the necessary insulators between the lines. When copper wires are being constructed, the manufacturing process is a mirror image of that described for aluminum: the insulator is etched, and the copper wiring is created in the etched insulator using a high-technology electrochemical deposition process that we call Electrofill™. Building either copper or aluminum wiring requires these manufacturing steps to be repeated many times: advanced chip designs may require as many as 500 process steps.

Initially, our focus was on a single aspect of the semiconductor device process: the deposition of conducting and insulating material films. Our advanced deposition systems use chemical vapor deposition (CVD), physical vapor deposition (PVD), and electrochemical deposition (ECD) processes to form the interconnects in the chip structure. Our High-Density Plasma CVD (HDP-CVD) and Plasma-Enhanced CVD (PECVD) systems employ a chemical plasma to deposit all of the dielectric or insulating layers. Our CVD Tungsten systems are used to deposit tungsten plug films. Our PVD systems use direct-current electrical power to deposit conductive metal layers by sputtering metal atoms from the surface of a target source. Our Electrofill™ ECD systems are used for depositing conductive layers of copper on wafers in a damascene process.

Beginning in 2001, Novellus has expanded beyond deposition technologies with a series of business acquisitions. That year, we acquired GaSonics International Corporation, a manufacturer of systems used to clean and prepare a wafer surface. In 2002, we acquired SpeedFam-IPEC, Inc., a manufacturer of chemical mechanical planarization (CMP) products. In 2004, we further diversified by acquiring Peter Wolters AG, a 200-year-old German company specializing in lapping and polishing equipment for a number of industries. With the acquisition of Peter Wolters, Novellus entered into market sectors beyond semiconductor manufacturing for the first time. In December 2004, our Board of Directors approved the creation of Novellus Development Company LLC, with funding of up to $10 million, for investment in private companies at various stages of development.

Our headquarters are located at 4000 North First Street, San Jose, California 95134 and our telephone number is (408) 943-9700.

Additional information about Novellus is available on our web site at **www.novellus.com.** We make available free of charge on our web site our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, and our Current Reports on Form 8-K, as well as amendments to those Reports, filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. These reports are available as soon as reasonably practicable after we electronically file them with, or furnish them to, the Securities and Exchange Commission (SEC). Information contained on our web site is not part of this Annual Report on Form 10-K or of our other filings with the SEC.

Semiconductor Industry Background

Over the past twenty years or more, the semiconductor industry has grown rapidly as a result of increasing demand for personal computers, the expansion of the Internet and the telecommunications industry, and the emergence of new applications in consumer electronics. More recently, growth has slowed, and there are signs that the industry is beginning to mature. While unit demand for chips continues to rise, their average selling prices continue to decline. There is growing pressure on chip manufacturers to reduce manufacturing costs while increasing the value of their products. The semiconductor industry has also been historically cyclical, with periods of rapid expansion followed by periods of over-capacity.

Several technological trends characterize chip manufacturing. Perhaps the most prominent of trends is the increasing density of the integrated circuit. Moore's Law, first postulated in the mid-1960s and still substantially accurate some 40 years later, states that the density of circuitry on an individual semiconductor chip doubles every 18 months. Today's advanced devices are being manufactured with line widths as small as 90 nanometers, and with up to ten layers of interconnect circuitry. By increasing circuit density, manufacturers can pack more electronic components on a chip and thereby provide higher performance and value.

Another trend worth noting is the transition to copper wiring from aluminum wiring as the primary conductive material in semiconductor devices. Copper has a lower electrical resistance value than aluminum, which provides a number of performance advantages. Because of the superior properties of copper, a chip made with copper may need only half as many metal layers as one made with aluminum, providing a considerable reduction in manufacturing cost. Copper wiring also produces a substantial improvement in device performance and a significant reduction in power requirements compared to aluminum.

A similar transition is under way from traditional insulating films made of silicon oxide to insulators with a low dielectric constant, or "low-k". Low-k dielectrics reduce the capacitance between metal lines in a device. This improves the speed and performance of the chip. However, low-k materials are more fragile than silicon oxide, and this poses a host of new challenges to the industry in integrating the new materials into a manufacturing process flow.

Another important trend is the move to larger wafer sizes. Semiconductor device manufacturers are migrating to larger, 300mm wafers because of the potential manufacturing cost advantages of these larger wafers compared to 200mm. The 300mm wafers provide in excess of 2.25 times the number of chips per wafer, and hence may provide significant economies of scale in the manufacturing process. Industry-wide, approximately 75% of the wafer fabrication equipment sold during 2005 was for 300mm manufacturing.

These trends shape the equipment and process demands of our chip-manufacturing customers. These customers generally measure the cost and performance of their production equipment in terms of "cost per wafer," a ratio determined by factoring in the costs for acquisition and installation of a system, operating costs, and net throughput rate. In a fixed period of time, a system with higher net throughput allows a manufacturer to recover the purchase price over a greater number of wafers, thereby reducing the cost of ownership of the system on a per-wafer basis. Yield and film qualities are also significant factors in selecting processing equipment. The increased cost of larger and more complex semiconductor wafers have made high yields extremely important to our customers. To achieve elevated yields and better film quality, systems must be able to repeat a process consistently and reliably. This characteristic is critical in achieving commercially acceptable yields. Systems that operate at desired throughput rates without approaching critical tolerance limits can achieve repeatability more easily.

Semiconductor Business Strategy

Our business objective is to use our core expertise to increase our market share in semiconductor manufacturing process equipment, and strengthen our position as a supplier to the semiconductor industry. The following are the key elements of our strategy:

Emphasize High-Productivity Systems — We established our current position in the industry by emphasizing high productivity as the principal benefit that our products and technologies deliver to customers. Our unique multi-station sequential design incorporated in many of our products is an example of our commitment to productivity. This multi-station sequential design allows our deposition, photoresist strip and ultraviolet thermal processing

(UVTP) systems to attain very high levels of wafer throughput, uniformity and overall film quality. The simple architecture of our systems also takes up less space in the fabrication facility and requires less downtime than other system designs. We intend to retain our historical focus on productivity by applying our multi-station sequential design in product enhancements and new product offerings.

Be Recognized for our Technology in our Served Available Markets — In the new era of nanoelectronics manufacturing, technology becomes critically important, given the difficulties in manufacturing chips at ever smaller line widths. It is our strategy to provide our customers with technologies in each of our served available markets.

Focus on Reducing Customer Costs — Cost is an important component when measuring overall productivity. Recognizing that, we strive to provide products and technologies that reduce our customers' overall cost of ownership by offering them a number of process improvements and process differentiators, as well as by providing highly reliable systems that require less servicing than competing alternatives in the market. We also design our systems with the goal of being extendible over multiple process generations.

Broaden our Interconnect Offerings — As semiconductor manufacturing technology becomes more complex, the interconnect structures on a chip take on greater importance in the manufacturing process. We believe that by expanding beyond our historical focus on deposition products, we add value in related interconnect manufacturing process steps. The acquisitions of GaSonics and SpeedFam-IPEC are examples of this strategy in action, as was the introduction in late 2005 of our UVTP system for post-deposition treatment of films.

Differentiate our Service Philosophy — Our philosophy is to develop reliable products that require less servicing than competing alternatives. We strive to provide support that minimizes the downtime and service costs that our customers experience.

Expand Market Presence in Asia — We derive a significant percentage of our net sales from Asia, and we believe that substantial additional growth potential exists in the region over the long term. Japan, Taiwan and Korea represent a significant portion of the world's capacity for semiconductor manufacturing. China is rapidly becoming a major manufacturing region for the industry. Our presence in Asia includes sales and support offices throughout Japan. We also maintain four offices in Korea, three in China, four in Taiwan, two in Malaysia, and one each in Singapore and India.

Leverage our Low-Cost Manufacturing Structure — We perform all system design, assembly and testing in-house, and outsource the manufacture of major subassemblies. This manufacturing strategy allows us to minimize our overhead costs and capital expenditures and gives us flexibility to increase capacity as needed. Outsourcing also allows us to focus on product differentiation through system design and quality control, and helps to ensure that our subsystems incorporate the latest third-party technologies in robotics, gas panels and microcomputers. We work closely with our suppliers to achieve cost reduction through joint development projects.

Semiconductor Manufacturing Products

Deposition Technologies

Our historical strength is rooted in deposition products. We currently offer products that address the needs of manufacturers across a number of different deposition technologies — CVD, PVD and ECD.

Since the introduction of our Concept One® dielectric platform in 1987, we have offered a range of processing systems for dielectric and metal deposition. In 1991, we introduced the Concept Two® platform — a modular, integrated production system capable of depositing both dielectric and conductive metal layers by combining one or more processing chambers with a common, automated wafer handler. The Concept Two enabled semiconductor device manufacturers to increase production throughput and system capability by adding process modules, without having to replace existing equipment. In 1997, we introduced the Concept Three™ platform, which built on the foundation of Concept Two to offer greater throughput in 300mm wafer manufacturing applications.

CVD Products

In the CVD process, manufacturers place wafers in a reaction chamber, introduce a variety of pure and precisely metered gases into the chamber, and then add some form of energy to activate a chemical reaction that deposits a film on the wafers. The CVD process is the traditional method used to deposit dielectric films on wafers. Manufacturers also use CVD to deposit conductive metal layers, particularly tungsten, as it is difficult to deposit such layers on devices with very small features when using conventional PVD or other deposition technologies.

HDP CVD Products

Concept Two SPEED® — Introduced in 1996, Concept Two SPEED was the semiconductor industry's first high-density plasma system capable of high-volume manufacturing. Concept Two SPEED is a single-wafer processing system for 200mm substrates, and was originally designed to deposit dielectric materials in an aluminum interconnect manufacturing process. Today, Concept Two SPEED is primarily used to deposit shallow trend isolation (STI) films as part of the transistor formation, as well as to deposit pre-metal layer dielectrics (PMD) in both aluminum and copper based devices.

Concept Three SPEED® — Introduced in 1997, the Concept Three SPEED is designed to deposit dielectric material on the 300mm wafer. Because it is based on our production-proven Concept Two product, Concept Three SPEED offers minimal risk to our customers in making the transition from 200mm to 300mm wafers.

SPEED® NExT™ — Introduced in 2004, the SPEED NExT system for 300mm wafers is designed specifically to address the challenges of dielectric gap fill at 65 nanometers and beyond. SPEED NExT builds upon the superior high-conductance chamber design of the existing SPEED platform with an innovative source technology that enables repeatable gap fill across a 300mm wafer. In addition, the ability to control the wafer position relative to the source allows SPEED NExT to have a wider gap fill process window.

W-CVD Products

Concept Two ALTUS® — In 1994, we introduced the Concept Two ALTUS, used to deposit the tungsten plugs and vias that connect aluminum interconnect lines in aluminum-based chips. The Concept Two ALTUS combines the modular architecture of the Concept Two with an advanced tungsten CVD dual-process chamber. The ALTUS' pulsed nucleation layer (PNL™) technology also permits the system to deposit conformal film in device structures with extremely high aspect ratios.

Concept Three ALTUS® — The Concept Three ALTUS, introduced in 1997, provides the same advantages to 300mm wafer tungsten deposition as its Concept Two ALTUS predecessor delivers for 200mm wafer applications.

ALTUS DirectFill™ — Introduced in 2004, the ALTUS DirectFill tungsten nitride/tungsten deposition system is designed for advanced contact and via-fill applications at 65 nanometers and below. ALTUS DirectFill simplifies the tungsten deposition process by replacing the standard multi-tool approach with a single three-module system. The advanced plug-fill technology of the ALTUS DirectFill can reduce contact resistance and lower the overall cost of ownership by 50% or more when compared to existing processes.

PECVD Products

Concept Two SEQUEL Express™ — Introduced in 1999, the Concept Two SEQUEL Express is designed to deposit our CORAL® family of low-k dielectric films, as well as other advanced films required for manufacturing 0.18 micron-and-smaller semiconductor devices. With a throughput in excess of 110 wafers per hour, Concept Two SEQUEL Express delivers up to 40% higher capital productivity and 40% lower cost of ownership than competing PECVD systems.

VECTOR® — Introduced in 2000, VECTOR is a PECVD system for depositing dielectric films on 300mm wafers. VECTOR delivers all the dielectric films required for a low-k device at 90 nanometer-and-smaller design rules. Our VECTOR has approximately two-thirds the footprint of the nearest competitor and 33% fewer critical subsystems.

SOLA™ — Introduced in 2005, SOLA is an innovative ultraviolet thermal processing (UVTP) system used for the low-temperature, post-deposition treatment of dielectric films. SOLA is designed for advanced materials such as high stress nitrides and porous low-k dielectrics that are used to deliver increased device speeds and lower power consumption in sub-90 nanometer chips. SOLA employs a high-productivity multi-station sequential treatment (MSST) architecture that achieves a treatment non-uniformity of less than 2%, thereby improving device yields.

PVD Products

PVD, also known as "sputtering," is a process in which ions of an inert gas such as argon are electrically accelerated in a high vacuum toward a target of pure metal, such as tantalum or copper. Upon impact, the argon ions sputter off the target material, which is then deposited as a thin film on the silicon wafer. PVD processes are used to create the barrier and seed layers in copper damascene interconnect applications. We entered the PVD marketplace with the acquisition of Varian Associates' Thin Film Systems Division in 1997.

INOVA® — The INOVA 200mm system was originally developed by the Thin Films Systems Division of Varian Associates. Novellus reintroduced the product in 1998 with the addition of a patented Hollow Cathode Magnetron (HCM®) ionized PVD source that was designed specifically for the deposition of copper barrier and seed films. The INOVA continues to gain market acceptance based on its superior barrier seed step coverage in advanced geometries.

INOVA xT™ — In 2000, we introduced the 300mm INOVA xT, which features HCM technology. The INOVA xT continues to offer superior barrier performance which leads to low via resistance and improved device reliability.

INOVA NExT™ — In 2005, we introduced the INOVA NExT, a 300mm metallization system designed to deposit highly conformal copper barrier-seed films at 45 nanometers and beyond. On the INOVA NExT, the single target HCM technology has been extended to the 45 nanometer node; the system also features an integrated ion-induced atomic layer deposition (iALD) module to deposit tantalum nitride (TaN) barrier films below 45 nanometers.

ECD Products

Our highly reliable and cost-effective Electrofill products are used to build the copper primary conduction layers in advanced integrated circuits. Electrofill uses a copper electrolytic solution to create lines and vias in a dielectric layer which has been etched with the pattern of the circuitry, in a process called copper damascene.

SABRE® — The SABRE copper Electrofill system, introduced in 1998, is one of the most reliable and technologically advanced copper ECD systems available on the market. SABRE meets today's technology requirements for copper metal layers at 65 nanometers and beyond. The SABRE employs a proprietary electrofill cell that prevents contamination of the back of the wafer with copper, and features a unique plating cell design that improves the repeatability of the copper fill. The simplicity of SABRE's design is the key to the system's high reliability and manufacturing availability. When coupled with the INOVA PVD system, SABRE provides a complete system for depositing advanced copper interconnects.

SABRE xT™ — The second generation SABRE xT, introduced in 1999, is an ECD platform for both 200mm and 300mm wafers. New features on the SABRE xT that were not found on the original SABRE include advanced plating chemistries, an integrated anneal module and closed-loop chemical monitoring.

SABRE NExT™ — Introduced in 2003, the SABRE NExT builds on the SABRE xT's production track record, offering a proprietary chemistry, a new anode cell design and other hardware refinements to tackle the complex process requirements of 90 nanometer, 65 nanometer and 45 nanometer interconnect structures. In comparison to the SABRE xT, the SABRE NExT reduces chemical costs by over 30%, and when combined with its improved throughput, cuts overall cost of ownership by over 10% on what is already a highly productive process.

Surface Preparation Technologies

Photoresist strip and clean processes represent an area of semiconductor manufacturing that is becoming increasingly important with the industry's migration to copper interconnects. Chip manufacturers use surface preparation products to remove photoresist and other potential contaminants from a wafer before proceeding with the next deposition step in the manufacturing process. We entered the market for this manufacturing process step in 2001.

GAMMA™ 2100 — The GAMMA 2100 200mm photoresist removal system uses a plasma source to strip photoresist. The GAMMA architecture features a multi-station sequential processing design with six strip stations, resulting in high rates of wafer throughput with a minimal number of critical subsystems.

GAMMA 2130 — The GAMMA 2130 system is our photoresist strip system for 300mm wafers. Our multi-station sequential processing architecture incorporates six stations within a single process chamber, enabling a 30% higher throughput rate than the closest competitor.

CMP Technologies

CMP systems polish the surface of a wafer after a deposition step to create a planar surface before moving on to subsequent manufacturing steps. Since copper films are more difficult to polish than the tungsten and oxide films used in previous-generation aluminum interconnects and since low-k dielectrics are much more porous than their predecessors, CMP has been elevated to the forefront of the enabling technologies required in a copper damascene manufacturing process. In recognition of this trend, we acquired SpeedFam-IPEC, a global supplier of CMP systems used in the fabrication of advanced copper interconnects, in 2002. We believe that the opportunity to understand the interactions between planarization, deposition and surface preparation steps and optimize them for overall performance gives us an important advantage in extending copper and low-k processes to advanced semiconductor devices.

MOMENTUM™ — MOMENTUM is a high-throughput, dry-in/dry-out CMP system for all 200mm wafer process applications. Designed with extendibility to accommodate future reductions in line widths, the MOMENTUM has four independent wafer-polishing platens that allow for maximum manufacturing flexibility. MOMENTUM also employs an orbital polishing motion and features a through-the-pad slurry delivery system that results in more efficient consumption of polishing chemicals, minimized dishing and reduced erosion.

XCEDA™ — Introduced in 2004, the XCEDA copper CMP system is an advanced 300mm platform designed to exceed both the technical and economic requirements of CMP at 65 nanometers and beyond. The XCEDA's four polishing modules and through-the-pad slurry delivery system can reduce slurry usage by up to 40%, dramatically reducing cost-of-ownership. The XCEDA system has also demonstrated quality planarization results on porous ultra low-k (ULK) materials with k-values of less than 2.0.

Industrial Applications Group

We acquired Peter Wolters AG in June 2004, the same year in which it celebrated its 200th anniversary. Peter Wolters AG is a supplier of high-precision machines for grinding, deburring, lapping, honing and polishing the outer surfaces of parts made of metal, glass, ceramic, plastic, silicon or similar materials. Our customers for these machines are manufacturers in sectors such as vehicles, aircraft and electronic products, parts and components. Other customers are in the glass and ceramics industries as well as manufacturers of products such as pumps, transmissions, compressors and bearings. In all of these areas, the demand for close tolerances for finish quality, thickness, flatness and parallelism is high. Our products include single-side machines, double-side machines, thru-feed grinding machines that feature the continuous feed of parts to be processed, and deburring systems.

In November 2005 we acquired Voumard Machines Co. SA, a producer of inner and outer diameter grinding machines using chuck-free or center-free work-holding systems. This acquisition expands the range of product offerings for the Industrial Applications Group.

Marketing, Sales and Service

We rely on a direct sales force to sell our Semiconductor Group's chip manufacturing products in all geographic regions in the world where semiconductors are manufactured, including Europe, the United States, Korea, Japan, China, Taiwan, and Southeast Asia. Our Industrial Applications products are also sold through our direct sales force.

The ability to provide prompt and effective field support is critical to our sales efforts, and we believe the support that we provide to our installed base has accelerated the penetration of certain key accounts. We also believe that our marketing efforts are enhanced by the technical expertise of our research and development personnel, who provide customer process applications support and participate in a number of industry forums, conferences and technical symposia.

Customers

For the year ended December 31, 2005, Samsung and Intel Corporation accounted for 20% and 13% of our net product sales, respectively. For the year ended December 31, 2004, Taiwan Semiconductor Manufacturing Company, Ltd., UMC (United Microelectronics Corporation) and Samsung accounted for 12%, 12% and 11% of our net product sales, respectively. For the year ended December 31, 2003, Samsung and Intel Corporation accounted for 27% and 12% of our net product sales, respectively. Historically, we have sold a significant proportion of systems in any particular period to a limited number of customers. System sales to our ten largest customers in 2005, 2004, and 2003 accounted for 71%, 69%, and 76% of our system sales, respectively. We expect that sales of our products to relatively few customers — none of which have entered into long-term agreements requiring them to purchase our products — will continue to account for a high percentage of our net sales in the foreseeable future.

Export sales outside of the United States for the year ended December 31, 2005 were $983.4 million, or 73% of net sales. For the year ended December 31, 2004, export sales were $1.0 billion, or 77% of net sales, while export sales for the year ended December 31, 2003 were $603.5 million, or 65% of net sales.

Backlog

As of December 31, 2005, our backlog was $382.2 million, with no cancellations in the period from December 31, 2005 to the date of this Annual Report on Form 10-K. As of December 31, 2004, our backlog was $474.7 million, with approximately $3.4 million of cancellations in the period from December 31, 2004 to March 15, 2005. Our backlog primarily includes transactions for which we have accepted purchase orders and assigned shipment dates within twelve months. All orders are subject to cancellation or rescheduling by customers, with limited or no penalties. Some products are shipped in the same quarter in which the order was received. For this reason, and because of possible changes in delivery schedules, cancellations of orders and delays in shipments, our backlog as of any particular date is not necessarily a reliable indicator of actual shipments for any succeeding period.

Research and Development

The highly cyclical semiconductor manufacturing industry is subject to rapid technological change and continual new product introductions and enhancements. Our ability to remain competitive depends on our success in developing new and enhanced systems, and introducing them at competitive prices on a timely basis. For this reason, we devote a significant portion of our personnel and financial resources to research and development programs.

Our current research and development efforts are directed at developing new systems and processes and improving the capabilities of existing systems. Research and development programs include advanced PVD systems, advanced gap fill technology, primary conductor metals, low-k dielectric materials, CMP systems, and additional advanced deposition and surface preparation technologies for the next generation of smaller-geometry fabrication lines. All new systems under development are capable of processing 300mm wafers.

Expenditures for research and development, excluding charges for acquired in-process research and development, during 2005, 2004, and 2003 were $247.3 million, $252.1 million, and $227.4 million, respectively. These expenditures represented approximately 18%, 19%, and 25% of our net sales in 2005, 2004, and 2003, respectively. We believe that research and development expenditures will continue to represent a substantial percentage of our net sales in the future.

Manufacturing

Our Semiconductor Group manufacturing activities consist primarily of assembling and testing components and subassemblies that we acquire from third-party vendors and then integrate into a finished system. We utilize an outsourcing strategy for the manufacture of major subassemblies, and we perform all system design, assembly and testing in-house. Our outsourcing strategy enables us to minimize fixed costs and capital expenditures, and provides us with the flexibility to increase production capacity. This strategy also allows us to focus on product differentiation through system design and quality control. We believe that our use of outsourced product specialists enables our subsystems to incorporate the latest and most advanced technologies in robotics, gas panels and microcomputers without the need for in-house expertise. We strive to work as closely as possible with all of our suppliers to achieve mutual cost reduction through joint development efforts.

Although we make reasonable efforts to ensure that such parts are available from multiple suppliers, certain key parts may only be obtained from a single source or limited sources. These suppliers are, in some cases, thinly capitalized, independent companies that generate significant portions of their business from us or from a small group of companies in the semiconductor industry. We seek to reduce our dependence on single or limited-source suppliers. However, disruptions in parts delivery or termination of certain suppliers may occur, and such disruptions and terminations could have an adverse effect on our operations. A prolonged inability to obtain certain parts could have a material adverse effect on our business, financial condition or results of operations, and could result in our inability to meet customer demands on time.

We manufacture our systems in clean-room environments similar to those used by semiconductor manufacturers for chip fabrication, which helps to minimize the amount of particulates and other contaminants in the final assembled system and to improve yields for our customers. Following assembly, we package our completed systems in plastic shrink-wrap to maintain clean-room standards during shipment.

Competition

Significant competitive factors in the semiconductor equipment market include system performance and flexibility, cost, the size of each manufacturer's installed customer base, customer support capability and the breadth of a company's product line. We believe that we compete favorably in all of the market segments we serve because of the fundamental advantages associated with our system performance and flexibility, low cost of ownership, high wafer yields and customer support. However, we face substantial competition from both established competitors and potential new entrants in each of these markets. Installing and integrating capital equipment into a semiconductor production line represents a substantial investment. For this reason, once a manufacturer chooses a particular vendor's capital equipment, experience has shown that the manufacturer will generally rely upon that equipment for the useful life of the specific application. As a result, all of today's semiconductor equipment makers typically have difficulty in selling a product to a particular customer to replace or substitute for a competitor's product previously chosen or qualified by that customer.

In the CVD, PECVD, HDP and PVD markets, our principal competitor is Applied Materials, Inc. (Applied), a major supplier of systems that has established a substantial base of installed equipment among today's semiconductor manufacturers. In the PECVD market, we also compete against ASM International. In the ECD market, our principal competitors are Applied and Semitool, Inc. Our principal competitors in the surface preparation product arena are Mattson Technologies, Inc. and Axcelis Technologies, Inc. In the CMP market, our major competitors are Applied and Ebara Corporation.

Patents and Proprietary Rights

We intend to continue to pursue patent and trade secret protection for our technology. We currently hold over 485 patents. We have many pending patent applications, and we intend to file additional patent applications as appropriate. There can be no assurance that patents will be issued from any of these pending applications or future filings, or that any claims allowed from existing patents or pending or future patent applications will be sufficiently *broad* to protect our technology. While we intend *to vigorously protect* our intellectual property rights, there can be no assurance that any patents we hold will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to us. See Item 3. Legal Proceedings, for further discussions.

We also rely on trade secrets and proprietary technology that we protect through confidentiality agreements with employees, consultants, and other parties. There can be no assurance that these parties will not breach those agreements, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by others.

There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. We are currently involved in such litigation. Except as set forth in Item 3. Legal Proceedings, we are not aware of any significant claim of infringement by our products of any patent or proprietary rights of others; however, we could become involved in additional litigation in the future. Although we do not believe the outcome of current litigation will have a material impact on our business, financial condition or results of operations, no assurances can be given that current or future litigation will not have such an impact. For further discussion see Item 3. Legal Proceedings.

In addition to current litigation, our operations, including the further commercialization of our products, could provoke additional claims of infringement from third parties. In the future, litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how that we own, to defend ourselves against claimed infringement of the rights of others, or to determine the scope and validity of the proprietary rights of others. Any such litigation could result in substantial cost and diversion of efforts and could have a material adverse effect on our financial condition or operating results. In addition, adverse determinations in such litigation could result in loss our of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties, or prevent us from manufacturing or selling our products. Any of these occurrences could have a material adverse effect on our business, financial condition or results of operations.

Employees

On December 31, 2005, we had 3,550 full-time and temporary employees. Certain employees outside of the United States are represented by labor unions. We have never experienced a work stoppage, slowdown or strike. We consider our employee relations to be good.

The success of our future operations depends in large part on our ability to recruit and retain senior management, engineers, technicians, marketing, sales and service professionals and other key personnel. Qualified people are in great demand across each of these industry disciplines, and there can be no assurance that we will be successful in retaining or recruiting key personnel.

Business Combinations

We purchased 90% of the outstanding capital stock of Voumard Machines Co. SA for an aggregate purchase price of approximately $6.8 million in cash on November 18, 2005. We funded the purchase price of the acquisition with existing cash resources.

Environmental Matters

Neither compliance with federal, state and local provisions regulating discharge of materials into the environment, nor remedial agreements or other actions relating to the environment, has had, or is expected to have, a material effect on our capital expenditures, financial condition, results of operations or competitive position.

Item 1A. *Risk Factors*

Set forth below and elsewhere in this Annual Report on Form 10-K and in other documents we file with the Securities and Exchange Commission, are risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements contained in this Annual Report on Form 10-K.

Cyclical downturns in the semiconductor industry negatively impact demand for our equipment.

Our business depends predominantly on the capital expenditures of semiconductor manufacturers, which in turn depend on current and anticipated market demand for integrated circuits and the products that use them. The semiconductor industry has historically been cyclical and has experienced periodic downturns that have had a material adverse effect on the demand for semiconductor processing equipment, including equipment that we manufacture and market. The rate of changes in demand is accelerating, rendering the global semiconductor industry increasingly volatile. During periods of reduced and declining demand, we must be able to quickly and effectively align our costs with prevailing market conditions, as well as motivate and retain key employees and maintain a stable management team. Our inventory levels during periods of reduced demand have at times been higher than optimal. We cannot provide any assurance that we will not be required to make inventory valuation adjustments in future periods. During periods of rapid growth, we must be able to acquire and/or develop sufficient manufacturing capacity to meet customer demand, and hire and assimilate a sufficient number of qualified people. In each of the years 2001 through 2005, we have implemented restructuring plans to align our business with fluctuating conditions. Future restructuring plans may be required to respond to future changes. Net orders and net sales may be adversely affected if we fail to respond to changing industry cycles in a timely and effective manner. We experienced a downturn in demand in the first quarter of 2005, with a slight increase in the second quarter of 2005, a decrease in the third quarter of 2005 and an increase in the fourth quarter of 2005. We cannot provide any assurance that this increase will be sustainable, and our net sales and operating results may be adversely affected if demand does not continue to grow and if downturns or slowdowns in the rate of capital investment in the semiconductor industry occur in the future.

The competitive and capital-intensive nature of the semiconductor industry increases the difficulty of maintaining and capturing market share.

We face substantial competition in the industry, from both potential new market entrants and established competitors. Competitors may have greater financial, marketing, technical or other resources, and greater ability to respond to pricing pressures, than we do. They may also have broader product lines, greater customer service capabilities, or larger and more established sales organizations and customer bases. To maintain or capture a position in the market, we must develop new and enhanced systems and introduce them at competitive prices on a timely basis, while managing our research and development and warranty costs. Semiconductor equipment manufacturers incur substantial costs to install and integrate capital equipment into their production lines. This increases the likelihood of continuing relationships with chosen equipment vendors, including our competitors, and the difficulty of penetrating new customer accounts. In addition, sales of our systems depend in significant part upon a prospective customer's decision to increase or expand manufacturing capacity — which typically involves a significant capital commitment. From time to time, we have experienced delays in finalizing system sales following initial system qualification. Due to these and other factors, our systems typically have a lengthy sales cycle, during which we may expend substantial funds and management effort. Heightened competition may also force price reductions that could adversely affect our results of operations.

Rapid technological change in the semiconductor industry requires substantial research and development expenditures and responsiveness to customer needs.

We devote a significant portion of our personnel and financial resources to research and development programs, and we seek to maintain close relationships with our customers in order to remain responsive to their product and manufacturing process needs. Our success depends in part on our ability to accurately predict evolving industry standards, to develop innovative solutions and improve existing technologies, to win market acceptance of our new and advanced technologies and to manufacture our products in a timely and cost-effective manner. Our products and processes must address changing customer needs in a range of materials, including copper and aluminium, at ever-smaller line widths and feature sizes, while maintaining our focus on manufacturing efficiency and product reliability. If we do not continue to gain market acceptance for our new technologies and products, or develop and introduce improvements in a timely manner in response to changing market conditions or customer requirements, or remain focused on research and development efforts that will translate into greater revenues, our business could be seriously harmed.

In the semiconductor capital equipment market, technological innovations tend to have long development cycles. We have experienced delays and technical and manufacturing difficulties from time to time in the introduction of certain of our products and product enhancements. In addition, we may experience delays and technical and manufacturing difficulties in future introductions or volume production of our new systems or enhancements. The increased costs and reduced efficiencies that may be associated with the development, manufacture, sale and support of future products or product enhancements relative to our existing products, may adversely affect our operating results.

Our success in developing, introducing and selling new and enhanced systems depends upon a variety of factors, including product selection; hiring, retaining and motivating highly qualified design and engineering personnel; timely and efficient completion of product design and development; implementation of manufacturing and assembly processes; achieving specified product performance in the field; and effective sales and marketing. There can be no assurance that we will be successful in selecting, developing, manufacturing and marketing new products, or in enhancing our existing products. There can be no assurance that revenue from future products or product enhancements will be sufficient to recover our investments in research and development. To ensure the functionality and reliability of our future product introductions or product improvements, we incur substantial research and development costs early in development cycles, before we can confirm the technical feasibility or commercial viability of a product or product improvement. If new products have reliability or quality problems, reduced orders, or higher manufacturing costs, delays in collecting accounts receivable and additional service may result and warranty expenses may rise, affecting our gross margins. Any of these events could materially and adversely affect our business, financial condition or results of operations.

We are exposed to the risks of global operations.

We serve an increasingly global market. Substantial operations outside of the United States and export sales expose us to certain risks that may adversely affect our operating results and net sales, including, but not limited to:

- Tariffs and other trade barriers;
- Challenges in staffing and managing foreign operations and providing prompt and effective field support to our customers outside of the United States;
- Difficulties in managing foreign distributors;
- Potentially adverse tax consequences, including withholding tax rules that may limit the repatriation of our earnings, and higher effective income tax rates in foreign countries where we conduct business;
- Governmental controls, either by the United States or other countries, that restrict our business overseas or the import or export of semiconductor products, or increase the cost of our operations;
- Longer payment cycles and difficulties in collecting accounts receivables outside of the United States;
- Inadequate protection or enforcement of our intellectual property and other legal rights in foreign jurisdictions;
- Global or regional economic downturns;
- Geo-political instability, natural disasters, acts of war or terrorism; and
- Fluctuations in interest and foreign currency exchange rates, creating the need to enter into forward foreign exchange contracts to hedge against the short-term impact of currency fluctuations, specifically transactions denominated in Japanese yen. Exchange rate volatility may also increase the cost of our exported products for international customers and inhibit demand.

There can be no assurance that any of these factors will not have a material adverse effect on our business, financial condition or results of operations. In addition, each region in the global semiconductor equipment market exhibits unique market characteristics that can cause capital equipment investment patterns to vary significantly from period to period. We derive a substantial portion of our revenues from customers in Asia. Any negative economic developments or geo-political instability in Asia, including the possible outbreak of hostilities or epidemics involving China, Taiwan, Korea or Japan, could result in the cancellation or delay by certain significant customers of orders for our products, which could adversely affect our business, financial condition or results of operations. Our continuing expansion in Asia renders us increasingly vulnerable to these risks.

Our quarterly operating results and stock price are unpredictable.

We have experienced and expect to continue to experience significant fluctuations in our quarterly operating results, which may adversely affect our stock price. Our future quarterly operating results and stock price may not align with past trends. The factors that could lead to fluctuations in our results include, but are not limited to:

- Building our systems according to forecast, instead of limited backlog information, which hinders our ability to plan production and inventory levels;
- Variability in manufacturing yields;
- Failure to receive anticipated orders in time to permit shipment during the quarter;
- Timing and cancellation of customer orders and shipments, including deferring orders of our existing products due to new product announcements by us and/or our competitors;
- Changing demand for and sales of lower-margin products relative to higher-margin products;
- Competitive pricing pressures;
- The effect of revenue recognized upon acceptance with little or no associated costs; and
- Fluctuation in warranty costs.

Changes in tax rates or liabilities could negatively impact our future results.

We are subject to taxation in the U.S. and other foreign countries. Our future tax rates could be affected by changes in the composition of earnings in countries with differing tax rates, changes in the valuation of deferred tax assets and liabilities, or changes in the tax laws. We are also subject to regular examination of our tax returns by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of favorable or unfavorable outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. Although we believe that our tax estimates are reasonable, there can be no assurance that any final determination will not be materially different from the treatment reflected in our historical income tax provisions and accruals. Factors that could cause estimates to be materially different include, but are not limited to:

- Changes in the regulatory environment;
- Changes in accounting and tax standards or practices; and
- Overall business conditions in the semiconductor equipment industry.

We face risks associated with acquisitions.

We have made — and may in the future make — acquisitions of or significant investments in businesses with complementary products, services and/or technologies. Acquisitions involve numerous risks, including, but not limited to:

- Difficulties in integrating the operations, technologies, products and personnel of acquired companies;
- Lack of synergies or the inability to realize expected synergies and cost-savings;
- Revenue and expense levels of acquired entities differing from those anticipated at the time of the acquisitions;
- Difficulties in managing geographically dispersed operations;
- The potential loss of key employees, customers and strategic partners of acquired companies;
- Claims by terminated employees, shareholders of acquired companies or other third parties related to the transaction;
- The issuance of dilutive securities, assumption or incurrence of additional debt obligations or expenses, or use of substantial portions of our cash;
- Diversion of management's attention from normal daily operations of the business; and
- The impairment of acquired intangible assets as a result of technological advancements, or worse-than-expected performance of acquired companies.

Acquisitions are inherently risky, and we cannot provide any assurance that our previous or future acquisitions will be successful. The inability to effectively manage the risks associated with previous or future acquisitions could materially and adversely affect our business, financial condition or results of operations.

We are exposed to risks associated with our diversification strategy.

Our core business and expertise has historically been in the development, manufacture, sale and support of deposition technologies, and more recently, wafer surface preparation and chemical mechanical planarization technologies. Our acquisitions of Peter Wolters and Voumard and the establishment of our Industrial Applications Group represent the first expansion of our business beyond the semiconductor equipment industry. We lack experience in the high-precision machine manufacturing equipment market, compared with our knowledge of the semiconductor equipment industry, and cannot give any assurance that we can maintain or improve the quality of products, level of sales, or relations with significant employees, customers or suppliers, that are necessary to compete in the market for high-precision machine manufacturing tools. Our efforts to integrate and develop the Industrial Applications Group may divert capital, management attention, research and development and other critical resources away from, and adversely affect, our core business.

We face risks related to concentration of net sales.

We currently sell a significant proportion of our systems in any particular period to a limited number of customers, and we expect that sales of our products to a relatively few customers will continue to account for a high percentage of our net sales in the foreseeable future. Although the composition of the group comprising our largest customers varies from year to year, the loss of a significant customer or any reduction in orders from any significant customer — including reductions due to customer departures from recent buying patterns, as well as economic or competitive conditions in the semiconductor industry — could materially and adversely affect our business, financial condition or results of operations.

We face risks related to intellectual property.

We intend to continue to seek legal protection, primarily through patents and trade secrets, for our proprietary technology. Seeking patent protection is a lengthy and costly process, and there can be no assurance that patents will be issued from any pending applications, or that any claims allowed from existing or pending patents will be sufficiently broad to protect our proprietary technology. There is also no guarantee that any patents we hold will not be challenged, invalidated or circumvented, or that the rights granted thereunder will provide competitive advantages to us, given the speed with which technology becomes obsolete in the semiconductor industry. Our competitors may develop and obtain patents to technologies that are similar or superior to our technologies. In addition, the laws of foreign jurisdictions in which we develop, manufacture or sell our products may not protect our intellectual property rights to the same extent as do the laws of the United States.

Adverse outcomes in current or future legal disputes regarding patent and intellectual property rights could result in the loss of our proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties, or prevent us from manufacturing or selling our products. However, we are not aware of any significant claim of infringement by our products of any patent or proprietary rights of others. Regardless of the merit of any legal disputes, we incur substantial costs to prosecute or defend our intellectual property rights. In addition, if the terms of settlements entered into with certain of our competitors are not observed or enforced, we may suffer further costs. Any of these circumstances could have a material adverse effect on our business, financial condition or results of operations.

Our ability to develop intellectual property depends on hiring, retaining and motivating highly qualified design and engineering staff with the knowledge and technical competence to advance our technology and productivity goals. To protect our trade secrets and proprietary information generally, we have entered into confidentiality or invention assignment agreements with our employees, as well as consultants and other parties. If these agreements are breached, our remedies may not be sufficient to cover our losses.

The loss of key employees could harm our business and operations.

Our employees are extremely important to our success and our key management, engineering and other employees are difficult to replace. The expansion of high technology companies has increased demand and competition for qualified personnel. If we are unable to retain key personnel, or if we are not able to attract, assimilate or retain additional highly qualified employees to meet our needs in the future, our business and operations could be harmed.

Supply shortages could affect our ability to meet customer demands.

Our growth and ability to meet customer demands depend in part of on our ability to obtain timely deliveries of parts, components and sub-assemblies for the manufacture and support of our products from our suppliers. Although we make reasonable efforts to ensure that such parts are available from multiple suppliers, certain key parts may only be obtained from a single source or from limited sources. These suppliers are in some cases thinly capitalized, independent companies who derive a significant amount of their business from us and/or a small group of other companies in the semiconductor industry. Our supply channels may be vulnerable to disruption. Any such disruption to or termination of our supplier relationships may result in a prolonged inability to secure adequate supplies at reasonable prices or of acceptable quality, and may adversely effect our ability to bring new products to market and deliver them to customers in a timely manner. As a result, our revenues and operations may be harmed.

We are exposed to risks associated with outsourcing activities.

We also outsource the manufacture of major subassemblies, which enables us to focus on performing system design, assembly and testing in-house, thereby minimizing our fixed costs and capital expenditures. Although we make reasonable efforts to ensure that third party providers will perform to our standards, our reliance on suppliers and subcontractors limits our control over quality assurance and delivery schedules. Defects in workmanship, unacceptable yields, manufacturing disruptions and difficulties in obtaining export and import approvals may impair our ability to manage inventory and cause delays in shipments and cancellation of orders that may adversely affect our relationships with current and prospective customers and enable competitors to penetrate our customer accounts. In addition, third party providers may prioritize capacity for larger competitors or increase prices to us, which will affect our ability to respond to pricing pressures from competitors and customers, and our profitability.

If our outside audit firm does not maintain its "independence," we may be unable to meet our regulatory reporting obligations.

Our independent registered public accounting firm communicates with us at least annually regarding any relationships between the firm and Novellus that, in the firm's professional judgment, might have a bearing on the firm's independence with respect to Novellus.

If our independent registered public accounting firm finds that it cannot confirm that it is independent of Novellus based on existing securities laws and registered public accounting firm independence standards, we could experience delays or otherwise fail to meet our regulatory reporting obligations.

Corporate governance and financial reporting compliance requirements may lead to increased costs and difficulty in attracting qualified executive officers and directors.

To comply with the requirements of the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and adopted by NASDAQ in response to Sarbanes-Oxley, we have made changes to our financial reporting, securities disclosure and corporate governance practices. In 2005, we incurred increased legal and financial compliance costs due to these new and evolving rules, regulations, and listing requirements, and management time and resources were re-directed to ensure current and implement future compliance initiatives. These rules may make it more difficult for us to attract and retain qualified executive officers and members of our Board of Directors, particularly to serve on our audit committee, as well as make it more costly to obtain liability insurance coverage for our officers and directors.

We are exposed to risks related to our indemnification of third parties.

From time to time, in the normal course of business, we indemnify third parties with whom we enter into contractual relationships, including customers, lessors, and parties to other transactions with us, with respect to certain matters. We have agreed, under certain conditions, to hold these third parties harmless against specified losses, such as those arising from a breach of representations or covenants, other third party claims that our products when used for their intended purposes infringe the intellectual property rights of such other third parties or other claims made against certain parties. If our customers become involved in legal disputes in which they contend that we allegedly have indemnification obligations, we may be subject to potential liability. It is not possible to determine the maximum potential amount of liability under any indemnification obligations, whether or not asserted, due to our limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. Historically, payments made by us under these obligations have not been material.

We face risks related to changes in accounting standards for stock option plans.

Beginning in our first fiscal quarter of 2006, SFAS No. 123(R) requires us to recognize compensation expense in our statement of operations for the fair value of unvested employee stock options at the date of adoption and new stock options granted to our employees after the adoption date over the related vesting periods of the stock options. The requirement to expense stock options granted to employees reduces their attractiveness because the expense associated with these grants may result in future compensation charges. In addition, the expenses recorded may not accurately reflect the value of our stock options because the option pricing models required by SFAS No. 123(R) were not developed for use in valuing employee stock options and are based on highly subjective assumptions, including the option's expected life and the price volatility of the underlying stock. Alternative compensation arrangements that can replace stock option programs may also negatively impact profitability. Stock options remain an important employee recruitment and retention tool, and we may not be able to attract and retain key personnel if we reduce the scope of our employee stock option program following the adoption of SFAS No. 123(R). Our employees are critical to our ability to develop and design systems that advance our productivity and technology goals, increase our sales goals and provide support to customers. Accordingly, as a result of the requirement under SFAS No. 123(R) to recognize the fair value of stock options as compensation expense, beginning in the first quarter of 2006, our future profitability can be expected to be reduced.

We are exposed to risks associated with our investment activities.

Our ability to compete in the semiconductor manufacturing industry depends on our success in developing new and enhanced technologies that advance the productivity and innovation advantages of our products. To further these goals, we have formed the Novellus Development Company, a venture fund that enables us to invest in emerging technologies and strengthen our technology portfolio for both existing and potentially new market opportunities. Although the fund intends to make enquiries reasonably necessary to make an informed decision as to the companies and technologies in which it will invest, we cannot provide any assurance as to any future return on investment or ability to bring new technologies to market. There are risks inherent in investing in start-up companies, which may lack a stable management team, operating history or adequate cash flow. The securities in which the fund may invest may not be registered under the Securities Act or any applicable state securities laws, and may be subject to restrictions on marketability or transferability. Given the nature of the investments that may be contemplated by the fund, there is a significant risk that it will be unable to realize its investment objectives by sale or other disposition, or will otherwise be unable to identify or develop any commercially viable technology. In particular, these risks could arise from changes in the financial condition or prospects, management inexperience and lack of research and development resources of the companies in which investments are made, and evolving technological standards. Investments contemplated by the fund may divert management time and attention, as well as capital, away from our core operating business. Any future losses on investments attributable to the fund may materially and adversely impact our business, financial condition and operating results.

Item 1B. ***Unresolved Staff Comments***

Not applicable.

Item 2. *Properties*

Information regarding our principal properties at December 31, 2005 is as follows:

# of Buildings	Location	Operating Segment	Use	Ownership	Square Footage
9	San Jose, CA	Semiconductor Group	Corporate Headquarters, Manufacturing, Research and Development, Engineering, Applications Demonstration Lab, Customer Support, Administration and Warehousing	Owned	642,000
4	Tualatin, OR	Semiconductor Group	Manufacturing, Research and Development, Engineering, Customer Support, Administration and Warehousing	Owned	442,000
2	Chandler, AZ	Semiconductor Group	Manufacturing, Research and Development, Engineering, Customer Support, Administration and Warehousing	Leased	148,000
1	Des Plaines, IL	Industrial Applications Group	Manufacturing, Research and Development, Owned Engineering, Customer Support, Administration and Warehousing	Owned	41,000
1	Plainville, MA	Industrial Applications Group	Research and Development, Engineering, Customer Support, and Warehousing	Owned	25,000
1	Leicestershire, UK	Industrial Applications Group	Manufacturing, Customer Support, Administration and Warehousing	Owned	9,000
1	Rendsburg, Germany	Industrial Applications Group	Manufacturing, Research and Development, Engineering, Customer Support, Administration and Warehousing	Owned	189,000
1	Neuchâtel, Switzerland	Industrial Applications Group	Manufacturing, Research and Development, Customer Support and Administration	Owned	126,000
1	La Chaux-de-Fonds, Switzerland	Industrial Applications Group	Manufacturing	Leased	13,000
			Total	Owned	1,474,000 Sq. Ft.
				Leased	161,000 Sq. Ft.

In our semiconductor operating segment, we also lease several domestic field offices totaling approximately 37,000 square feet of space and several sites outside the United States that we use as sales and customer service centers. These foreign sites total approximately 201,000 square feet of space. Our facilities in Europe include approximately 29,000 square feet of leased space in various countries including France, Germany, Italy, and Ireland. Our facilities in Asia include approximately 172,000 square feet of leased space in various countries including China, India, Japan, Korea, Malaysia, Singapore and Taiwan. We also sublease, or have available for sublease, approximately 717,000 square feet of space in and around the San Jose, California and Chandler, Arizona areas. We have committed to vacate the Chandler, Arizona facilities, as well as certain properties located in San Jose, California, during the first quarter of 2006.

In our Industrial Applications Group operating segment, we also lease three field offices totaling approximately 3,000 square feet in Germany, China and Japan. We also sublease approximately 40,000 square feet of space in Mettmann, Germany.

Upon completion of our current facility consolidation initiative, we believe that our remaining facilities will be sufficient to meet our requirements for the foreseeable future.

Item 3. *Legal Proceedings*

Linear Technology Corporation

In March 2002, Linear Technology Corporation (Linear) filed a complaint against Novellus, among other parties, in the Superior Court of the State of California for the County of Santa Clara. The complaint seeks damages (including punitive damages) and injunctions for causes of actions involving alleged breach of contract, fraud, unfair competition, breach of warranty and declaratory relief. On September 3, 2004, Novellus filed a demurrer to all causes of action in the complaint, which the court granted without leave to amend on October 5, 2004. On January 11, 2005, Linear filed a notice of appeal of the court's order and the appeal is now fully briefed. The Court of Appeal has not yet set a date for oral argument. Although we prevailed on these claims in the Superior Court, it is possible that the Court of Appeal will reverse the ruling of the Superior Court, in which case Novellus could face potential liability on these claims. We cannot predict how the Court of Appeal will rule on this issue or, if it does rule against Novellus, estimate a range of potential loss, if any. However, we currently believe that the ultimate disposition of these matters will not have a material adverse effect on our business, financial condition or results of operations.

Plasma Physics Corporation and Solar Physics Corporation Matter

On June 14, 2002, certain of Novellus' present and former customers — including Agilent Technologies, Inc., Micron Technology, Inc., Agere Systems, Inc., National Semiconductor Corporation, Koninklijke Philips Electronics N.V., Texas Instruments, Inc., ST Microelectronics, Inc., LSI Logic Corporation, International Business Machines Corporation, Conexant Systems, Inc., Motorola, Inc., Advanced Micro Devices, Inc. and Analog Devices Inc. (Analog Devices) — were sued for patent infringement by Plasma Physics Corporation (Plasma Physics) and Solar Physics Corporation (Solar Physics). Novellus was not sued by Plasma Physics, Solar Physics, or any other party for infringement of any Plasma Physics or Solar Physics patent. Certain defendants in the case, however, allege that Novellus has indemnification obligations and liability relating to these lawsuits. For example, Analog Devices has filed a complaint against Novellus in the United States District Court for the District of Massachusetts regarding these purported indemnity obligations and other duties and obligations allegedly owed by Novellus. This complaint has not yet been served. We believe that these matters will not have a material adverse impact on our business, financial condition, or results of operations. There can be no assurance, however, that we would prevail in any lawsuit filed in connection with the alleged indemnification obligations. If one or more parties were to prevail against us in such a suit and damages were awarded, the adverse impact on our business, financial condition, or results of operations could be material. However, due to the uncertainty surrounding the litigation process, we are unable to estimate a range of loss, if any, at this time.

Other Litigation

We are a defendant or plaintiff in various actions that have arisen in the normal course of business. We believe that the ultimate disposition of these matters will not have a material adverse effect on our business, financial condition or results of operations. However, due to the uncertainty surrounding the litigation process, we are unable to estimate a range of loss, if any, at this time.

Item 4. *Submission of Matters to a Vote of Security Holders*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Stock Information

Novellus' common stock is traded on the NASDAQ Stock Market and is quoted on the NASDAQ National Market under the symbol "NVLS." The following table sets forth the closing high and low prices of our common stock as reported by the NASDAQ National Market for the periods indicated:

	2005	
	High	Low
First Quarter	$30.18	$24.66
Second Quarter	27.33	23.43
Third Quarter	29.13	24.57
Fourth Quarter	26.02	21.36

	2004	
	High	Low
First Quarter	$44.44	$29.15
Second Quarter	34.64	28.48
Third Quarter	31.44	23.13
Fourth Quarter	29.55	24.15

As of March 8, 2006, there were 1,200 holders of record of our common stock. We have not paid cash dividends on our common stock since inception, and our Board of Directors presently plans to use the cash generated from operations to reinvest in the business and to repurchase common shares. Accordingly, it is anticipated that no cash dividends will be paid to holders of common stock in the foreseeable future.

As of December 31, 2005, we had approximately $863.2 million of remaining authorized funds for the repurchase of shares of our common stock.

Following is a summary of our stock repurchases for the quarter ended December 31, 2005.(1)

Period	Total Number of Shares Purchased(2)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May yet be Purchased Under the Plans or Programs
October 2, 2005 to November 5, 2005	5,147,612	$21.53	5,147,612	$896.2 million
November 6, 2005 to December 3, 2005	390,200	$23.46	390,200	$887.0 million
December 4, 2005 to December 31, 2005	991,459	$24.07	991,459	$863.2 million
Total	6,529,271	$22.03	6,529,271	$863.2 million

(1) On February 24, 2004, we announced that our Board of Directors had approved a stock repurchase plan that authorized the repurchase of up to $500.0 million of our outstanding common stock through February 13, 2007. On September 20, 2004 we announced that our Board of Directors had authorized an additional $1.0 billion for repurchase of our outstanding common stock through September 14, 2009. We may repurchase shares from time to time in the open market, through block trades or otherwise. The repurchases may be commenced or suspended at any time or from time to time without prior notice depending on prevailing market conditions and other factors.

(2) All shares were purchased pursuant to the publicly announced plan.

Item 6. *Selected Financial Data*

Set forth below is a summary of certain consolidated financial information with respect to Novellus as of the dates and for the periods indicated. The Consolidated Statements of Operations data set forth below for each of the five years in the period ended December 31, 2005 and the Consolidated Balance Sheet data at each respective year end have been derived from our Consolidated Financial Statements, which have been audited. We acquired Peter Wolters AG on June 28, 2004, in a transaction accounted for as a purchase business combination. The Selected Consolidated Financial Data includes the operating results and financial data of Peter Wolters AG from June 28, 2004. We acquired SpeedFam-IPEC, Inc. on December 6, 2002, in a transaction accounted for as a purchase business combination. The Selected Consolidated Financial Data includes the operating results and financial data of SpeedFam-IPEC from December 6, 2002.

Selected Consolidated Financial Data

	Years Ended December 31,				
	2005	2004	2003	2002	2001
	(In thousands, except per share data)				
Consolidated Statements of Operations Data:					
Net sales	$1,340,471	$1,357,288	$925,070	$839,958	$1,339,322
Gross profit	599,126(1,2)	665,130(3)	380,000(6)	378,523	691,351
Income (loss) before cumulative effect of change in accounting principle	110,107	156,690	(5,034)	22,920	144,470
Cumulative effect of change in accounting principle	—	—	(62,780)(5)	—	—
Net income (loss)	$ 110,107(2)	$ 156,690(4)	$(67,814)(6)	$ 22,920(7,8)	$ 144,470(7,9)
Per common share:					
Income (loss) before cumulative effect of change in accounting principle					
Basic	$ 0.80	$ 1.07	$ (0.03)	$ 0.16	$ 1.01
Diluted	$ 0.80	$ 1.06	$ (0.03)	$ 0.15	$ 0.97
Cumulative effect of change in accounting principle, net of tax					
Basic	$ —	$ —	$ (0.42)	$ —	$ —
Diluted	$ —	$ —	$ (0.42)	$ —	$ —
Net income (loss) Basic	$ 0.80	$ 1.07	$ (0.45)	$ 0.16	$ 1.01
Diluted	$ 0.80	$ 1.06	$ (0.45)	$ 0.15	$ 0.97
Shares used in basic per share calculations	137,447	145,956	150,680	144,371	142,462
Shares used in diluted per share calculations	138,423	147,937	150,680	148,748	148,924

December 31,	2005	2004	2003	2002	2001
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 649,240	$ 587,762	$1,006,013	$1,019,652	$ 921,822
Working capital	$1,019,168	$1,045,294	$1,350,906	$1,252,324	$1,395,902
Total assets	$2,290,249	$2,401,832	$2,338,900	$2,493,994	$3,031,124
Long-term debt obligations	$ 124,858	$ 161,103	$ —	$ —	$ —
Shareholders' equity	$1,779,283	$1,861,834	$2,071,860	$2,055,688	$1,871,994

(1) In 2005, we recorded a credit to cost of sales of approximately $15.1 million related to the sale of inventories previously written down.

(2) In 2005, we recorded net restructuring and other charges of $9.2 million and inventory write-downs due to restructuring of $5.3 million.

(3) In 2004, we recorded a credit to cost of sales of approximately $9.0 million related to the sale of inventories previously written down.

(4) In 2004, we recorded net restructuring and other charges of $1.5 million, acquired in-process research and development write-offs of $6.1 million, net recovery from legal settlements of $2.6 million and the reversal of previously accrued royalty payments of $8.1 million.

(5) As a result of the early adoption of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," we recorded a non-cash charge of $62.8 million, net of tax, for the year ended December 31, 2003, as a cumulative effect of a change in accounting principle from the consolidation of properties previously accounted for as synthetic leases.

(6) We recorded $59.8 million of pre-tax charges for the year ended December 31, 2003 as a result of a restructuring plan to align our cost structure with business conditions. The charges consisted of an inventory write-down of $44.0 million (included in gross profit), asset write-offs of $7.9 million, facilities charges of $4.1 million, and severance of $3.8 million. In addition, we recorded a charge for litigation settlements of $2.7 million.

(7) We adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142, in the first quarter of 2002. As a result of its adoption, we no longer amortize goodwill, which resulted in an increase in net income of $3.6 million for the year ended December 31, 2002. Retroactive application of SFAS No. 142 would have resulted in an increase in net income for the year ended December 31, 2001 of $3.5 million, or $0.02 per diluted share.

(8) We recorded $32.5 million of pre-tax charges for the year ended December 31, 2002 associated with restructuring and severance activities of $6.5 million, write-off of debt issuance costs of $17.0 million, and an acquired in-process research and development charge relating to the acquisition of SpeedFam-IPEC of $9.0 million. Additionally, we recorded a pre-tax benefit of $12.3 million for the year ended December 31, 2002 associated with the recovery of a previously written-off receivable of $7.7 million and a gain on the sale of an equity investment of $4.6 million.

(9) We recorded $84.5 million of pre-tax charges for the year ended December 31, 2001. These charges include $55.0 million related to restructuring and asset impairment, $13.2 million of costs related to the GaSonics International Corporation acquisition, $8.6 million for an other than temporary decline in the value of an investment, and $7.7 million of a bad debt write-off.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K and certain information incorporated herein by reference contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. All statements contained in this Annual Report on Form 10-K, other than statements that are purely historical, are forward-looking statements and are based upon management's present expectations, objectives, anticipations, plans, hopes, beliefs, intentions or strategies regarding the future. As such, forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated. We do not undertake, and expressly disclaim, any obligation to update this forward-looking information, except as required under applicable law.

The following information should be read in conjunction with "Part I, Item 1. Business," "Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Part II, Item 8. Consolidated Financial Statements" and the notes thereto. Forward-looking statements in this Annual Report on Form 10-K may be identified by words such as "anticipates," "estimates," "expects," "projects," "intends," "plans," "believes" or similar expressions, and include, without limitation:

- Statements about the growth of the semiconductor industry; market size, share and demand (particularly demand for corporate and consumer electronic devices); product performance; our expectations, objectives, anticipations, intentions and strategies regarding the future; expected operating results, revenues and earnings; and current and potential litigation, which statements are subject to various uncertainties, including, without limitation, those discussed in "Item 1A. Risk Factors";

- The statements under the heading "Item 1. Business — Semiconductor Industry Background" regarding our beliefs that (1) unit demand for semiconductor devices will continue to increase; (2) there is a trend toward increasing density of the integrated circuit; (3) there is a trend toward copper conductive material and away from aluminum wiring; (4) there is a trend toward low-k dielectric insulators and away from traditional silicon oxide insulating films; and (5) there is a trend toward larger wafer sizes, which statements are subject to various risks and uncertainties, including, without limitation, periodic downturns in the semiconductor industry; slowdowns in the rate of capital investment by semiconductor manufacturers; the inaccuracy of our expectations regarding the future direction of the semiconductor industry; and our inability to develop, improve and market products that respond to industry trends;

- The statements under the heading "Item 1. Business — Semiconductor Business Strategy," concerning (1) our emphasis on high-productivity systems; (2) our goal to be recognized for our technology in each of our served available markets; (3) our focus on reducing customer costs; (4) our service differentiation philosophy; (5) our intent to broaden our interconnect offerings; (6) our strategy to expand our market presence in, and our belief in future growth potential of, Asia; and (7) our plan to leverage our low cost manufacturing structure, which statements are subject to various risks and uncertainties, including, without limitation, difficulties implementing our growth strategy and leveraging our resources to increase market share; increased competition in our served available markets; shifts in demand from expensive, high-performance products to lower priced, conventional products, resulting in reduced profit for semiconductor manufacturers; increases in the costs of material, labor or conducting a global business, or inability to enhance our systems' productivity, which may preclude us from containing costs to customers; the current and other periodic downturns in the semiconductor industry and the global or domestic economy; political or economic instability in Asia, and fluctuations in interest and foreign currency exchange rates;

- The statements under the heading "Item 1. Business — Semiconductor Manufacturing Products" of our beliefs in the performance and effectiveness our products, including (1) that Concept Three SPEED offers minimal risk to our customers in making the transition from 200mm to 300mm volume chip making; (2) that ALTUS DirectFill lowers the overall cost of ownership by 50% or more when compared to existing processes; (3) that Concept Two SEQUEL Express delivers up to 40% higher capital productivity and 40% lower cost of ownership than competing PECVD systems; (4) that VECTOR has approximately 2/3 of the footprint of the nearest competition and 33% fewer critical subsystems; (5) that the INOVA 200mm system will continue to gain market acceptance; (6) the increasing importance of photoresist strip and clean processes as a result of the industry's migration to copper interconnects; (7) that the GAMMA 2130 system offers a 30% higher throughput rate than the closest competitor; (8) that we have an important advantage in extending copper/low-k processes to advanced semiconductor devices based on our understanding of interactions between planarization, deposition and surface preparation, which statements are subject to various risks and uncertainties, including, among others, the inaccuracy of our assessment of our products' capabilities; technical difficulties which preclude our products from performing as expected; competitors' greater financial, marketing, technical, customer service or other resources, broader product lines, and larger and more established sales organizations and customer bases; future competition from new market entrants; competitors' design and performance product improvements that may offer superior price or performance features over our products; difficulties integrating, developing and commercializing SpeedFam-IPEC CMP systems; and difficulties in selecting, developing, manufacturing and marketing our new products or enhancing our existing products;

- The statements under the heading "Item 1. Business — Marketing, Sales and Service" of our beliefs that (1) our strategy of supporting our installed base through customer support and R&D groups has accelerated penetration of certain key accounts and (2) our marketing efforts are enhanced by the technical expertise of our R&D personnel, which statements are subject to certain risks and uncertainties, including, without limitation, that during periods of rapid growth, we may not be able to hire, assimilate and retain a sufficient number of qualified customer support and R&D personnel;

- The statement under the heading "Item 1. Business — Research and Development" regarding our belief that research and development expenditures will continue to represent a substantial percentage of sales, which statement is subject to certain risks and uncertainties, including, among others, that we may be unable to allocate substantial resources to research and development;

- The statements under the heading "Item 1. Business — Manufacturing" regarding (1) our belief that our outsourcing strategy enables us to minimize our fixed costs and capital expenditures while also providing the flexibility to increase capacity as needed and allows us to focus on product differentiation through system design and quality control; (2) our belief that the use of manufacturing specialists for our subsystems incorporate the most advanced technologies in robotics, gas panels and microcomputers; (3) our goal to work with suppliers to achieve mutual cost reduction through joint development efforts; and (4) our efforts to reduce our dependence on limited suppliers for certain key parts, which statements are subject to various risks and uncertainties, including, without limitation, the possible occurrence of a disruption or termination of certain limited source suppliers; a prolonged inability to obtain certain components imperative to our operations; our failure to work efficiently with suppliers; and our inability to establish relationships with alternative suppliers of key parts;

- The statement under the heading "Item 1. Business — Competition" regarding our belief as to our ability to compete favorably in our market segments, which statement is subject to various risks and uncertainties, including, among others, the greater financial, marketing, technical or other resources, broader product lines, greater customer service capabilities and larger and more established sales organizations and customer bases that some of our competitors possess; future competition from new market entrants from overseas and domestic sources; our competitors' improvement of the design and performance of their products that may offer superior price or performance features as compared to our products; and our success in selecting, developing, manufacturing and marketing our new products or enhancing our existing products;

- The statements under the heading "Item 1. Business — Patents and Proprietary Rights" regarding our intentions (1) to file additional patent applications; (2) to vigorously protect our intellectual property rights; and our beliefs (3) that the outcomes of current litigation will not have a material impact on our business, financial condition or results of operations; and (4) that in the future, litigation may be necessary to enforce patents issued to us, to protect trade secrets or know-how owned by us or to defend us against claimed infringement of the rights of others and to determine the scope and validity of the proprietary rights of others, which statements are subject to various risks and uncertainties, including, without limitation, the possibility that patents will not be issued from any of our pending applications or that claims allowed from existing or pending patents will not be sufficiently broad to protect our technology; the fact that litigation could result in substantial cost and diversion of our effort and the fact that adverse litigation determinations could result in a loss of our proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products;

- The statement under the heading "Item 1. Business — Environmental Matters" that federal, state and local provisions regulating discharge of materials into the environment and remedial agreements or other environmental actions are not expected to have a material affect on our capital expenditures, financial condition, results of operations or competitive position, which statement is subject to certain risks and uncertainties, including, among others, that we have inaccurately assessed the environmental impact of our activities or the compliance requirements of environmental provisions and agreements;

- The statement under the heading "Item 2. Properties" of our belief that upon completion of our current facility consolidation initiative, our remaining properties will be sufficient to meet our requirements for the foreseeable future, which statement is subject to various risks and uncertainties, due to, without limitation, growth in our business placing unexpected strains on our resources and properties and international expansion beyond the capacities of our current properties;

- The statements under the headings "Item 3. Legal Proceedings" of our belief that the ultimate disposition of the Linear Technology Corporation, Plasma Physics Corporation, Solar Physics Corporation and other litigation matters will not have a material adverse effect on the impact on our business, financial condition, or results of operations, which statements are subject to various risks and uncertainties, including, without limitation, inherent uncertainty surrounding the litigation process and our inability to accurately predict the determination of complex issues of fact and law;

- The statement in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Overview of Our Business and Industry" that our close relationships with our customers and substantial investments in research and development position us for future growth, which statement is subject to numerous risks and uncertainties, including, without limitation, our inability to maintain our customer accounts, realize marketable products from our investments or attain market acceptance for new product introductions;

- The statements under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations" of our strategies, beliefs, plans, expectations and anticipations including, without limitation, (1) expansion of our market presence in Asia; (2) increase in gross margins during 2006; (3) continuation of our R&D commitment to improvement of new products and enhancement of our current product lines; (4) significant investment in R&D in order to remain competitive; (5) management's expectation that our effective tax rate in 2006 will increase because of further decreases in federal export sales incentives and the expiration of the federal research and development credit; and (6) management's belief that adequate accruals have been provided for any potential adjustments that may result from examinations by the IRS and foreign taxing authorities, which statements are subject to numerous risks and uncertainties, including, without limitation, risks and uncertainties associated with international operations, including economic downturns, trade balance issues, political instability, banking issues, fluctuations in interest and foreign currency exchange rates in Asia; ineffectiveness of installation and warranty improvement plans initiated in 2005; technical and operational difficulties with our products that result in continued increases in warranty costs; our inability to allocate substantial resources to R&D programs; the inaccuracy of our beliefs regarding taxes; and unanticipated changes in tax regulations;

- The statements under the heading "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies" regarding the calculation of allowances, reserves, and other estimates that are based on historical experience, and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources, and the significant judgments of management that underlie the preparation of our consolidated financial statements including, without limitation, (1) realization of the majority of deferred tax assets due to anticipated future income; (2) the positive or negative impact on gross profit of possible revisions to estimated warranty liability; and (3) the lack of speculative risk in connection with our forward foreign exchange contracts, which statements are subject to certain risks and uncertainties, including, among others, the inaccuracy of our calculations, estimates, assumptions and judgments, regarding critical accounting policies; that actual and future product failure rates, material usage, installation costs, customer reserves or other estimates may differ from our historical experience, requiring revisions to our estimated doubtful account allowances, additional inventory write-downs, restructuring charges, litigation, warranty, and other reserves; the insufficiency of anticipated future income, whether due to a downturn in the semiconductor industry or increases in expenses; and the accuracy of our estimates and beliefs regarding warranty liability and foreign exchange contracts;

- The statement in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" of our expectation that our current cash position, cash generated through operations and equity offerings, and available borrowings will be sufficient to meet our needs through at least the next twelve months, which statement is subject to numerous risks and uncertainties, including, without limitation, inability to timely and effectively develop, manufacture and market our new products, or enhance our existing products, a downturn in our sales or defaults on payments by customers, which may adversely affect our cash flow;

- The statement in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements" that it is not probable that we will be required to pay any amounts under standby letters of credit arrangements or guarantee arrangements on behalf of our consolidated subsidiaries, which statement is subject to certain risks and uncertainties, including, without limitation, the inaccuracy of our assessment of our obligations under credit and guarantee arrangements;

- The statement in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Purchase Commitments" that we made adequate provision for potential exposure related to inventory on order which may go unused, which statement is subject to certain risks and uncertainties, including, without limitation, an unanticipated decline in demand that would increase our inventory-related exposure;

- The statements in "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations — Recent Accounting Pronouncements" regarding impact upon our results of operation and financial position as a result of adopting EITF No. 03-1, amended FASB Statement No. 115, FASB Statement No. 151 and FASB Statement No. 123(R), which statements are subject to various risks, due to the uncertainty of the impact of certain accounting standards and the level of share-based payments granted in the future;

- The statement under the heading "Item 7A. Quantitative and Qualitative Disclosures About Market Risk — Interest Rate Risk" that we believe that an immediate change to interest rates to variable short-term borrowings will not have a material effect on our results, which statement is subject to certain risks and uncertainties, including, without limitation, that we have inaccurately assessed our future borrowing needs;

- The statement under the heading "Item 7A. Quantitative and Qualitative Disclosures About Market Risk — Foreign Currency Risk" that we do not anticipate using options to hedge anticipated and uncommitted transactions to minimize the impact of foreign currency fluctuations on our results of operations, which statement is subject to certain risks and uncertainties, including, without limitation, unanticipated fluctuations in interest and foreign currency exchange rates;

- The statement in "Item 8. Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 2. Significant Accounting Policies — Concentration and Other Risks" regarding our belief that there is not a significant risk of nonperformance by counterparties on foreign exchange contracts, which statement is subject to certain risks and uncertainties, including, without limitation, our failure to continuously monitor or accurately evaluate our positions and the credit ratings of counterparties;

- Our statement in "Item 8. Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 3. Financial Instruments" that management has the ability to liquidate short-term investments to fund operations within the next twelve months, which statement is subject to certain risks and uncertainties, including, without limitation, that we have inadequately assessed the liquidity value of our short-term investments and our ability to take advantage of interest rate re-set periods;

- Our statement in "Item 8. Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 6. Goodwill and Other Intangible Assets" of our future estimated amortization expense for the identifiable intangible assets, which statement is subject to certain risks and uncertainties, including, without limitation, the accuracy of our accounting judgments and estimates underlying the amortization expense amount;

- Our statements in "Item 8. Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 7. Business Combination" of our intention to report changes related to the amounts recorded in connection with the Voumard acquisition, our anticipation that significant intangible assets will not be recorded as a result of the acquisition, and our expectation that the final purchase price allocation will not differ significantly from the preliminary allocation, which statements are subject to certain risks and uncertainties, including, without limitation, the inaccuracy of our estimates of Voumard's assets and the costs of the acquisition;

- Our statement in "Item 8. Financial Statements and Supplementary Data — Notes to Consolidated Financial Statements — Note 9. Long-term Debt" that as of December 31, 2005 we have an aggregate amount of $27.8 million available for future borrowing, which statement is subject to certain risks and uncertainties, including, without limitation, an inaccurate assessment of available borrowed funds or future needs for funds, and the continued viability of our long-term borrowing arrangements.

Introduction

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to provide readers with an understanding of the Company. Our MD&A addresses the following topics:

- Overview of Our Business and Industry;
- Results of Operations;
- Critical Accounting Policies;
- Liquidity and Capital Resources;
- Off-Balance Sheet Arrangements;
- Contractual Obligations;
- Related Parties; and
- Recent Accounting Pronouncements.

Overview of Our Business and Industry

Novellus Systems, Inc. is a California corporation organized in 1984. At Novellus, we develop, manufacture, sell and support equipment used in the fabrication of integrated circuits, which are commonly called microchips or chips. The customers for our products manufacture chips for sale or for incorporation in their own products, or provide chip-manufacturing services to third parties.

Beginning in 2001, Novellus has expanded beyond deposition technologies with a series of business acquisitions. In 2001, we acquired GaSonics International Corporation, a manufacturer of systems used to clean and prepare a wafer surface. In 2002, we acquired SpeedFam-IPEC, Inc., a manufacturer of chemical mechanical planarization (CMP) products. In 2004, we further diversified by acquiring Peter Wolters AG, a 200-year-old German company specializing in lapping and polishing equipment for a number of industries. With the acquisition of Peter Wolters, Novellus entered into market sectors beyond semiconductor manufacturing for the first time. In December 2004, our Board of Directors approved the creation of Novellus Development Company LLC, with funding of up to $10 million, for investment in private companies at various stages of development. No significant investments had been made as of December 31, 2005.

Our business depends on capital expenditures made by chip manufacturers, who in turn are dependent on corporate and consumer demand for chips and the devices which use them. Since the industry in which we operate is driven by spending for electronic products, our business is directly affected by growth or contraction in the global economy as well as by the adoption of new technologies. Demand for personal computers, the expansion of the Internet and telecommunications industries, and the emergence of new applications in consumer electronics have a direct impact on our business. In addition, the industry is characterized by intense competition and rapidly changing technology. We continue to work closely with our customers and make substantial investments in research and development in order to continue delivering innovative products which enhance productivity for our customers and utilize the latest technology. We believe these investments have positioned us for future growth.

We focus on certain key quarterly financial data to manage our business. Net sales, gross profit, net income (loss) and net income (loss) per share are the primary measures we use to monitor performance, although we also use certain non-GAAP measures such as net orders to assess business trends and performance. Net orders are also used to forecast and plan future operations. Net orders consist of current period orders less current period cancellations. The following table sets forth certain quarterly and annual financial information for the periods indicated (in thousands, except per share data):

	Quarterly Financial Data				
	First Quarter	**Second Quarter**	**Third Quarter**	**Fourth Quarter**	**Year Ended December 31,**
2005:					
Net sales	$339,740	$329,585	$338,878	$332,268	$1,340,471
Gross profit	$153,869	$157,562	$147,194	$140,501	$ 599,126
Net income	$ 30,471	$ 33,231	$ 23,415	$ 22,990	$ 110,107
Diluted net income per share	$ 0.22	$ 0.24	$ 0.17	$ 0.17	$ 0.80
Net orders	$301,594	$309,214	$286,929	$351,018	$1,248,755
2004:					
Net sales	$262,862	$338,219	$415,935	$340,272	$1,357,288
Gross profit	$124,605	$169,680	$201,111	$169,734	$ 665,130
Net income	$ 16,681	$ 37,811	$ 64,662	$ 37,536	$ 156,690
Diluted net income per share	$ 0.11	$ 0.25	$ 0.45	$ 0.27	$ 1.06
Net orders	$346,793	$397,598	$422,692	$331,347	$1,498,430
2003:					
Net sales	$238,410	$239,050	$221,099	$226,511	$ 925,070
Gross profit	$109,814	$105,322	$ 58,776	$106,088	$ 380,000
Net income (loss)	$ 11,872	$ 7,430	$ (97,568)	$ 10,452	$ (67,814)
Diluted net income (loss) per share	$ 0.08	$ 0.05	$ (0.64)	$ 0.07	$ (0.45)
Net orders	$241,825	$198,759	$220,775	$275,219	$ 936,578

The semiconductor equipment industry is subject to cyclical conditions, which play a major role in demand, as defined by net orders. These fluctuations, in turn, affected our net sales over the past three years. In 2005, we experienced a moderate decrease in demand for our products. Net orders decreased by $249.7 million or 17% from 2004 to 2005. The decrease in demand began in the fourth quarter of 2004, when net orders decreased 22% sequentially, and continued into 2005. Net orders during the first three quarters of 2005 were mostly lower sequentially with a 9% decrease in the first quarter, a 3% increase in the second quarter, and a 7% decrease in the third quarter. The net order decline in 2005 was driven primarily by our customers' assimilation of significant production capacity increases undertaken during 2004. In the fourth quarter of 2005, demand grew significantly in large part due to an increase in the utilization of our customer's production capacity as evidenced by our 22% increase in net orders over the prior quarter.

In 2004, we experienced a significant increase in demand for our products. Net orders increased by $561.9 million or 60% from 2003 to 2004. The increase in demand began in the fourth quarter of 2003, when net orders increased 25% sequentially, and continued into 2004. In the first three quarters of 2004, we experienced sequential increases in net orders of 26%, 15%, and 6%, respectively. The net order growth in 2004 was driven primarily by strengthening demand for corporate and consumer electronic devices, which resulted in an increase in our customers' production capacity utilization. We also experienced increased demand as a result of our customers' transition to 300mm fabrication equipment. In the fourth quarter of 2004, demand began to slow and we experienced a 22% sequential decrease in net orders.

The receipt of net orders in a particular quarter affects revenue in subsequent quarters. Net orders turn to revenue either at shipment or upon customer acceptance of the equipment. Our revenue recognition policy addresses the distinction between revenue recognized upon shipment and revenue recognized upon customer acceptance. Equipment generally ships within two to six months of receiving the related order and if applicable, customer acceptance is typically received one to six months after shipment. These time lines are general estimates and actual times may vary depending on specific customer circumstances. We do not report orders for systems with delivery dates greater than twelve months after receipt of the order.

Demand for our systems can vary significantly from period to period as a result of several factors, including, but not limited to, downturns in the economy and semiconductor industry, supply of and demand for semiconductor devices, and competition in the semiconductor industry among suppliers of similar products. For these and other reasons, our results of operations for fiscal years 2005, 2004 and 2003 may not necessarily be indicative of future operating results.

Results of Operations
(dollars in thousands, except per share amount)

Net Sales

	Years Ended December 31,			% Change in 2005	% Change in 2004
	2005	2004	2003		
Net Sales	$1,340,471	$1,357,288	$925,070	(1)%	47%

Net sales decreased by $16.8 million, or 1%, from 2004 to 2005, primarily because of decreased volume and a decrease in average selling price. The decrease in net sales was partially offset by a full year of operations in 2005 for Peter Wolters AG, which we acquired in June 2004, compared to a partial year of operations in 2004. Net sales provided by Peter Wolters AG were $88.6 million in 2005 compared to $41.0 million in 2004. The increase in net sales of $432.2 million, or 47%, from 2003 to 2004 was primarily due to improved market conditions during 2004, driven mainly by increased volume. The increase in volume in 2004 was a result of increased capital spending by our customers as demand for semiconductor devices increased. Geographical net sales as a percentage of total net sales were as follows (based on the location of the customers' facilities):

	Years Ended December 31,		
	2005	2004	2003
North America	27%	23%	35%
Europe	11%	9%	10%
Asia	62%	68%	55%

The variation in international net sales (sales outside North America) as a percentage of total net sales is predominantly attributable to the change in net sales in the Asia region. We consider the Asia region to principally consist of Korea, Japan, Singapore, China and Taiwan. A significant portion of our net sales is generated in Asia, primarily because a substantial portion of the world's semiconductor manufacturing capacity is located there. We plan to continue to focus on expanding our market presence in Asia, as we believe that significant additional growth potential exists in this region over the long term.

Gross Profit

	Years Ended December 31,			% Change in 2005	% Change in 2004
	2005	2004	2003		
Gross profit	$599,126	$665,130	$380,000	(10)%	75%
% of net sales	45%	49%	41%		

The decrease in gross profit as a percentage of net sales in 2005 compared to 2004 is due primarily to increased warranty costs associated with 300mm tools, a $5.3 million write-down of obsolete inventory resulting from a restructuring, and a decline in average selling price. Additional warranty charges relating to pre-existing warranties were about $13.9 million in 2005. We expect the installation and warranty improvement plans initiated during the fourth quarter of 2005 will increase gross margins during 2006. Sales of inventory previously written down resulted in a decrease in cost of sales of approximately $15.1 million for the year ended December 31, 2005.

The increase in gross profit as a percentage of net sales in 2004 compared to 2003 is due primarily to a $44.0 million write-down of inventory in 2003, a favorable product mix and increased absorption of our fixed overhead costs from higher shipment levels. Sales of inventory previously written down resulted in a decrease in cost of sales of approximately $9.0 million for the year ended December 31, 2004. For the year ended December 31, 2003, sales of previously reserved inventory did not have a material effect on the margin in absolute dollars or as a percentage of net sales.

Our gross profit from period to period is affected by the treatment of certain product sales in accordance with Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," or SAB 104, which superseded the earlier related guidance in SAB No. 101, "Revenue Recognition in Financial Statements," or SAB 101. For these sales, we recognize all of a product's cost upon shipment even though a portion of a product's revenue may be deferred until final payment is due, typically upon customer acceptance.

Selling, General and Administrative (SG&A)

	Years Ended December 31, 2005	2004	2003	% Change in 2005	% Change in 2004
SG&A	$206,939	$194,652	$165,618	6%	18%
% of net sales	15%	14%	18%		

SG&A expense includes compensation and benefits for corporate, financial, marketing, and administrative personnel as well as travel expenses and professional and legal fees. Also included are expenses for rents, utilities, and depreciation and amortization related to the assets utilized by these functions.

The increase in SG&A expense in 2005 over the prior year, in absolute dollars and as a percentage of sales, is primarily due to a reduction in SG&A of $8.1 million in 2004 from the reversal of previously accrued royalty payments in connection with our legal settlement with Applied Materials, Inc. as well as a full year of operations in 2005 for Peter Wolters AG, which we acquired in June 2004, compared to a partial year of operations in 2004. Partially offsetting these increases is a net reduction in SG&A of $7.3 million during 2005 due to a reduction in our Allowance for Doubtful Accounts.

The increase in SG&A expense in 2004 over the prior year, in absolute dollars, is primarily due to costs in the operations of Peter Wolters AG, as well as higher selling costs, profit sharing and employee-related expenses. The increase in selling costs, profit sharing and employee-related expenses is due to an increase in business volume. This increase was partially offset by a credit to SG&A of $8.1 million, mentioned above, for the reversal of previously accrued royalty payments in connection with our legal settlement with Applied Materials, Inc. The decrease in SG&A expense as a percentage of net sales is due to an increase in net sales.

Research and Development (R&D)

	Years Ended December 31, 2005	2004	2003	% Change in 2005	% Change in 2004
Research and development	$247,315	$252,083	$227,439	(2)%	11%
% of net sales	18%	19%	25%		

R&D expense includes compensation and benefits for our research and development personnel, project materials, chemicals and other direct expenses incurred in product and technology development. Also included are expenses for equipment repairs and maintenance, rents, utilities and depreciation. Our significant investments in R&D over the past several years reflect our strong commitment to the continuous improvement of our current product lines and the development of new products and technologies. We continue to believe that significant investment in R&D is required to remain competitive, and we plan to continue to invest in new products and enhancement of our current product lines.

The decrease in R&D expense in 2005 in absolute dollars and as a percentage of sales is a result of cost reduction initiatives. These reductions were partially offset by a full year of operations in 2005 for Peter Wolters AG, which we acquired in June 2004, compared to a partial year of operations in 2004.

The increase in R&D expense in absolute dollars in 2004 from the prior-year period is a result of the acquisition of Peter Wolters AG, increased usage of project materials and increased profit sharing expense due to improved operating performance. R&D expense as a percentage of net sales decreased compared to the respective prior-year periods primarily due to an increase in net sales.

Acquired In-Process Research and Development (IPR&D)

	Years Ended December 31,			% Change in 2005	% Change in 2004
	2005	2004	2003		
IPR&D	$—	$ 6,124	$—	(100)%	100%
% of net sales	—	less than 1%	—		

During 2004, we incurred a charge totaling $6.1 million for acquired in-process research and development (IPR&D) in connection with the acquisition of Angstron Systems, Inc. We incurred no such charges during 2005 and 2003.

Projects which qualify as IPR&D had not yet reached technological feasibility and had no alternative future use. Technological feasibility is defined as being equivalent to completion of a beta-phase working prototype in which there is no significant remaining risk relating to the development.

The value assigned to IPR&D was determined by considering the importance of each project to the overall development plan, estimating costs to develop the acquired IPR&D into commercially viable products, estimating the resulting net cash flows from the projects when completed and discounting the net cash flows to their present value. The revenue estimates used to value the purchased IPR&D were based on estimates of relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of new product introductions.

The rates utilized to discount the net cash flows to their present value were based on a weighted-average cost of capital determined by examining market information for several comparable companies. The weighted-average cost of capital was adjusted to reflect difficulties and uncertainties in completing each project and thereby achieving technological feasibility, the percentage of completion of each project, anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets. Based on these factors, a discount rate of 33% was deemed appropriate for valuing the IPR&D for Angstron Systems, Inc. The estimates used in valuing IPR&D were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. As a result, actual results may differ materially from our estimates.

Legal Settlement

	Years Ended December 31,			% Change in 2005	% Change in 2004
	2005	2004	2003		
Legal settlement	$—	$ 5,400	$ 2,691	(100)%	101%
% of net sales	—	less than 1%	less than 1%		

During 2004, we incurred a charge of $2.9 million related to the Semitool litigation and a charge of $2.5 million related to the settlement of a class action lawsuit by field service engineers relating to overtime compensation. In 2003, we incurred a legal settlement charge of $2.7 million to settle certain indemnification claims. No such legal charges were incurred during the year ended December 31, 2005.

Restructuring and Other Charges

	Years Ended December 31,			% Change in 2005	% Change in 2004
	2005	2004	2003		
Restructuring and other charges	$9,175	$ 1,484	$15,838	518%	(91)%
% of net sales	1%	less than 1%	2%		

During 2005, we incurred a severance charge of $0.8 million and asset impairments of $14.2 million. These charges were offset by the reversal of a previously recorded restructuring accrual of $5.8 million due to a change in our sublease assumptions.

During 2004, we incurred a severance charge of $1.2 million and asset impairments of $1.2 million. These charges were offset by the reversal of a previously recorded restructuring accrual of $0.9 million due to a change in future estimated sublease income related to vacated facilities.

During 2003, we incurred $15.8 million of restructuring and other charges consisting of $7.9 million for asset write-offs (including fixed assets and purchased technology), $4.1 million for vacated facilities, and $3.8 million for severance. The asset write-offs, facilities charges, and severance charges were recorded in connection with activities undertaken to align our cost structure with current business conditions.

The charge for vacated facilities relates to rent obligations after the abandonment of certain facilities currently under long-term operating lease agreements. When applicable, anticipated future sublease income related to the vacated buildings has been offset against the charge for the remaining lease payments. Additionally, certain fixed assets, including leasehold improvements, associated with the abandoned facilities that had no future economic benefit have been written off. Substantially all actions under the restructuring plans are expected to be completed by the end of the second quarter of 2006, except for future rent obligations of $27.2 million, which are to be paid in cash through year 2017. For further discussion, see Note 8 to the Consolidated Financial Statements.

The restructuring plans are estimated to have reduced our facility related expenses by approximately $8.6 million in 2005. We estimate cost savings related to facilities of approximately $9.9 million in 2006 resulting from the implemented restructuring plans. Actual savings may differ from our estimated savings.

Other Income, net

	Years Ended December 31,			% Change in 2005	% Change in 2004
	2005	2004	2003		
Other income, net	$22,916	$17,804	$16,266	29%	9%
% of net sales	2%	1%	2%		

Other income, net, includes interest income, interest expense and other non-operating items. The increase in interest and other income, net, in absolute dollars for 2005 compared to 2004 is primarily due to an increase in interest income of approximately $9.2 million, due to higher balances of interest-bearing cash and marketable securities along with an increase in foreign currency-related gains of $6.5 million. Higher cash and investment balances resulted mainly from positive cash flow from operations during the year ended December 31, 2005. In 2004, Other income, net, included the cash receipt of $8.0 million in connection with the settlement of the Applied Materials, Inc. litigation.

The net increase in interest and other income, in absolute dollars for 2004 compared to 2003 is primarily due to the cash receipt of $8.0 million in connection with the settlement of the Applied Materials, Inc. litigation mentioned above. This was partially offset by an increase in interest expense on long term debt of $1.8 million from the Euro based loan used to acquire Peter Wolters AG and a decrease in interest income due to lower balances of interest-bearing cash and marketable securities and lower interest rates during 2004. Lower cash and investment balances resulted mainly from repurchases of our common stock during the year ended December 31, 2004. The exercise of our purchase options on properties previously leased under synthetic leases during the year ended December 31, 2003 reduced our interest income by $6.0 million for the year ended December 31, 2004 as compared to the prior-year period.

Income Taxes

Our effective tax rates were 31% in 2005, 30% in 2004 and (67%) in 2003. Our effective tax rate in 2005 differs from 2004 because of decreased benefit from export sales incentives and less benefit from a valuation allowance reduction. Our effective tax rate in 2004 differs from 2003 because of increased profitability. The effective tax rate in 2005 reflects the benefits of tax-exempt interest income, research and development credits, federal export sales incentives, and foreign income taxes on foreign-source earnings taxed at less than the U.S. statutory rate.

Our future effective income tax rate depends on various factors, such as the company's profits (losses) before taxes, tax legislation, the geographic composition of pre-tax income, and non-deductible expenses incurred in connection with acquisitions.

We expect our effective tax rate in 2006 to increase because of further decreases in federal export sales incentives and the expiration of the federal research and development credit.

Our federal income tax returns for fiscal years 2002 and 2003 are under examination by the Internal Revenue Service, which has proposed certain adjustments. Our settlement agreement with respect to tax years through 2002 remains pending with the Congressional Joint Committee on Taxation. In addition, certain of our foreign subsidiaries are subject to examination by foreign taxing authorities. The timing of the settlement of these examinations is uncertain. We believe that adequate accruals have been provided for any potential adjustments that may result from these examinations.

On October 22, 2004, the American Jobs Creation Act of 2004 was enacted into law. The Act provides for a special one-time 85% dividend received deduction on certain foreign earnings repatriated, as defined in the Act. We completed our evaluation of the effects of the repatriation provisions during the fourth quarter of 2005, and concluded that we would not be able to realize any benefits from the repatriation provisions.

Critical Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, inventory valuation, goodwill and other intangible assets, deferred tax assets, warranty obligations and restructuring and impairment charges. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the current circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our Consolidated Financial Statements.

Revenue Recognition

We recognize revenue in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," or SAB 104, which superseded the earlier related guidance in SAB 101. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller's price is fixed or determinable, and collectibility is reasonably assured.

Certain of our equipment sales are accounted for as multiple-element arrangements. A multiple-element arrangement is a transaction which may involve the delivery or performance of multiple products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. Our equipment sales generally have two elements: 1) delivery of the equipment and 2) installation of the equipment and customer acceptance. If we have met defined customer acceptance experience levels with both the customer and the specific type of equipment, we recognize revenue for the equipment element upon shipment and transfer of title, with the installation and acceptance element recognized at customer acceptance. All other equipment sales are recognized upon customer acceptance.

Installation services are not essential to the functionality of the delivered equipment. As provided for in EITF 00-21, "Revenue Arrangements with Multiple Deliverables," we allocate revenue based on the residual method as a fair value has been established for installation services. However, since final payment is not typically billable until customer acceptance, we defer revenue for the final payment until customer acceptance. In the short-term, this practice creates variability in our gross margin, as revenue related to customer acceptance is recognized with little or no associated costs, which may not be indicative of our future operating performance.

Revenue related to sales of spare parts is recognized upon shipment. Revenue related to maintenance and service contracts is recognized ratably over the duration of the contracts. Unearned maintenance and service contract revenue is included in other accrued liabilities.

Inventory Valuation

We periodically assess the recoverability of all inventories, including raw materials, work-in-process, finished goods, and spare parts, to determine whether adjustments for impairment are required. Inventory that is obsolete, or that is in excess of our forecasted usage is written down to its estimated realizable value based on assumptions about future demand and market conditions. If actual demand is lower than our forecast, additional inventory write-downs may be required.

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS No. 142. SFAS No. 142 requires that goodwill and identifiable intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

We review our long-lived assets, including goodwill and other intangible assets, for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In accordance with our policy, we completed the goodwill impairment test in the fourth quarter of 2005. The first step of the test identifies when impairment may have occurred, while the second step of the test measures the amount of the impairment, if any. The results of our impairment tests did not indicate impairment.

Deferred Tax Assets

We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2005, we had approximately $111.5 million of net deferred tax assets, net of a valuation allowance of $68.0 million principally related to acquired net operating loss and tax credit carryforwards that are not realizable until 2008 and beyond. The valuation allowance at December 31, 2005 includes $40.9 million related to the acquired deferred tax assets of SpeedFam-IPEC and Angstron, which will be credited to goodwill when realized, and $23.9 million related to stock option benefits that will be credited to equity when realized. Management believes the majority of deferred tax assets will be realized due to anticipated future income. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance. If in the future we determine that we would not be able to realize all or part of our net deferred tax assets, an increase to the valuation allowance for deferred tax assets would decrease income in the period in which such determination is made.

Warranty Obligations

Our warranty policy generally states that we will provide warranty coverage for a predetermined amount of time on systems and modules for material and labor to repair and service the equipment. We record the estimated cost of warranty coverage to cost of sales upon system shipment. The estimated cost of warranty is determined by the warranty term, as well as the average historical labor and material costs for a specific product. Should actual product failure rates or material usage differ from our estimates, revisions to the estimated warranty liability may be required. These revisions have had and could in the future have a positive or negative impact on gross profit. We review the actual product failure rates and material usage rates on a quarterly basis and adjust our warranty liability as necessary.

Restructuring and Impairment Charges

Restructuring activities after December 31, 2002 were recorded under the provisions of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," or SFAS No. 146; SFAS No. 112, "Employers' Accounting for Postemployment Benefits;" and SAB 100, "Restructuring and Impairment Charges." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred, rather than when the exit or disposal plan is approved.

We account for business combination restructurings under the provisions of EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination" and SAB 100. Accordingly, restructuring accruals are recorded when management initiates an exit plan that will cause us to incur costs that have no future economic benefit. Certain restructuring charges related to long-lived asset impairments are recorded in accordance with SFAS No. 144. The restructuring accrual related to vacated facilities is calculated net of estimated sublease income. Sublease income is estimated based on current market quotes for similar properties and expected occupancy dates. If we are unable to sublet these vacated properties as forecasted, if we are forced to sublet them at rates below our current estimates due to changes in market conditions, or if we change our sublease income estimate, we will adjust the restructuring accruals accordingly.

Foreign Currency Accounting

The local currency is the functional currency for all foreign operations. Accordingly, translation gains or losses related to our foreign subsidiaries are included as a component of accumulated other comprehensive income (loss).

Foreign Exchange Contracts

We conduct portions of our business in various foreign currencies. Forward foreign exchange contracts are used as an economic hedge against the short-term impact of foreign currency fluctuations on forecasted intercompany purchases and intercompany accounts payable denominated in U.S. dollars recorded by our Japanese subsidiary. We also enter into forward foreign exchange contracts to buy and sell foreign currencies to hedge the parent's intercompany balances denominated in a currency other than the U.S. dollar. In 2005, these hedging contracts were denominated primarily in the Japanese Yen, Taiwanese Dollar and the Euro. In 2004, these hedging contracts were denominated primarily in the Japanese Yen, Singapore Dollar and the Taiwanese Dollar. The forward foreign exchange contracts we use are generally short-term in nature. The effect of exchange rate changes on forward exchange contracts is expected to offset the effect of exchange rate changes on the underlying hedged items. We believe these financial instruments do not subject us to speculative risk that would otherwise result from changes in currency exchange rates. All unsettled foreign currency contracts are marked-to-market, with unrealized gains and losses included as a component of other income and expense. Net foreign currency gains and losses are recorded in our results of operations.

Liquidity and Capital Resources

We have historically financed our operating and capital resource requirements through cash flows from operations, sales of equity securities and borrowings. Our primary source of funds as of December 31, 2005 consisted of approximately $649.2 million of cash, cash equivalents and marketable securities. This amount represents an increase of $61.5 million from the December 31, 2004 balance of $587.8 million. The increase was due primarily to cash generated from operations of $273.6 million, offset by the repurchase of common stock for $226.7 million.

Net cash provided by operating activities for the year ended December 31, 2005 was $273.6 million. The primary sources of cash from operating activities were net income, as adjusted to exclude non-cash charges and benefits, and changes in working capital accounts. The changes in working capital accounts include net decreases in inventory of $52.9 million and deferred income taxes of $22.9 million, offset by increases in accounts receivable of $6.2 million and prepaid and other current assets of $10.4 million, and a net decrease in accounts payable, accrued payroll and related expenses, accrued warranty, other accrued liabilities, income tax payable, and deferred profit of $3.3 million.

Net cash used in investing activities in the year ended December 31, 2005 was $136.0 million, which consisted primarily of cash paid for capital expenditures of $44.7 million and net purchases, sales and maturities of marketable securities of $128.1 million. As of December 31, 2005, we did not have any significant commitments to purchase property and equipment.

Net cash used in financing activities for the year ended December 31, 2005 was $204.0 million, primarily for the repurchase of common stock for $226.7 million and payments on long-term debt of $19.9 million, partially offset by proceeds from employee stock compensation plans of $29.9 million.

Effective June 25, 2004, two of our European subsidiaries entered into a credit arrangement denominated in Euros that allowed for borrowing up to $153.1 million. On June 28, 2004, we borrowed the entire amount available to fund the acquisition of Peter Wolters AG and for general corporate purposes. Borrowings are secured by cash or marketable securities on deposit and included within restricted cash on the consolidated balance sheet. All borrowings under the credit arrangement are due and payable on or before June 28, 2009.

On February 23, 2004, our Board of Directors renewed a stock repurchase program originally approved in September 2001. Under the repurchase program, we may repurchase up to $500.0 million of our outstanding common stock through February 13, 2007. On September 20, 2004 we announced that our Board of Directors had authorized an additional $1.0 billion for repurchase of our outstanding common stock through September 14, 2009. As of December 31, 2005, we had approximately $863.2 million of remaining authorized funds for the repurchase of shares of our common stock.

We believe that our current cash position, cash generated through operations and equity offerings, and available borrowings will be sufficient to meet our needs through at least the next twelve months.

Off-Balance Sheet Arrangements

Variable Interest Entities

In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," or FIN 46. FIN 46 requires variable interest entities to be consolidated by the primary beneficiary of the entity. An entity is considered a variable interest entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. We adopted FIN 46 on June 29, 2003.

Pursuant to the guidelines of FIN 46, we concluded that the lessor in our synthetic leases was a variable interest entity and that we were the primary beneficiary of the variable interest entity. As such, we were required to consolidate the variable interest lessor beginning on June 29, 2003. Additionally, since each of the other lessees involved with this lessor had a variable interest in specified assets and liabilities of the variable interest lessor, we were only required to consolidate the specific assets, liabilities, and operating results associated with our synthetic leases. As a result of the early adoption of FIN 46, we recorded a non-cash charge of approximately $62.8 million, net of tax, in the third quarter of fiscal 2003 as a cumulative effect of a change in accounting principle in accordance with Accounting Principles Board Opinion No. 20, "Accounting Changes." The gross charge represents approximately $95.8 million of pre-tax depreciation that would have been recorded had we consolidated these assets from inception of the leases. As a result of the adoption of FIN 46 and the exercise of our option to purchase the properties subject to the synthetic leases in September 2003, property and equipment increased on a net basis by approximately $360.6 million and notes receivable and other non-current assets decreased by $456.4 million. The purchase of these properties in September 2003 eliminated our interest in the variable interest entity.

The consolidation and subsequent purchase of the facilities previously accounted for as synthetic leases increased our depreciation expense by approximately $8.5 million per quarter and decreased both our rent expense and interest income by approximately $3.0 million per quarter from 2002 levels. The adoption of FIN 46 and the exercise of our purchase option had no impact on our liquidity.

Standby Letters of Credit

We provide standby letters of credit to certain parties as required for certain transactions we initiate in the ordinary course of business. As of December 31, 2005, the maximum potential amount of future payments that we could be required to make under these letters of credit was approximately $3.6 million. We have not recorded any liability in connection with these arrangements beyond that required to appropriately account for the underlying transaction being guaranteed. We do not believe it is probable, based on historical experience and information currently available, that any amounts will be required to be paid under these arrangements.

Guarantee Arrangements

We have guarantee arrangements on behalf of certain of our consolidated subsidiaries. These guarantee arrangements are for line-of-credit borrowings, overdrafts and operating leases. The available short-term credit facilities with various financial institutions total $47.9 million, of which $32.1 million was unutilized as of December 31, 2005. These credit facilities bear interest at various rates, expire on various dates through November 2006 and are used for general corporate purposes. As of December 31, 2005, our subsidiaries had $15.7 million outstanding under the short-term lines of credit at a weighted-average interest rate of less than 1%.

We also have available long-term credit facilities with various institutions that total $152.7 million, of which $27.8 million was unutilized as of December 31, 2005. The long-term credit facilities were used to fund the acquisition of Peter Wolters AG and are used for general corporate purposes. These credit facilities bear interest at a weighted-average rate of 2.65% and expire through December 2037. As of December 31, 2005, we had $124.9 million in long-term debt outstanding.

In the event of a default by our subsidiaries under the guaranteed facilities, we would be required to pay a maximum of $138.7 million as of December 31, 2005.

Certain of our subsidiaries have lease arrangements, which we guarantee. These leases will expire between 2006 and 2011. In the event that our subsidiaries do not make the required payments, we could be required to pay their obligations under the leases on their behalf. The annual lease obligations under these arrangements are included in our consolidated minimum lease payments table below. As of December 31, 2005, we have not recorded any liability related to guarantees of subsidiary obligations. Based on historical experience and information currently available to us, we do not believe it is probable that any amounts will be required to be paid under these guarantee arrangements.

Contractual Obligations

We have non-cancelable operating leases for various facilities. Rent expense was approximately $11.8 million, $11.0 million and $13.1 million for the years ended December 31, 2005, 2004 and 2003, respectively, net of sublease income of $2.8 million, $3.7 million and $7.9 million, respectively. Certain of the operating leases contain provisions, which permit us to renew the leases at the end of their respective lease terms.

The following is a table summarizing future minimum lease payments under all non-cancelable operating leases, with initial or remaining terms in excess of one year. We had no other significant commitments as of December 31, 2005.

	Years Ending December 31,						Sublease	Net
	2006	2007	2008	2009	2010	Thereafter	Income	Total
	(In thousands)							
Non-cancelable operating leases	$9,080	$8,416	$7,817	$7,790	$7,709	$32,242	$(15,130)	$57,924

The following is a table summarizing our contractual obligations under long-term borrowing arrangements. This table excludes amounts recorded on our balance sheet as current liabilities at December 31, 2005.

	Years Ending December 31,					
	2006	2007	2008	2009	2010	Thereafter
	(In thousands)					
Long-term debt obligations	$38	$38	$38	$123,674	$38	$1,032

Purchase Commitments

We have firm purchase commitments with various suppliers to ensure the availability of components. Our minimum obligation at December 31, 2005 under these arrangements was $50.6 million. All amounts under these arrangements are due in 2006. Actual expenditures will vary based upon the volume of the transactions and length of contractual service provided. In addition, the amounts paid under these arrangements may be less in the event that the arrangements are renegotiated or cancelled. Certain agreements provide for potential cancellation penalties. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We have made adequate provision for potential exposure related to inventory on order which may go unused.

Recent Accounting Pronouncements

In March 2004, the Emerging Issues Task Force (EITF) issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," or EITF No. 03-1. EITF No. 03-1 includes guidance for determining and recording impairment for both debt and equity securities. EITF No. 03-1 also requires additional disclosure for investments that are deemed to be temporarily impaired under the standard. In September 2004, the Financial Accounting Standards Board (FASB) Staff issued FASB Staff Position (FSP) EITF 03-1-1, or FSP EITF 03-1-1. Effective upon issuance, FSP EITF 03-1-1 delayed, indefinitely, certain measurement and recognition guidance contained in EITF No. 03-1. In November 2005, the FASB Staff issued FSP FASB Statement 115-1, which amends FASB Statement No. 115 and addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Company is required to adopt these standards as of January 1, 2006 and their adoption is not expected to have a significant impact on the Company's results of operations or financial position

In December 2004, The FASB issued FASB Statement No. 151, "Inventory Costs," an amendment of ARB No. 43, Chapter 4." The standard clarifies that certain abnormal amounts be expensed as incurred, rather than included as a cost of inventory. FASB No. 151 also requires that the allocation of fixed overhead costs to inventory be based upon a normal production capacity. The Company is required to adopt this standard as of January 1, 2006 and its adoption is not expected to have a significant impact on the Company's results of operations or financial position.

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," or Statement 123(R), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," or Opinion 25, and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in the unrevised Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. In April 2005, the Securities and Exchange Commission (SEC) deferred the effective date of Statement 123(R) until the first fiscal year beginning after June 15, 2005, with early adoption permitted. We have adopted Statement 123(R) as of January 1, 2006 under the modified prospective method.

As permitted by the unrevised Statement 123, we currently account for share-based payments to employees using Opinion 25's intrinsic value method, under which we generally do not record compensation cost for employee stock options. Accordingly, the adoption of Statement 123)(R)'s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The precise impact of adoption of Statement 123(R) cannot be estimated at this time because it will depend, in part, on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior years for the benefit of these excess tax deductions was $4.1 million for 2005 and zero in both 2004 and 2003.

In March 2005, the SEC issued Staff Accounting Bulletin (SAB) No. 107, "Shared-Based Payment." SAB 107 provides guidance related to share-based payment transactions with non-employees, transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), accounting for certain redeemable financial instruments issued under share-based payment arrangements, classification of compensation expense, non-GAAP financial measures, first-time adoption of Statement 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, accounting for income tax effects of share-based payment arrangements upon adoption of Statement 123(R), modification of employee share options prior to adoption of Statement 123(R) and disclosures in Management's Discussion and Analysis (MD&A) subsequent to adoption of Statement 123(R). We are currently assessing the impact of this guidance.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio and our short-term and long-term debt obligations. We do not use derivative financial instruments in our investment portfolio. We place our investments with high-credit-quality issuers and, by policy, limit the amount of credit exposure with any one issuer.

We mitigate default risk by investing in only the safest and highest credit quality securities and by monitoring the credit rating of their issuers. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity. We have no material cash flow exposure due to rate changes for cash equivalents and marketable securities.

The interest rate of the majority of our short-term and long-term obligations is floating. Therefore, our results are only affected by the interest rate changes to variable-rate short-term borrowings. Due to the short-term nature of these borrowings, an immediate change to interest rates is not expected to have a material effect on our results.

The table below presents principal amounts and related weighted average interest rates by year of maturity for our investment portfolio and debt obligations and the fair value of each as of December 31, 2005 and 2004.

	Periods of Maturity						
	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 10 Years	Over 10 Years	Total	Fair Value December 31, 2005
	(In thousands)						
Assets:							
Cash equivalents	$ 40,403	$ —	$ —	$ —	$ —	$ 40,403	$ 40,403
Average interest rate	3.77%	—	—	—	—	3.77.%	
Marketable securities	$175,598	$140,448	$ 10,940	$10,685	$273,056	$610,727	$608,837
Average interest rate	3.65%	4.35%	4.99%	5.18%	4.98%	4.46%	
Restricted investments	$140,212	$ —	$ —	$ —	$ —	$140,212	$140,212
Average interest rate	4.28%	—	—	—	—	4.28%	
Total investment securities	$356,213	$140,448	$ 10,940	$10,685	$273,056	$791,342	$789,452
Average interest rate	3.91%	4.35%	4.99%	5.18%	4.98%	4.39%	
Liabilities:							
Short-term borrowings	$ 15,744	$ —	$ —	$ —	$ —	$ 15,744	$ 15,744
Average interest rate	0.825%	—	—	—	—	0.825%	
Long-term borrowings	$ 38	$ 115	$123,750	$ 229	$ 726	$124,858	$124,858
Average interest rate	4.0%	4.0%	2.63%	4.0%	4.0%	2.65%	

	Periods of Maturity						
	Less than 1 Year	1 to 3 Years	3 to 5 Years	5 to 10 Years	Over 10 Years	Total	Fair Value December 31, 2004
	(In thousands)						
Assets:							
Cash equivalents	$106,117	$ —	$ —	$ —	$ —	$106,117	$106,117
Average interest rate	2.12%	—	—	—	—	2.12%	
Marketable securities	$152,205	$157,562	$ 5,000	$6,715	$161,150	$482,632	$481,645
Average interest rate	1.99%	3.46%	2.85%	2.46%	1.77%	2.75%	
Restricted investments	$176,708	$ —	$ —	$ —	$ —	$176,708	$176,708
Average interest rate	2.18%	—	—	—	—	2.18%	
Total investment securities	$435,030	$157,562	$ 5,000	$6,715	$161,150	$765,457	$764,470
Average interest rate	2.12%	3.46%	2.85%	2.46%	1.77%	2.58%	
Liabilities:							
Short-term borrowings	$ 3,103	$ —	$ —	$ —	$ —	$ 3,103	$ 3,103
Average interest rate	5.05%	—	—	—	—	5.05%	
Long-term borrowings	$ —	$ 618	$160,485	$ —	$ —	$161,103	$161,103
Average interest rate	—	4.82%	2.35%	—	—	2.36%	

The "less than 1 year" category contains $8.1 million and $4.7 million in mutual funds that do not have contractual maturities at December 31, 2005 and 2004, respectively.

Foreign Currency Risk

We transact business in various foreign countries. Our primary foreign currency cash flows are in Asia and Europe. During 2005 and 2004, we utilized foreign currency forward exchange contracts to hedge foreign-currency-denominated balance sheet positions. Under this program, increases or decreases in currency commitments and balance sheet positions, as translated into U.S. dollars, were primarily offset by realized gains and losses on the hedging instruments. Upon the maturity of these contracts, we do not anticipate using forward contracts to hedge anticipated and uncommitted transactions. The goal of the hedging program is to minimize the impact of foreign currency fluctuations on our results of operations. We do not use foreign currency forward exchange contracts for speculative or trading purposes.

All of our unsettled foreign currency contracts are marked-to-market, with unrealized gains and losses included as a component of other income and expense. The following table provides information as of December 31, 2004 and 2003 about our derivative financial instruments, which are comprised of predominantly foreign currency forward exchange contracts. The information is provided in U.S. dollar equivalent amounts, as presented in our Consolidated Financial Statements. The table below presents the notional amounts (at the contract exchange rates), the weighted-average contractual foreign currency exchange rates, and the estimated fair value of those contracts.

	December 31, 2005		
	Notional Amount (Buy) Sell	Average Contract Rate	Estimated Fair Value-Gain (Loss)
	(In thousands, except for average contract rate)		
Foreign currency forward exchange contracts:			
Japanese yen	$156,555	105.81	$13,267
British pound	(5,026)	0.60	1
Euro	(15,974)	0.84	(184)
Swiss franc	1,395	1.31	(3)
Singapore dollar	(13,753)	1.66	(15)
Taiwanese dollar	657	33.06	1
Chinese renminbi	(2,040)	8.03	(11)
Malaysian ringget	(2,341)	3.77	(7)
Korean won	(12,304)	1,012.10	(7)
	$107,169		$13,042

	December 31, 2004		
	Notional Amount (Buy) Sell	Average Contract Rate	Estimated Fair Value-Gain (Loss)
	(In thousands, except for average contract rate)		
Foreign currency forward exchange contracts:			
Japanese yen	$103,035	106.61	$(4,846)
British pound	(5,155)	0.52	14
Euro	(15,653)	0.75	34
Singapore dollar	(13,921)	1.64	(14)
Taiwanese dollar	(18,249)	31.89	(63)
Korean won	(2,059)	1,044.10	2
Indian rupee	(1)	44.05	—
	$ 47,997		$(4,873)

Item 8. ***Financial Statements and Supplementary Data***

NOVELLUS SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2005	2004	2003
	(In thousands, except per share data)		
Net sales	$1,340,471	$1,357,288	$925,070
Cost of sales	741,345	692,158	545,070
Gross profit	599,126	665,130	380,000
Operating expenses:			
Selling, general and administrative	206,939	194,652	165,618
Research and development	247,315	252,083	227,439
Acquired in-process research and development	—	6,124	—
Legal settlements	—	5,400	2,691
Restructuring and other charges	9,175	1,484	15,838
Total operating expenses	463,429	459,743	411,586
Operating income (loss), net	135,697	205,387	(31,586)
Other income (expense):			
Interest income	20,738	11,578	17,272
Interest expense	(3,510)	(2,133)	(909)
Other, net	5,688	8,359	(97)
Other income, net	22,916	17,804	16,266
Income (loss) before provision (benefit) for income taxes and cumulative effect of a change in accounting principle	158,613	223,191	(15,320)
Provision (benefit) for income taxes	48,506	66,501	(10,286)
Income (loss) before cumulative effect of a change in accounting principle	110,107	156,690	(5,034)
Cumulative effect of a change in accounting principle, net of tax of $33,067 for 2003	—	—	(62,780)
Net income (loss)	$ 110,107	$ 156,690	$ (67,814)
Net income (loss) per share:			
Basic			
Income (loss) before cumulative effect of a change in accounting principle	$ 0.80	$ 1.07	$ (0.03)
Cumulative effect of a change in accounting principle	—	—	(0.42)
Basic net income (loss) per share	$ 0.80	$ 1.07	$ (0.45)
Diluted			
Income (loss) before cumulative effect of a change in accounting principle	$ 0.80	$ 1.06	$ (0.03)
Cumulative effect of a change in accounting principle	—	—	(0.42)
Diluted net income (loss) per share	$ 0.80	$ 1.06	$ (0.45)
Shares used in basic per share calculations	137,447	145,956	150,680
Shares used in diluted per share calculations	138,423	147,937	150,680

See accompanying Notes to the Consolidated Financial Statements.

NOVELLUS SYSTEMS, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2005	December 31, 2004
	(In thousands)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,403	$ 106,117
Marketable securities	608,837	481,645
Accounts receivable, net of allowance for doubtful accounts of $987 in 2005 and $8,247 in 2004	397,534	395,522
Inventories	193,787	261,046
Deferred tax assets, net	88,563	110,644
Prepaid and other current assets	34,388	14,350
Total current assets	1,363,512	1,369,324
Property and equipment, net	423,749	476,492
Restricted cash and cash equivalents	140,212	176,708
Goodwill	255,584	278,972
Intangible and other assets	107,192	100,336
Total assets	$2,290,249	$2,401,832
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 83,710	$ 70,446
Accrued payroll and related expenses	57,450	64,531
Accrued warranty	54,553	45,526
Other accrued liabilities	58,271	54,517
Income taxes payable	5,898	14,691
Deferred profit	68,718	71,216
Current obligations under lines of credit	15,744	3,103
Total current liabilities	344,344	324,030
Long-term debt	124,858	161,103
Other non-current liabilities	41,764	54,865
Total liabilities	510,966	539,998
Commitments and contingencies (Notes 11 and 12)		
Shareholders' equity:		
Preferred stock, no par value; authorized shares — 10,000; issued and outstanding shares — none	—	—
Common stock, no par value; authorized shares — 240,000; issued and outstanding shares — 132,820 in 2005 and 140,306 in 2004	1,418,747	1,473,829
Deferred stock compensation	(24,942)	(17,159)
Retained earnings	388,015	399,919
Accumulated other comprehensive (loss) income	(2,537)	5,245
Total shareholders' equity	1,779,283	1,861,834
Total liabilities and shareholders' equity	$2,290,249	$2,401,832

See accompanying Notes to the Consolidated Financial Statements.

NOVELLUS SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2005	2004	2003
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$ 110,107	$ 156,690	$ (67,814)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:			
Write-off of debt issuance costs	—	—	616
Gain on sale of equity investments	—	(303)	—
Cumulative effect of a change in accounting principle	—	—	62,780
Non-cash portion of restructuring and legal settlement	14,337	(7,779)	51,895
Loss on disposal of fixed assets	2,182	1,650	—
Depreciation and amortization	82,776	89,244	69,570
Amortization of deferred compensation	4,209	4,093	3,329
Acquired in-process research and development	—	6,124	—
Income tax benefits from employee stock plans	4,132	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(6,167)	(146,073)	(32,562)
Inventories	52,884	(46,072)	5,299
Deferred income taxes	22,858	39,025	(14,550)
Prepaid and other current assets	(10,421)	(5,703)	22,586
Accounts payable	1,580	10,916	(18,064)
Accrued payroll and related expenses	(3,541)	31,350	(11,817)
Accrued warranty	8,795	14,718	(2,197)
Other accrued liabilities	(2,011)	3,415	(14,128)
Income taxes payable	(5,945)	3,747	(3,675)
Deferred profit	(2,219)	24,160	(8,792)
Net cash provided by operating activities	273,556	179,202	42,476
Cash flows from investing activities:			
Purchases of marketable securities	(853,334)	(849,558)	(841,173)
Proceeds from sales of marketable securities	329,434	629,378	96,493
Proceeds from maturities of marketable securities	395,806	246,799	640,776
Capital expenditures	(44,744)	(31,732)	(31,685)
Proceeds from sale of property and equipment	2,676	—	—
Decrease (increase) in restricted cash and cash equivalents	36,496	(173,847)	2,861
Decrease (increase) in intangible and other assets	3,003	(11,226)	2,858
Purchase of Voumard Machines Co. SA, net of cash acquired	(5,384)	—	—
Purchase of Peter Wolters AG, net of cash acquired	—	(142,916)	—
Net cash used in investing activities	(136,047)	(333,102)	(129,870)

NOVELLUS SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

	Years Ended December 31,		
	2005	2004	2003
		(In thousands)	
Cash flows from financing activities:			
Repayments of convertible subordinated debentures	—	—	(117,053)
Proceeds from employee stock compensation plans	29,864	38,706	75,651
Proceeds (repayments) from lines of credit, net	12,726	(10,044)	10,224
Proceeds from long-term debt	—	153,115	—
Payment on long-term debt	(19,902)	(10,362)	—
Repurchases of common stock	(226,652)	(410,188)	(1,312)
Net cash used in financing activities	(203,964)	(238,773)	(32,490)
Effects of exchange rate changes on cash and cash equivalents	741	1,612	1,218
Net decrease in cash and cash equivalents	(65,714)	(391,061)	(118,666)
Cash and cash equivalents at the beginning of the year	106,117	497,178	615,844
Cash and cash equivalents at the end of the year	$ 40,403	$ 106,117	$ 497,178
Supplemental disclosures:			
Cash paid during the year for:			
Interest	$ 4,136	$ 1,425	$ 909
Income taxes, net	$ 14,263	$ 23,908	$ 6,321

See accompanying Notes to the Consolidated Financial Statements.

NOVELLUS SYSTEMS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock		Deferred	Retained	Accumulated Other Comprehensive	Total
	Shares	Amount	Compensation	Earnings	Income (Loss)	Shareholders' Equity
			(In thousands)			
Balance at December 31, 2002	149,119	$1,494,960	$ (7,679)	$ 570,153	$(1,746)	$2,055,688
Components of comprehensive loss:						
Net loss	—	—	—	(67,814)	—	(67,814)
Net change in unrealized loss on marketable securities	—	—	—	—	172	172
Foreign currency translation adjustments	—	—	—	—	6,146	6,146
Comprehensive loss						(61,496)
Issuance of common stock under employee compensation plans	3,696	75,651	—	—	—	75,651
Issuance of restricted common stock, net	116	3,963	(3,963)	—	—	—
Amortization of deferred compensation	—	—	3,329	—	—	3,329
Repurchases of common stock	(32)	(335)	—	(977)	—	(1,312)
Balance at December 31, 2003	152,899	1,574,239	(8,313)	501,362	4,572	2,071,860
Components of comprehensive income:						
Net income	—	—	—	156,690	—	156,690
Net change in unrealized loss on marketable securities	—	—	—	—	(571)	(571)
Less: reclassification adjustment for gain on sale of marketable securities	—	—	—	—	(303)	(303)
Foreign currency translation adjustments, net of tax of $4,194	—	—	—	—	1,547	1,547
Comprehensive income						157,363
Issuance of common stock under employee compensation plans, net	1,731	38,847	—	(141)	—	38,706
Issuance of restricted common stock, net	450	12,939	(12,939)	—	—	—
Amortization of deferred compensation	—	—	4,093	—	—	4,093
Repurchases of common stock	(14,774)	(152,196)	—	(257,992)	—	(410,188)
Balance at December 31, 2004	140,306	1,473,829	(17,159)	399,919	5,245	1,861,834
Components of comprehensive income:						
Net income	—	—	—	110,107	—	110,107
Net change in unrealized loss on marketable securities	—	—	—	—	(903)	(903)
Foreign currency translation adjustments, net of tax of $(2,495)	—	—	—	—	(6,879)	(6,879)
Comprehensive income	—	—	—	—	—	102,325
Issuance of common stock under employee compensation plans, net	1,901	33,658	—	(223)	—	33,435
Income tax benefits realized from activity in employee stock plans	—	4,132	—	—	—	4,132
Issuance of restricted common stock, net	538	11,992	(11,992)	—	—	—
Amortization of deferred compensation	—		4,209	—	—	4,209
Repurchases of common stock	(9,925)	(104,864)	—	(121,788)	—	(226,652)
Balance at December 31, 2005	132,820	$1,418,747	$(24,942)	$ 388,015	$(2,537)	$1,779,283

See accompanying Notes to the Consolidated Financial Statements.

Note 1. Description of the Business

Novellus Systems, Inc. is primarily a supplier of semiconductor manufacturing equipment used in the fabrication of integrated circuits. We are focused on delivering innovative interconnect products and technologies that meet the increasingly complex and demanding needs of the world's largest semiconductor manufacturers. The semiconductor manufacturing equipment that we build, market and service provides today's semiconductor device manufacturers with high productivity and low cost of ownership.

As part of our growth strategy, from time to time we make acquisitions. On June 28, 2004, we acquired Peter Wolters AG, a manufacturer of high-precision machine manufacturing tools. The acquisition was accounted for as a purchase business combination. Our consolidated financial statements for 2004 include the financial position, results of operations and cash flows of Peter Wolters from the date of acquisition. With the acquisition of Peter Wolters AG, Novellus entered into the Industrial Applications market segment for the first time.

On November 18, 2005, we acquired Voumard Machines Co. SA, a manufacturer of high-precision machine manufacturing tools based in Neuchâtel, Switzerland. The acquisition was accounted for as a purchase business combination. Our consolidated financial statements for 2005 include the financial position, results of operations and cash flows of Voumard from the date of acquisition. With the acquisition of Voumard, Novellus further enhanced the product offerings in our Industrial Applications Group.

Note 2. Significant Accounting Policies

Principles of Consolidation and Basis of Presentation — The accompanying Consolidated Financial Statements include our accounts and the accounts of our wholly-owned subsidiaries after elimination of all significant intercompany account balances and transactions. Certain prior year amounts in the Consolidated Financial Statements and the notes thereto have been reclassified to conform to the current year presentation.

Stock-Based Compensation — We account for stock-based compensation using the intrinsic value method under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," or APB No. 25, and have adopted the disclosure-only provisions of the Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," or SFAS No. 123, as amended by SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosures." Accordingly, no expense has been recognized for options granted to employees at fair value.

In our consolidated statements of operations we recognize stock-based compensation, measured at the intrinsic value, on the graded vesting method over the vesting periods for restricted stock awards and stock options, which is generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in greater expense recorded in earlier years than the straight-line method.

In the disclosure presented below we recognize stock-based compensation, measured at the fair value, on the graded vesting method over the vesting periods for restricted stock awards and stock options, which is generally over four years, and for employee purchases of common stock under our employee stock purchase plan, which is generally six months. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in greater expense recorded in earlier years than the straight-line method. In 2005, we accelerated the vesting on certain under-water options and recognized the remaining unamortized fair value associated with these awards in proforma expense in 2005. By doing this, we reduced our future compensation expense by approximately $24.3 million on a pre-tax basis through 2008. The accelerated vesting increased our disclosed fair value expense for the year ended December 31, 2005 by $24.3 million. The Company accelerated vesting on approximately 3.8 million options that were priced at $30.00 or above held by employees and officers. Each of the Company's executive officers at the time the acceleration became effective and whose options were accelerated entered into a Resale Restriction Agreement which imposes restrictions on the sale of any shares received through the exercise of accelerated options until the earlier of (i) the original vesting dates set forth in the option or (ii) the executive officer's termination of employment.

SFAS No. 123 requires the use of option pricing models that were not developed for use in valuing employee stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange-traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the option's expected life and the estimated future price volatility of the underlying stock. Since our employee stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate, in our opinion, the existing models do not necessarily provide a reliable single measure of the fair value of employee stock options.

Had compensation expense been determined based on the fair value at the grant date for awards, consistent with the provision of SFAS No. 123, we would have reported pro-forma net income (loss) and net income (loss) per share as follows (in thousands, except per share data):

	Years Ended December 31,		
	2005	2004	2003
Net income (loss) as reported	$110,107	$156,690	$ (67,814)
Add back:			
Intrinsic value method expense included in reported net income (loss), net of tax	2,589	2,906	2,186
Less:			
Fair value method expense, net of tax	(49,145)	(49,086)	(66,063)
Pro-forma net income (loss)	$ 63,551	$110,510	$(131,691)
Pro-forma basic net income (loss) per share	$ 0.46	$ 0.76	$ (0.87)
Pro-forma diluted net income (loss) per share	$ 0.46	$ 0.75	$ (0.87)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions for grants made in 2005, 2004 and 2003:

	2005	2004	2003
Dividend yield	None	None	None
Expected volatility	54%	74%	78%
Risk free interest rate	4.1%	2.7%	2.1%
Expected lives	3.9 years	3.6 years	3.6 years

The weighted-average fair value of options granted during the year was $11.25, $15.45 and $21.56 for 2005, 2004 and 2003, respectively.

The proforma net income (loss) and net income (loss) per share listed above include expense related to our employee stock purchase plans. The fair value of issuances under the employee stock purchase plans is estimated on the date of issuance using the Black-Scholes option-pricing model, with the following weighted-average assumptions for issuances made in 2005, 2004 and 2003:

	2005	2004	2003
Dividend yield	None	None	None
Expected volatility	32%	43%	47%
Risk free interest rate	3.3%	1.6%	1.3%
Expected lives	1/2 year	1/2 year	1/2 year

The weighted average fair value of purchase rights granted during the year was $5.56, $8.04 and $9.52 for 2005, 2004 and 2003, respectively.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis, including those related to revenue recognition, cash and investments, allowance for doubtful accounts, inventory valuation, deferred tax assets, property and equipment, goodwill and other intangible assets, warranty obligations, restructuring and impairment charges, contingencies and litigation and stock-based compensation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the current circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our intent is to accurately state our assets and liabilities given facts known at the time of valuation. Our assumptions may prove incorrect as facts change in the future. Actual results may differ materially from these estimates under different assumptions or conditions.

Revenue Recognition — We recognize revenue in accordance with SEC Staff Accounting Bulletin (SAB) No. 104, "Revenue Recognition," or SAB 104, which superseded the earlier related guidance in SAB 101. We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, our price is fixed or determinable, and collectibility is reasonably assured.

Certain of our equipment sales are accounted for as multiple-element arrangements. A multiple-element arrangement is a transaction which may involve the delivery or performance of multiple products, services, or rights to use assets, and performance may occur at different points in time or over different periods of time. Our equipment sales generally have two elements: 1) delivery of the equipment and 2) installation of the equipment and customer acceptance. If we have met defined customer acceptance experience levels with both the customer and the specific type of equipment, we recognize revenue for the equipment element upon shipment and transfer of title, with the installation and acceptance element recognized at customer acceptance. All other equipment sales are recognized upon customer acceptance.

Installation services are not essential to the functionality of the delivered equipment. As provided for in Emerging Issues Task Force (EITF) No. 00-21, "Revenue Arrangements with Multiple Deliverables," we allocate revenue based on the residual method as a fair value has been established for installation services. However, since final payment is not typically billable until customer acceptance, we defer revenue for the final payment until customer acceptance.

Revenue related to sales of spare parts is recognized upon shipment. Revenue related to maintenance and service contracts is recognized ratably over the duration of the contracts. Unearned maintenance and service contract revenue is included in other accrued liabilities.

Cash, Cash Equivalents and Marketable Securities — We consider all highly liquid debt instruments with insignificant interest rate risk and original maturities of ninety days or less to be cash equivalents. Investments with original maturities greater than three months which are available for use in current operations are considered to be marketable securities. Our marketable securities are classified as marketable securities are reported at fair value, with unrealized gains and losses, net of tax, recorded in shareholders' equity. The fair value of marketable securities is based on quoted market prices. Gains and losses and declines in fair value that are other than temporary are recorded in earnings when realized. The cost of securities sold is based on the specific identification method.

Restricted Cash and Cash Equivalents — We maintain certain amounts of cash and cash equivalents on deposit which are restricted from general use. These amounts are used primarily to secure our Euro Loan (see Note 9).

Allowance for Doubtful Accounts — We evaluate our allowance for doubtful accounts based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations, we provide a specific allowance for bad debt against the amount due to reduce the net recognized receivable to the amount we reasonably believe will be collected. We also provide allowances based on our write-off history. We charge accounts receivable balances against our allowance for doubtful accounts once we have concluded our collection efforts are unsuccessful. Accounts receivable is considered past due in accordance with the contractual terms of the arrangement. The balance for allowance for doubtful accounts was $1.0 million and $8.2 million at December 31, 2005 and 2004, respectively. The decrease primarily results from a $6.1 million reduction in the allowance for doubtful accounts during the second quarter of 2005.

Inventories and Inventory Valuation — Inventories are stated at the lower of cost (first-in, first-out) or market. We periodically assess the recoverability of all inventories, including raw materials, work-in-process, finished goods, and spare parts, to determine whether adjustments for impairment are required. Inventory that is obsolete, or that is in excess of our forecasted usage, is written down to its estimated realizable value based on assumptions about future demand and market conditions.

Deferred Tax Assets — We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. The valuation allowance at December 31, 2005 relates primarily to acquired net operating loss and tax credit carryforwards that are not realizable until 2008 and beyond. The valuation allowance at December 31, 2005 includes $40.9 million related to the acquired deferred tax assets of SpeedFam-IPEC and Angstron, which will be credited to goodwill when realized and $23.9 million related to stock option benefits that will be credited to equity when realized. We have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance.

Property and Equipment — Property and equipment are stated at cost. Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

Machinery and equipment	3 — 10 years
Furniture and fixtures	5 — 10 years
Buildings	30 — 40 years
Building improvements	Shorter of useful life or remaining lease term

Goodwill and Other Intangible Assets — We review our long-lived assets, including goodwill and other intangible assets, for impairment at least annually or whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. In accordance with our policy, we completed the goodwill impairment test in the fourth quarter of 2005. The first step of the test identifies if potential impairment may have occurred, while the second step of the test measures the amount of the impairment, if any. Impairment is recognized when the carrying amount of the asset exceeds the fair value. The results of our impairment tests did not indicate potential impairment.

Investments in Non-Marketable Equity Securities — We record investments in non-marketable equity securities at historical cost or, if we have significant influence over the investee, using the equity method of accounting. At December 31, 2005 and December 31, 2004, we did not have any equity securities that required the equity method of accounting. Non-marketable equity securities are included in other assets. The carrying value of non-marketable equity securities as of December 31, 2005 and 2004 were $2.5 million. Non-marketable securities are periodically reviewed for impairment, which is based on an analysis of factors that may have adverse affects on the fair value of the investment. No impairment existed at December 31, 2005.

Warranty — Our warranty policy generally states that we will provide warranty coverage for a predetermined amount of time on systems and modules for material and labor to repair and service the equipment. We record the estimated cost of warranty coverage to cost of sales upon system shipment. The estimated cost of warranty is determined by the warranty term as well as the average historical labor and material costs for a specific product. We review the actual product failure rates and material usage rates on a quarterly basis and adjust our warranty liability as necessary.

Restructuring and Impairment Charges — Restructuring activities after December 31, 2002 were recorded under the provisions of SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," or

SFAS No. 146; SFAS No. 112, "Employers' Accounting for Postemployment Benefits;" and SAB 100, "Restructuring and Impairment Charges." SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred, rather than when the exit or disposal plan is approved. Accordingly, restructuring accruals are recorded when management initiates an exit plan that will cause us to incur costs that have no future economic benefit. The restructuring accrual related to vacated facilities is calculated net of estimated sublease income. Sublease income is estimated based on current market quotes for similar properties. If we are unable to sublet the vacated properties on a timely basis or if we are forced to sublet them at lower rates due to changes in market conditions, we will adjust the accruals accordingly.

Certain items classified within restructuring charges related to asset impairments are recorded in accordance with SFAS No. 144 and SAB 100.

Contingencies and Litigation — We assess the probability of adverse judgments in connection with current and threatened litigation. We accrue the cost of an adverse judgment if, in our estimation, the adverse outcome is probable and we can reasonably estimate the ultimate cost. We have made no such accruals as of December 31, 2005.

Foreign Currency Translation — For all of our foreign subsidiaries, the local currency is the functional currency. Accordingly, translation gains or losses related to these foreign subsidiaries are included as a component of accumulated other comprehensive income (loss).

Forward Foreign Exchange Contracts — Forward foreign exchange contracts are used as an economic hedge against the short-term impact of foreign currency fluctuations on forecasted intercompany purchases and intercompany accounts payable denominated in U.S. dollars recorded by our Japanese subsidiary. We also enter into forward foreign exchange contracts to buy and sell foreign currencies to hedge the parent's intercompany balances denominated in a currency other than the U.S. dollar. In 2005, these hedging contracts were denominated primarily in the Japanese Yen, Taiwanese Dollar and the Euro. In 2004, these hedging contracts were denominated primarily in the Japanese Yen, Singapore Dollar and the Taiwanese Dollar. The forward foreign exchange contracts we use are generally short-term in nature. The effect of exchange rate changes on forward exchange contracts is expected to offset the effect of exchange rate changes on the underlying hedged items. We believe these financial instruments do not subject us to speculative risk that would otherwise result from changes in currency exchange rates. All unsettled foreign currency contracts are marked-to-market, with unrealized gains and losses included as a component of other income and expense. Net foreign currency gains and losses are recorded in our results of operations.

Shipping and Handling Costs — Shipping and handling costs are included as a component of cost of sales.

Advertising Expenses — We expense advertising costs as incurred. Advertising expenses for 2005, 2004 and 2003 were $3.6 million, $2.9 million and $1.9 million, respectively.

Concentrations and Other Risks — We use financial instruments that potentially subject us to concentrations of credit risk. Such instruments include cash equivalents, marketable securities, accounts receivable and financial instruments used in hedging activities. We invest our cash in cash deposits, money market funds, commercial paper, certificates of deposit, readily marketable debt securities, or medium-term notes. We place our investments with high-credit quality financial institutions, which limits the credit exposure from any one financial institution or instrument. To date, we have not experienced significant losses on these investments.

We sell a significant portion of our systems to a limited number of customers. System sales to our ten largest customers in 2005, 2004 and 2003 accounted for 71%, 69% and 76% of our total system sales, respectively. Two customers accounted for 18% and 13% of receivables at December 31, 2005. One customer accounted for 11% of our accounts receivable as of December 31, 2004. We expect sales of our products to relatively few customers will continue to account for a high percentage of our total system sales in the foreseeable future. None of our customers have entered into long-term purchase agreements that would require them to purchase our products.

We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral. We have an exposure to nonperformance by counterparties on the foreign exchange contracts used in hedging activities. These counterparties are large international financial institutions and to date, no such counterparty has failed to meet its financial obligations to us. We do not believe there is a significant risk of nonperformance by these counterparties because we continuously monitor our positions, the credit ratings of such counterparties, and the amount of contracts we enter into with any one party.

Certain of the raw materials used by the Company in the manufacture of its products are available from a limited number of suppliers. Shortages could occur in these essential materials due to an interruption of supply or increased demand in the industry.

Recent Accounting Pronouncements — In March 2004, the EITF issued EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments," or EITF No. 03-1. EITF No. 03-1 includes guidance for determining and recording impairment for both debt and equity securities. EITF No. 03-1 also requires additional disclosure for investments that are deemed to be temporarily impaired under the standard. In September 2004, the Financial Accounting Standards Board (FASB) Staff issued FASB Staff Position (FSP) EITF 03-1-1, or FSP EITF 03-1-1. Effective upon issuance, FSP EITF 03-1-1 delayed, indefinitely, certain measurement and recognition guidance contained in EITF No. 03-1. In November 2005, the FASB Staff issued FSP FASB Statement 115-1, which amends FASB Statement No. 115 and addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The Company is required to adopt these standards as of January 1, 2006 and their adoption is not expected to have a significant impact on the Company's results of operations or financial position

In December 2004, The FASB issued FASB Statement No. 151, "Inventory Costs," an amendment of ARB No. 43, Chapter 4." The standard clarifies that certain abnormal amounts be expensed as incurred, rather than included as a cost of inventory. FASB No. 151 also requires that the allocation of fixed overhead costs to inventory be based upon a normal production capacity. The Company is required to adopt this standard as of January 1, 2006 and its adoption is not expected to have a significant impact on the Company's results of operations or financial position.

On December 16, 2004, the FASB issued FASB Statement No. 123 (revised 2004), "Share-Based Payment," or Statement 123(R), which is a revision of FASB Statement No. 123, "Accounting for Stock-Based Compensation." Statement 123(R) supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," or Opinion 25, and amends FASB Statement No. 95, "Statement of Cash Flows." Generally, the approach in Statement 123(R) is similar to the approach described in the unrevised Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Proforma disclosure is no longer an alternative. In April 2005, the Securities and Exchange Commission (SEC) deferred the effective date of Statement 123(R) until the first fiscal year beginning after June 15, 2005, with early adoption permitted. We will adopt Statement 123(R) on January 1, 2006 under the modified prospective method.

As permitted by the unrevised Statement 123, we currently account for share-based payments to employees using Opinion 25's intrinsic value method, under which we generally do not record compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. The precise impact of adoption of Statement 123(R) cannot be estimated at this time because it will depend, in part, on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of proforma net income and earnings per share. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior years for the benefit of these excess tax deductions was $4.1 million for 2005 and zero in both 2004 and 2003.

In March 2005, the SEC issued SAB No. 107, "Share-Based Payment." SAB 107 provides guidance related to share-based payment transactions with non-employees, transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), accounting for certain redeemable financial instruments issued under share-based payment arrangements, classification of compensation expense, non-GAAP financial measures, first-time adoption of Statement 123(R) in an interim period, capitalization of compensation cost related to share-based payment arrangements, accounting for income tax effects of share-based payment arrangements upon adoption of Statement 123(R), modification of employee share options prior to adoption of Statement 123(R) and disclosures in Management's Discussion and Analysis (MD&A) subsequent to adoption of Statement 123(R). We are currently assessing the impact of this guidance.

Note 3. Financial Instruments

Marketable securities

The cost and estimated fair value of our marketable securities are as follows (in thousands):

	December 31, 2005			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$ 5,000	$—	$ (20)	$ 4,980
Municipal securities	344,932	2	(1,924)	343,010
Tax-exempt auction rate notes	252,730	—	—	252,730
Mutual funds	8,065	52	—	8,117
Total	$610,727	$54	$(1,944)	$608,837

	December 31, 2004			
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Government agencies	$ 25,610	$ —	$ (155)	$ 25,455
Municipal securities	272,559	324	(617)	272,266
Corporate securities	34,258	—	(125)	34,133
Tax-exempt auction rate notes	145,050	—	—	145,050
Mutual funds	5,155	—	(414)	4,741
Total	$482,632	$324	$(1,311)	$481,645

For the years ended December 31, 2005 and 2004, gross realized gains and losses on marketable securities were not significant. The maturities of our restricted cash and cash equivalents and our marketable securities as of December 31, 2005 are as follows (in thousands):

December 31, 2005	Amount
Due in less than one year	$315,102
Due in 1 to 3 years	139,240
Due in 3 to 5 years	10,940
Due in 5 to 10 years	10,685
Due in greater than 10 years	273,082
Total	$749,049

Securities with contractual maturities of over three years are either auction rate securities or variable rate demand notes. While the contractual maturities are long-term, we believe the securities are highly liquid and that the Company can take advantage of interest rate re-set periods of between one and thirty-five days to liquidate the securities. Management has the ability and intent, if necessary, to liquidate these investments to fund operations within the next twelve months and accordingly has classified all non-restricted investments as marketable securities in current assets in the Consolidated Balance Sheets. The "due in less than one year" category contains $8.1 million in mutual funds that do not have contractual maturities.

The breakdown of the marketable securities with unrealized losses at December 31, 2005 is as follows (in thousands):

	In Loss Position for Less Than 12 Months		In Loss Position For 12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies	$ 4,980	$ (20)	$ —	$ —	$ 4,980	$ (20)
Municipal securities	214,105	(1,362)	83,869	(562)	297,974	(1,924)
Total	$219,085	$(1,382)	$83,869	$(562)	$302,954	$(1,944)

The gross unrealized losses related to investments are primarily due to changes in interest rates. We view these unrealized losses as temporary in nature. We review our investment portfolio for possible impairment. Impairment is based on an analysis of factors that may have adverse affects on the fair value of the investment. Factors considered in determining whether a loss is temporary include the stability of the credit quality, the structure of the security and the ability to hold the investment to maturity.

Fair Value of Other Financial Instruments

The carrying and estimated fair values of our other financial instruments are as follows (in thousands):

	December 31,			
	2005		2004	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Restricted cash & cash equivalents — non-current	$140,212	$140,212	$176,708	$176,708
Current obligations under lines of credit	$ 15,744	$ 15,744	$ 3,103	$ 3,103
Long-term debt	$124,858	$124,858	$161,103	$161,103

For certain of our financial instruments, including restricted investments and current obligations under our lines of credit, the carrying amounts approximate fair value due to their short maturities. The investments included in non-current restricted investments are all cash and cash equivalents. The estimated fair values of our restricted investments in 2005 and 2004 are based on quoted prices as of December 31, 2005 and December 31, 2004, respectively. Our long-term debt is not publicly traded and is denominated in Euros. Judgment is required to estimate the fair value, using available market information and appropriate valuation methods. The estimated fair value of the long-term debt is based primarily on borrowing rates currently available to the Company for bank loans with similar terms and maturities.

Financial Instruments with Off-Balance Sheet Risk

As part of our asset and liability management, we enter into various types of transactions that involve financial instruments with off-balance sheet risk. We enter into foreign forward exchange contracts in order to manage foreign exchange risk. The notional amounts, carrying amounts and estimated fair values of our foreign currency forward exchange contracts are as follows (in thousands):

	December 31,					
	2005			2004		
	Notional Amount	Carrying Amount	Estimated Fair Value	Notional Amount	Carrying Amount	Estimated Fair Value
Sell (buy) foreign currencies	$107,169	$13,042	$13,042	$47,997	$(4,873)	$(4,873)

The fair value of our foreign forward exchange contracts is calculated based on quoted market prices or pricing models using current market rates as of December 31, 2005 and 2004, respectively.

Note 4. Balance Sheet Details

Inventories

	December 31,	
	2005	2004
	(In thousands)	
Purchased and spare parts	$152,763	$192,935
Work-in-process	27,110	54,586
Finished goods	13,914	13,525
Total inventories	$193,787	$261,046

Property and equipment, net

	December 31,	
	2005	2004
	(In thousands)	
Machinery and equipment	$577,157	$561,392
Buildings and land	243,055	246,334
Building improvements	75,681	84,229
Furniture and fixtures	22,634	21,438
	918,527	913,393
Less accumulated depreciation	494,778	436,901
Total property and equipment	$423,749	$476,492

Depreciation expense for the years ended December 31, 2005, 2004 and 2003 was $76.8 million, $80.2 million and $58.7 million, respectively.

Accrued warranty

Changes in our accrued warranty liability were as follows (in thousands):

	Years Ended December 31,	
	2005	2004
Balance, beginning of period	$ 45,526	$ 28,805
Warranties issued	79,146	77,267
Settlements	(84,632)	(66,698)
Peter Wolters AG balance at acquisition	—	2,367
Voumard Machine Co. SA balance at acquisition	610	—
Changes in liability for pre-existing warranties, including expirations	13,903	3,785
Balance, end of period	$ 54,553	$ 45,526

Note 5. Earnings (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the period. For purposes of computing basic net income (loss) per share, the weighted-average number of outstanding shares of common stock excludes shares of restricted stock subject to repurchase.

Diluted net income (loss) per share is computed using the weighted-average number of shares of common stock outstanding, including shares of restricted common stock subject to repurchase and, when dilutive, potential shares from stock options to purchase common stock, using the treasury stock method.

Reconciliation of the numerators and denominators of the basic and diluted per share computations (in thousands, except for per share amounts):

	Years Ended December 31,		
	2005	2004	2003
Numerator:			
Net income (loss)	$110,107	$156,690	$ (67,814)
Denominator:			
Basic weighted-average shares outstanding	137,447	145,956	150,680
Employee stock options and restricted stock	976	1,981	—
Diluted weighted-average shares outstanding	138,423	147,937	150,680
Basic net income (loss) per share	$ 0.80	$ 1.07	$ (0.45)
Diluted net income (loss) per share	$ 0.80	$ 1.06	$ (0.45)

Options to purchase 19.8 million, 15.2 million and 8.8 million shares of common stock at weighted-average prices of $35.00, $38.85 and $43.13 per share were outstanding during 2005, 2004 and 2003, respectively, but were not included in the computation of diluted net income per common share because the effect would be anti-dilutive.

Note 6. Goodwill and Other Intangible Assets

Goodwill

Changes in goodwill are as follows (in thousands):

	Years ended	
	2005	2004
Balance, beginning of period	$278,972	$173,267
SpeedFam-IPEC adjustment	(11,566)	(11,037)
Peter Wolters AG acquisition	—	104,221
Peter Wolters AG adjustment	1,945	414
Foreign currency translation	(13,767)	12,107
Balance, end of period	$255,584	$278,972

We completed the annual goodwill impairment test in the fourth quarters of 2005 and 2004 in accordance with our policy. The first step of the test identifies if potential impairment may have occurred, while the second step of the test measures the amount of the impairment, if any. The results of our impairment tests did not indicate impairment.

During 2005 and 2004, we determined that certain tax accruals recorded during the acquisition of SpeedFam-IPEC in 2002 were no longer required, and we accordingly reversed $11.6 million and $11.0 million against goodwill, respectively. As a result of our acquisition of Peter Wolters AG on June 28, 2004, we recorded goodwill in the amount of $104.2 million, which is subject to foreign currency translation effects. The related foreign currency translation effects for the years ended December 31, 2005 and 2004 was a decrease of $13.8 million and an increase of $12.1 million to goodwill, respectively. Additionally, as a result of the finalization of the purchase price allocation, in 2005 and 2004 we recorded an increase to goodwill, respectively, of $1.9 million related to the valuation of acquired inventory and of $0.4 million related to a property tax accrual associated with the acquisition of Peter Wolters AG.

The goodwill associated with the Peter Wolters acquisition is attributable to the Industrial Applications Group operating segment, as are the translation-related changes to goodwill and the adjustment during 2005 and 2004 of $1.9 million related to inventory and $0.4 million related to a property tax accrual, respectively. All other goodwill, including any adjustments made to goodwill during 2005 and 2004, is attributable to the Semiconductor Group operating segment.

Intangible Assets

Our acquired intangible assets are as follows (in thousands):

December 31, 2005	Gross	Accumulated Amortization	Net
Patents	$ 4,201	$ (1,225)	$ 2,976
Developed technology	28,042	(11,422)	16,620
Trademark	6,065	(903)	5,162
Other intangible assets	161	(99)	62
Total	$38,469	$(13,649)	$24,820

December 31, 2004	Gross	Accumulated Amortization	Net
Patents	$ 4,197	$ (525)	$ 3,672
Developed technology	28,095	(6,928)	21,167
Trademark	6,809	(340)	6,469
Other intangible assets	138	(81)	57
Total	$39,239	$(7,874)	$31,365

The amortization expense for the identifiable intangible assets was approximately $6.0 million, $7.9 million and $3.6 million for the years ended December 31, 2005, 2004 and 2003, respectively. Our estimated amortization expense for the identifiable intangible assets for each of the next five fiscal years will be approximately $5.9 million for 2006, $6.0 million for 2007, $5.8 million for 2008, $3.1 million for 2009 and $1.7 million for 2010. As of December 31, 2005, we have no identifiable intangible assets with indefinite lives.

Note 7. Business Combination

Voumard Machine Co. SA

In November 2005, we acquired 90% of the outstanding stock of Voumard Machine Co. SA, a privately-held manufacturer of high-precision machine manufacturing tools based in Neuchâtel, Switzerland. The acquisition of Voumard further enhances the product offerings in our Industrial Applications Group. We funded the purchase price of the acquisition with existing cash resources. Under the terms of the purchase agreement, we retained approximately $0.6 million. This amount will be released to the former shareholders of Voumard on the first anniversary of the purchase agreement, to the extent we have not made claims against the escrow for pre-acquisition contingencies.

The acquisition of Voumard was accounted for as a business combination in accordance with SFAS No. 141, "Business Combinations." Tangible and intangible assets and liabilities were recorded at their estimated fair value. We will report changes related to the amounts described below in subsequent filings, as this information becomes available. We do not anticipate recording significant intangible assets as a result of this acquisition.

The purchase price was allocated to the fair value of assets acquired and liabilities assumed as follows (in thousands). We do not expect the final purchase price allocation to differ significantly from this preliminary allocation.

Cash consideration	$ 6,369
Estimated transaction costs	435
Total purchase price	$ 6,804
Assets acquired	$ 19,393
Liabilities assumed	(12,589)
Total net assets acquired	$ 6,804

Peter Wolters AG

On June 28, 2004, we acquired all of the outstanding stock of Peter Wolters AG, a privately-held manufacturer of high-precision machine manufacturing tools based in Rendsburg, Germany. The acquisition of Peter Wolters enables us to diversify our product offerings. We funded the purchase price of the acquisition, excluding transaction costs, with approximately $149.5 million of borrowings under a credit facility. For further discussion regarding the credit facility, see Note 9. Under the terms of the purchase agreement, we deposited ten percent of the purchase price into escrow.

The acquisition of Peter Wolters was accounted for as a business combination in accordance with SFAS No. 141, "Business Combinations." Tangible and intangible assets and liabilities were recorded at their estimated fair value.

The purchase price was allocated to the fair value of assets acquired and liabilities assumed as follows (in thousands):

Cash consideration	$149,512
Transaction costs	2,100
Total purchase price	$151,612
Cash and cash equivalents	$ 8,696
Accounts receivable	10,560
Inventory	25,216
Deferred tax asset	1,454
Prepaid expenses and other current assets	147
Property, plant and equipment	19,492
Goodwill	104,221
Developed technology	9,600
Customer backlog	2,400
Trademark/Tradename	6,100
Other assets	23
Accounts payable	(4,726)
Accrued payroll and related expenses	(7,399)
Accrued warranty	(1,761)
Other current liabilities	(6,634)
Deferred tax liability	(8,306)
Income tax payable	(102)
Long-term debt	(967)
Other long-term liabilities	(6,402)
Total net assets acquired	$151,612

Intangible Assets — As of the closing of our acquisition of Peter Wolters, $18.1 million of the total purchase price was allocated to intangible assets subject to amortization. Included in these intangible assets are developed and core technologies, customer backlog and trademark/trade name rights with weighted average lives of 6.0, 0.5, and 10.0 years, respectively. The weighted average life for all intangibles acquired in the acquisition was 6.6 years.

Goodwill — The potential value of the combined companies' products and technologies contributed to a purchase price that resulted in goodwill. Goodwill represents the excess of the purchase price of an acquired business over the fair value of the underlying net tangible and intangible assets. Goodwill is not deductible for tax purposes and is not subject to amortization, however, it is to be tested for impairment at least annually in accordance with SFAS No. 142. Approximately $104.2 million of the total purchase price was allocated to goodwill upon the closing of our acquisition of Peter Wolters. Subsequent to the acquisition date, we recorded an additional liability related to a property tax accrual of $0.4 million with a corresponding increase to goodwill.

Note 8. Restructuring and Other Charges

As of December 31, 2005, substantially all actions under our restructuring plans in each of the years 2001 through 2004 have been completed, except for payments of future rent obligations of $27.2 million which are to be paid in cash through 2017. All restructuring and other charges, except for $1.0 million of asset impairment, are related to the semiconductor segment.

The following table summarizes activity related to restructuring charges that we recorded in the three year period ended December 31, 2005 (in thousands):

	Facilities	Asset Impairment	Severance	Acquisition Expense	Total	Inventory Write-Down
Balance at December 31, 2002	$45,568	$ —	$ 251	$1,253	$ 47,072	$ —
Restructuring charges for 2003	4,088	7,943	3,807	—	15,838	43,952
SpeedFam-IPEC acquisition adjustment	11,032	—	—	—	11,032	—
Non-cash adjustment	(347)	(7,943)	—	—	(8,290)	(43,952)
Cash payments	(9,828)	—	(3,466)	(138)	(13,432)	—
Balance at December 31, 2003	50,513	—	592	1,115	52,220	—
Restructuring charges (benefits) for 2004	(923)	1,220	1,187	—	1,484	—
SpeedFam-IPEC acquisition adjustment	—	—	—	(799)	(799)	—
Non-cash adjustment	—	(1,057)	—	—	(1,057)	—
Cash payments	(7,909)	—	(1,619)	(118)	(9,646)	—
Balance at December 31, 2004	41,681	163	160	198	42,202	—
Restructuring charges (benefits) for 2005	(5,835)	14,172	838	—	9,175	5,250
Non-cash adjustment	—	(14,265)	—	—	(14,265)	(5,250)
Cash payments	(8,607)	(70)	(135)	—	(8,812)	—
Balance at December 31, 2005	$27,239	$ —	$ 863	$ 198	$ 28,300	$ —

In 2005, we incurred a net restructuring charge of $14.4 million to align our manufacturing operations with current business conditions. The restructuring charge is comprised of $5.3 million for the write-down of inventory, $14.2 million for asset write-offs and accelerated depreciation associated with certain leasehold improvements and $0.8 million for severance, partially offset by a $5.8 million reversal of a previously recorded restructuring accrual resulting from a change in estimated sublease income over the remaining lease term. The inventory charge is included in cost of sales and the other charges are included in restructuring and other charges in the consolidated statements of operations. We anticipate the total restructuring charge related to this plan to be approximately $33.6 million.

In 2004, we incurred a net restructuring charge of $1.5 million to align our research and development and manufacturing operations with current business conditions. The restructuring charge is comprised of $1.2 million for asset write-offs, $1.2 million for severance and a reversal of $0.9 million for facilities. These charges are included in restructuring and other charges in the consolidated statements of operations.

In the third quarter of 2003, we announced a restructuring plan to align our cost structure with business conditions at the time. The restructuring plan resulted in a pre-tax charge of $59.8 million in the third quarter, which is comprised of $44.0 million for the write-down of inventory, $7.9 million for asset write-offs (including fixed assets and purchased technology), $4.1 million for vacated facilities, and $3.8 million for severance. The inventory charge is included in cost of sales and the other charges are included in restructuring and other charges in the consolidated statements of operations.

Facilities

During the third and fourth quarter of 2005, we revised our estimate of future facilities-related expenses based primarily on changes in our sublease assumptions and recorded a reduction of $5.8 million in the related accrual.

During the third quarter of 2004, we entered into a sublease agreement for a building in the U.S. that was previously included in our estimate of future costs to be incurred under the 2001 restructuring plan. We revised our estimate of future facilities-related expenses based primarily on this sublease and recorded a reduction of $0.9 million in the related accrual.

The facilities restructuring charge in the third quarter of 2003 related primarily to abandoned corporate facilities from our January 2001 acquisition of GaSonics International Corporation. The charge consisted of $1.1 million of repair and restoration costs and $3.0 million related to the decrease in our estimate of future sublease income. In addition to the restructuring charge, we lowered our estimate of future sublease income on abandoned facilities from the SpeedFam-IPEC acquisition by $11.0 million. The SpeedFam-IPEC facilities adjustment resulted in an increase to goodwill due to a reallocation of our purchase price. For further discussion on the goodwill increase, see Note 6.

Asset Impairment

During the third and fourth quarters of 2005, we abandoned R&D assets in the U.S. and Europe and reassessed the useful lives of leasehold improvements in certain R&D-related facilities. As a result, we recorded charges related to asset impairments and accelerated depreciation of $13.2 million and $1.0 million in the U.S. and Europe, respectively. We do not expect to recover the carrying value of these assets through future cash flows.

In the fourth quarter of 2004, we abandoned R&D assets in the U.S. and recorded a charge of $1.2 million. We do not expect to recover the carrying value of these assets through future cash flows.

In the third quarter of 2003, we abandoned assets and wrote off purchased technology of $7.9 million. Of this amount, $2.4 million related primarily to previous generation lab equipment. These assets were abandoned because we did not expect to recover the carrying value through future cash flows. The balance of $5.5 million relates to technology previously purchased from a third party vendor for use in certain research and development projects. The purchased technology was written off because these research and development projects were cancelled and there was no estimated future economic benefit for the purchased technology.

Severance

In the third and fourth quarter of 2005, we reduced our workforce by approximately 2% in response to market conditions and recorded charges of $0.8 million, primarily for the cost of severance compensation. This workforce reduction affected approximately 60 people primarily within our manufacturing and research and development functions in the U.S. As of December 31, 2005, essentially no payments had been made relating to these charges.

In the fourth quarter of 2004, we reduced our workforce by approximately 3% in response to market conditions and recorded charges of $1.2 million, primarily for the cost of severance compensation. This workforce reduction affected approximately 80 people primarily within our manufacturing and research and development functions in the U.S. Substantially all of the payments relating to these charges had been made as of December 31, 2004.

In the third quarter of 2003, we reduced our workforce by approximately 7% in response to market conditions and recorded charges of $3.8 million, primarily for the cost of severance compensation. This workforce reduction affected approximately 200 people across all business functions, operating units and major geographic regions. Substantially all of the severance payments relating to these charges had been made as of December 31, 2003.

Acquisition Costs

In the third quarter of 2004, we determined that a tax accrual recorded in the original purchase price allocation as part of the acquisition of SpeedFam-IPEC in 2002 was no longer required and reversed $0.8 million against goodwill.

Inventory Write-downs

In the third quarter of 2005, our consolidation of operations and streamlining of certain product offerings resulted in a portion of our inventory becoming excess or obsolete and led to a $5.3 million write-down of inventory.

In the third quarter of 2003 a sustained shift in our customers' order patterns from 200mm to 300mm equipment resulted in reduced demand for our 200mm equipment. Furthermore, the levels of required spares inventory were reduced due to a streamlining of our worldwide spares distribution system. These changes resulted in a portion of our inventory becoming excess or obsolete and led to a $44.0 million write-down of inventory.

Note 9. Long-term Debt

In June 2004, we borrowed $153.1 million to fund the acquisition of Peter Wolters AG and for general corporate purposes. The credit arrangement allows for periodic borrowings in Euros, with an interest rate equal to the Eurocurrency Rate plus 0.2% (2.63% at December 31, 2005), and requires us to maintain certain financial covenants. We were in compliance with these covenants as of December 31, 2005. An outstanding balance of $123.0 million and $160.2 million was recorded as long-term debt at December 31, 2005 and 2004, respectively. This credit facility is secured by cash or marketable securities on deposit and is due and payable on or before June 28, 2009. Amounts to secure this borrowing are included within restricted cash and cash equivalents in the Consolidated Balance Sheets at December 31, 2005 and 2004.

One of our subsidiaries also maintained borrowings of $0.6 million and $0.9 million at December 31, 2005 and 2004, respectively. This facility is for general corporate purposes and bears interest of 4.82% at December 31, 2005. Amounts under this credit arrangement are due and payable in installments through June 30, 2009.

Another subsidiary maintained a borrowing of $1.2 million at December 31, 2005. This facility is for general corporate purposes and bears interest of 4.0% at December 31, 2005. Amounts under this credit arrangement are due and payable in installments through December 31, 2037.

At December 31, 2005 and 2004, respectively, we had an aggregate of $27.8 million and $10.7 million available for future borrowing under our long-term borrowing arrangements.

The following is a table summarizing our contractual obligations under long-term borrowing arrangements, which excludes amounts recorded on our balance sheet as current liabilities at December 31, 2005.

	Years Ending December 31,					
	2006	2007	2008	2009	2010	Thereafter
				(In thousands)		
Long-term debt obligations	$38	$38	$38	$123,674	$38	$1,032

Note 10. Other, net

The components of other, net within the consolidated statements of operations are as follows (in thousands):

	Years Ended December 31,		
	2005	2004	2003
Litigation proceeds	$ —	$ 8,000	$ —
Other income	810	2,160	1,168
Other expense	(578)	(761)	(345)
Foreign currency gain (loss), net	5,456	(1,040)	(920)
Total other, net	$5,688	$ 8,359	$ (97)

Note 11. Commitments and Guarantees

Standby Letters of Credit

We provide standby letters of credit to certain parties as required for certain transactions we initiate during the ordinary course of business. As of December 31, 2005, the maximum potential amount of future payments that we could be required to make under these letters of credit was approximately $3.6 million. We have not recorded any liability in connection with these arrangements beyond that required to appropriately account for the underlying transaction being guaranteed. We do not believe, based on historical experience and information currently available, that it is probable that any amounts will be required to be paid under these arrangements.

Guarantee Arrangements

We have guarantee arrangements on behalf of certain of our consolidated subsidiaries. These guarantee arrangements are for line-of-credit borrowings, overdrafts and operating leases. The available short-term credit facilities with various financial institutions total $47.9 million, of which $32.1 million was unutilized as of December 31, 2005. These credit facilities bear interest at various rates, expire on various dates through December 2006 and are used for general corporate purposes. As of December 31, 2005, our subsidiaries had $15.7 million outstanding under the short-term lines of credit at a weighted-average interest rate of less than 1%.

We also have long-term credit facilities with various institutions that total $152.7 million, of which $27.8 million was unutilized as of December 31, 2005. The long-term credit facilities were established to fund the acquisition of Peter Wolters AG and for general corporate purposes. These credit facilities bear interest at a weighted-average rate of 2.65% and expire through December 2037. As of December 31, 2005, we had $124.9 million in long-term debt outstanding.

In the event of default under these facilities by our subsidiaries, we would have a maximum exposure of $138.7 million as of December 31, 2005.

Certain of our subsidiaries have lease arrangements, which we guarantee. These leases will expire between 2006 and 2011. In the event that our subsidiaries do not make the required payments, we could be required to make payment on their behalf. The annual lease obligations under these arrangements are included in our consolidated minimum lease payments table below. As of December 31, 2005, we have not recorded any liability related to guarantees of subsidiary obligations. Based on historical experience and information currently available to us, we do not believe it is probable any amounts will be required to be paid under these guarantee arrangements.

Lease Commitments

We have non-cancelable operating leases for various facilities. Rent expense was approximately $11.8 million, $11.0 million and $13.1 million for the years ended December 31, 2005, 2004 and 2003, respectively, net of sublease income of $2.8 million, $3.7 million and $7.9 million, respectively. Certain of the operating leases contain provisions which permit us to renew the leases at the end of their respective lease terms.

The following is a table summarizing future minimum lease payments under all non-cancelable operating leases, with initial or remaining terms in excess of one year (in thousands).

	Years Ending December 31,						Sublease	Net
	2006	2007	2008	2009	2010	Thereafter	Income	Total
Non-cancelable operating leases	$9,080	$8,416	$7,817	$7,790	7,709	$32,242	$(15,130)	$57,924

Purchase Commitments

We have firm purchase commitments with various suppliers to ensure the availability of components. Our minimum obligation at December 31, 2005 under these arrangements was $50.6 million. All amounts under these arrangements are due in 2006. Actual expenditures will vary based upon the volume of the transactions and length of contractual service provided. In addition, the amounts paid under these arrangements may be less in the event that the arrangements are renegotiated or cancelled. Certain agreements provide for cancellation penalties. Our policy with respect to all purchase commitments is to record losses, if any, when they are probable and reasonably estimable. We have made adequate provision for potential exposure related to inventory on order that may go unused.

Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," or FIN 46. FIN 46 requires variable interest entities to be consolidated by the primary beneficiary of the entity. An entity is considered a variable interest entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. We adopted FIN 46 on June 29, 2003.

Pursuant to the guidelines of FIN 46, we concluded that the lessor in our synthetic leases was a variable interest entity and that we were the primary beneficiary of the variable interest entity. As such, we were required to consolidate the variable interest lessor beginning on June 29, 2003. Additionally, since each of the other lessees involved with this lessor had a variable interest in specified assets and liabilities of the variable interest lessor, we were only required to consolidate the specific assets, liabilities, and operating results associated with our synthetic leases. As a result of the early adoption of FIN 46, we recorded a non-cash charge of approximately $62.8 million, net of tax, in the third quarter of fiscal 2003 as a cumulative effect of a change in accounting principle in accordance with APB Opinion No. 20, "Accounting Changes." The gross charge represented approximately $95.8 million of pre-tax depreciation that would have been recorded had we consolidated these assets from inception of the leases. As a result of the adoption of FIN 46 and the exercise of our option to purchase the properties subject to the synthetic leases in September 2003, property and equipment increased on a net basis by approximately $360.6 million and notes receivable and other non-current assets decreased by $456.4 million. The purchase of these properties in September 2003 eliminated our interest in the variable interest entity.

The consolidation and subsequent purchase of the facilities previously accounted for as synthetic leases increased our depreciation expense by approximately $8.5 million per quarter and decreased both our rent expense and interest income by approximately $3.0 million per quarter from 2002 levels. The adoption of FIN 46 and the exercise of our purchase option had no impact on our liquidity.

Note 12. Litigation

Linear Technology Corporation

In March 2002, Linear Technology Corporation (Linear) filed a complaint against Novellus, among other parties, in the Superior Court of the State of California for the County of Santa Clara. The complaint seeks damages (including punitive damages) and injunctions for causes of actions involving alleged breach of contract, fraud, unfair competition, breach of warranty and declaratory relief. On September 3, 2004, Novellus filed a demurrer to all causes of action in the complaint, which the Court granted without leave to amend on October 5, 2004. On January 11, 2005, Linear filed a notice of appeal of the court's order and the appeal is now fully briefed. The Court of Appeal has not yet set a date for oral argument. Although we prevailed on these claims in the Superior Court, it is possible that the Court of Appeal will reverse the ruling of the Superior Court, in which case Novellus could face potential liability on these claims. We cannot predict how the Court of Appeal will rule on this issue or, if it does rule against Novellus, estimate a range of potential loss, if any. However, we currently believe that the ultimate disposition of these matters will not have a material adverse effect on our business, financial condition or results of operations.

Plasma Physics Corporation and Solar Physics Corporation Matter

On June 14, 2002, certain of Novellus' present and former customers — including Agilent Technologies, Inc., Micron Technology, Inc., Agere Systems, Inc., National Semiconductor Corporation, Koninklijke Philips Electronics N.V., Texas Instruments, Inc., ST Microelectronics, Inc., LSI Logic Corporation, International Business Machines Corporation, Conexant Systems, Inc., Motorola, Inc., Advanced Micro Devices, Inc. and Analog Devices Inc. (Analog Devices) — were sued for patent infringement by Plasma Physics Corporation (Plasma Physics) and Solar Physics Corporation (Solar Physics). Novellus was not sued by Plasma Physics, Solar Physics, or any other party for infringement of any Plasma Physics or Solar Physics patent. Certain defendants in the case, however, allege that Novellus has indemnification obligations and liability relating to these lawsuits. For example, Analog Devices has filed a complaint against Novellus in the United States District Court for the District of Massachusetts regarding these purported indemnity obligations and other duties and obligations allegedly owed by Novellus. This complaint has not yet been served. We believe that these matters will not have a material adverse impact on its business, financial condition, or results of operations. There can be no assurance, however, that we would prevail in any lawsuit filed in connection with the alleged indemnification obligations. If one or more parties were to prevail against us in such a suit and damages were awarded, the adverse impact on our business, financial condition, or results of operations could be material. However, due to the uncertainty surrounding the litigation process, we are unable to estimate a range of loss, if any, at this time.

Other Litigation

We are a defendant or plaintiff in various actions that have arisen in the normal course of business. We believe that the ultimate disposition of these matters will not have a material adverse effect on our business, financial condition or results of operations. However, due to the uncertainty surrounding the litigation process, we are unable to estimate a range of loss, if any, at this time.

Note 13. Income Taxes

Significant components of the provision (benefit) for income taxes attributable to income (loss) before income taxes and cumulative effect of a change in accounting principle are as follows (in thousands):

	Years Ended December 31,		
	2005	2004	2003
Federal			
Current	$ 6	$13,611	$ 7,270
Deferred	21,851	29,067	(30,046)
	21,857	42,678	(22,776)
State			
Current	442	1,036	405
Deferred	8,737	7,438	(5,230)
	9,179	8,474	(4,825)
Foreign			
Current	17,211	15,349	17,315
Deferred	(3,873)	—	—
	13,338	15,349	17,315
Income tax benefits attributable to employee stock plan activity allocated to shareholders' equity	4,132	—	—
Total provision (benefit) for income taxes	$48,506	$66,501	$(10,286)

Income (loss) before income taxes and cumulative effect of a change in accounting principle consisted of the following (in thousands):

	Years Ended December 31,		
	2005	2004	2003
Domestic	$126,099	$188,938	$(66,744)
Foreign	32,514	34,253	51,424
Total	$158,613	$223,191	$(15,320)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	December 31,	
	2005	2004
Deferred tax assets:		
Reserves and accruals	$ 79,986	$100,459
Capitalized in-process research and development	36,893	40,002
Deferred profit	33,632	33,948
Net operating loss carryforwards	43,923	46,387
Credits	50,662	57,567
Other	14,494	5,951
Total deferred tax assets	259,590	284,314
Valuation allowance	(67,999)	(80,281)
Deferred tax assets, net of valuation allowance	191,591	204,033
Deferred tax liabilities:		
Depreciation	(72,031)	(67,168)
Acquisition related items	(8,091)	(10,514)
Total net deferred tax assets	$111,469	$126,351

The net change in the valuation allowance was $(12.3) million, $3.8 million and $19.5 million during the years ended December 31, 2005, 2004 and 2003, respectively. The valuation allowance balance at December 31, 2005 includes $40.9 million related to the acquired deferred tax assets of SpeedFam-IPEC and Angstron, which will be credited to goodwill when realized, and $23.9 million related to stock option benefits that will be credited to equity when realized.

As of December 31, 2005, we had federal and state tax credit carryforwards of approximately $37.9 million and $28.3 million, respectively. The federal tax credit carryforwards expire if not utilized at various dates beginning in 2012. The state tax credit carries forward indefinitely.

As of December 31, 2005, our federal net operating losses for tax return purposes were $119.5 million. A valuation allowance has been provided to the extent that we believe that the losses may not be utilized in future periods due to the limitations of Internal Revenue Code Section 382. If not utilized, these carryforwards will start to expire in 2019.

The provision (benefit) for income taxes differs from the provision calculated by applying the federal statutory tax rate to income (loss) before income taxes and cumulative effect of a change in accounting principle because of the following (in thousands):

	Years Ended December 31,		
	2005	2004	2003
Expected provision at 35%	$55,515	$78,117	$ (5,362)
State tax, net of federal benefit	5,966	5,508	(3,136)
Tax-exempt interest	(5,885)	(2,459)	(420)
Research and development credits	(1,913)	(1,309)	(2,000)
Export sales incentive	(2,971)	(9,781)	—
Valuation allowance increase (decrease)	—	(8,827)	322
Write-off of acquired IPR&D	—	2,143	—
Other	(2,206)	3,109	310
Total provision (benefit) for income taxes	$48,506	$66,501	$(10,286)

Our federal income tax returns for fiscal years 2002 and 2003 are under examination by the Internal Revenue Service, which has proposed certain adjustments. Our settlement agreement with respect to tax years through 2002 remains pending with the Congressional Joint Committee on Taxation. In addition, certain of our foreign subsidiaries are subject to examination by the foreign taxing authorities. The timing of the settlement of these examinations is uncertain. We believe that adequate accruals have been provided for any potential adjustments that may result from these examinations.

Note 14. Shareholders' Equity

Other Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income, net of related taxes are as follows (in thousands):

	December 31,	
	2005	2004
Foreign currency translation adjustments, net of tax of $(2,495) and $4,194, respectively	$ (647)	$6,232
Unrealized loss on marketable securities	(1,890)	(987)
Accumulated other comprehensive (loss) income	$(2,537)	$5,245

Common Stock Repurchase Program

On September 19, 2001, our Board of Directors authorized a stock repurchase program of up to $500 million over the next two years. As of September 19, 2003, the end of the repurchase program, 3.2 million shares, or $79.5 million of common stock, had been repurchased.

On February 24, 2004, we announced that our Board of Directors had approved a stock repurchase plan that authorized the repurchase of up to $500.0 million of our outstanding common stock through February 13, 2007. On September 20, 2004 we announced that our Board of Directors had authorized an additional $1.0 billion for repurchase of our outstanding common stock through September 14, 2009. For the year ended December 31, 2005, 9.9 million shares were repurchased under this plan at a weighted average purchase price of $22.84.

Note 15. Employee Benefit Plans

Employee Stock Option Plans

We grant options to employees under several stock option plans. Under the 1992 Stock Option Plan, which expired in 2002, options to purchase up to 33,300,000 shares of Novellus' common stock were made available for grant at not less than fair market value. In May 2001, our shareholders approved the 2001 Stock Incentive Plan, the terms of which reserve 6,360,000 shares of common stock for future issuance. In December 2001, the Board of Directors approved the reservation of 6,000,000 shares of common stock for future issuance under the 2001 Non-Qualified Option Plan. In 2002, an additional 4,500,000 shares of common stock were reserved for future issuance under the 2001 Non-Qualified Option Plan. In 2005, an additional 4,500,000 shares of common stock were reserved for future issuance under the 2001 Non-Qualified Option Plan. Options generally vest ratably over a four-year period on the anniversary of the date of grant or as determined by the Board of Directors, and expire ten years after the date of grant.

Pursuant to the terms of the SpeedFam-IPEC acquisition agreement, we assumed SpeedFam-IPEC's 1991 Employee Incentive Stock Option Plan, 1992 Stock Option Plan, 1995 Stock Plan, 2001 Non-statutory Stock Option Plan and Stand-Alone Non-statutory Stock Option Agreement. These plans accounted for approximately 1,675,000 shares of common stock, of which 530,000 had not been granted as of the acquisition date of December 6, 2002. These shares have been included in the stock option and restricted stock activity table presented below.

During 2004, the Company granted options to purchase 250,000 shares of our common stock, and made restricted stock grants of 50,000 shares under a new employee inducement grant. The shares subject to the stock option grant vest over a four-year period. The restricted stock grant vests over a five-year period. New employee inducement grants represent incremental amounts available for grant and are not subject to shareholder approval. These shares have been included in the stock option and restricted stock activity table presented below.

Information with respect to stock option and restricted stock activity is as follows (share data in thousands):

		Options Outstanding		Restricted Stock	
	Shares Available for Grant	Number of Shares	Weighted-Average Exercise Price	Number of Shares	Weighted-Average FMV at Grant
Balances at December 31, 2002	8,854	26,056	$31.16	227	$29.02
Granted	(3,966)	3,841	$38.94	125	$38.65
Exercised	—	(3,015)	$18.70	—	—
Canceled	1,148	(1,584)	$45.82	(4)	$29.24
Vested restricted stock	—	—	—	(99)	$25.56
Balances at December 31, 2003	6,036	25,298	$32.80	249	$35.22
New plan	300	—	—	—	—
Granted	(5,850)	5,339	$29.02	511	$30.69
Exercised	—	(1,292)	$20.13	—	—
Canceled	1,726	(2,640)	$36.06	(62)	$36.39
Vested restricted stock	—	—	—	(10)	$36.50
Balances at December 31, 2004	2,212	26,705	$32.40	688	$31.73
Additional shares authorized	4,500	—	—	—	—
Granted	(3,566)	2,911	$24.99	655	$24.21
Exercised	—	(1,327)	$16.21	—	—
Canceled	2,679	(4,152)	$35.96	(117)	$32.04
Vested restricted stock	—	—	—	(29)	$24.90
Balances at December 31, 2005	5,825	24,137	$31.79	1,197	$27.57

During the years ended December 31, 2005, 2004 and 2003, respectively, options covering approximately 1,590,000 shares, 976,000 shares and 440,000 shares were cancelled due to employee terminations and were not eligible to be returned to the plan for future issuance.

Stock options outstanding as of December 31, 2005 are summarized below (share data in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options Outstanding at December 31, 2005	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Options Exercisable at December 31, 2005	Weighted-Average Exercise Price
$ 5.89 to $ 24.76	3,644,232	7.08	$20.76	1,413,837	$15.17
$25.08 to $ 27.02	2,648,898	4.88	$25.68	2,206,075	$25.64
$27.04 to $ 27.91	2,619,888	8.83	$27.53	698,865	$27.56
$28.00 to $ 29.03	556,971	7.96	$28.59	222,619	$28.24
$29.17 to $ 29.24	2,724,650	6.95	$29.24	2,031,776	$29.24
$29.37 to $ 31.24	3,197,659	6.18	$30.44	3,021,452	$30.48
$31.72 to $ 38.50	1,095,470	6.78	$33.17	1,095,470	$33.17
$38.70 to $ 38.70	3,573,515	5.97	$38.70	3,573,515	$38.70
$38.87 to $ 41.74	2,422,079	7.74	$40.74	2,422,079	$40.74
$41.82 to $200.43	1,653,527	5.11	$51.55	1,653,527	$51.55
$ 5.89 to $200.43	24,136,889	6.67	$31.79	18,339,215	$33.46

In November 2005, we accelerated the vesting on approximately 3.8 million under-water options that were priced at $30.00 or above. Each of the Company's executive officers at the time the acceleration became effective and whose options were accelerated entered into a Resale Restriction Agreement which imposes restrictions on the sale of any shares received through the exercise of accelerated options until the earlier of (i) the original vesting dates set forth in the option or (ii) the executive officer's termination of employment. The range of option exercise prices for options outstanding at December 31, 2005 is wide, primarily due to the impact of assumed options of acquired companies that had experienced significant price fluctuations.

Restricted Stock and Deferred Compensation

We award restricted stock to our employees from our 1992 Stock Option Plan and our 2001 Stock Incentive Plan, collectively referred to as the Plans. We awarded a total of approximately 655,000 shares of common stock under the Plans during the year ended December 31, 2005. Our restricted stock normally vests ratably or on a cliff basis over four or five years and is subject to forfeiture if employment terminates prior to vesting. Certain restricted stock grants contain Company-specific revenue performance targets. Approximately 1,197,000 shares of restricted common stock remain subject to vesting requirements as of December 31, 2005. Deferred compensation is recorded based on the market value of the restricted shares at grant and is presented as a reduction of shareholders' equity in our consolidated balance sheets. Deferred compensation is amortized as compensation expense over the vesting period, using the graded-vesting method. Approximately $5.5 million, $3.9 million, and $1.9 million was recorded as amortization expense related to restricted stock issuances for the years ended December 31, 2005, 2004 and 2003, respectively.

In connection with the acquisition of SpeedFam-IPEC on December 6, 2002, we recorded deferred compensation of $3.1 million for the intrinsic value of unvested stock options we assumed. Approximately 328,000 shares of unvested stock options were assumed at the acquisition date. These stock options had exercise prices ranging from $11.22 to $324.53 per share, a weighted-average exercise price of $42.85, and a weighted-average contractual life of five years. The deferred compensation is presented as a reduction of shareholders' equity in our consolidated balance sheets and is being amortized as compensation expense over the remaining vesting period, using the graded-vesting method. For the years ended December 31, 2005 and 2004, approximately $0.1 million and $0.2 million, respectively, was recorded as amortization expense related to these stock options.

Employee Stock Purchase Plans

In December 1988 and May 1992, we adopted qualified Employee Stock Purchase Plans, referred to herein as the Purchase Plans, under Sections 421 and 423 of the Internal Revenue Code. Under the Purchase Plans, qualified employees are entitled to purchase shares at 85% of the fair market value on specified dates. There were approximately 458,000, 364,000 and 557,000 shares issued under the Purchase Plans in 2005, 2004 and 2003, respectively. As of December 31, 2005, approximately 884,000 shares were reserved for future issuance under the Purchase Plans.

Employee Savings and Retirement Plan

We maintain a 401(k) retirement savings plan for our full-time employees. Participants in the 401(k) plan may contribute up to 100% of their eligible pre-tax compensation, limited by the maximum dollar amount allowed by the Internal Revenue Code. We contribute a percentage of each participating employee's salary deferral contributions up to a maximum of $4,000, or 6% of an employee's annual compensation. Our matching contributions are invested in Novellus common stock and become fully vested at the end of the employee's third year of service. We recorded $3.6 million, $4.0 million and $3.5 million of expense in connection with matching contributions under the 401(k) plan for the years ended December 31, 2005, 2004 and 2003, respectively.

Deferred Compensation Plan

Under the Deferred Compensation Plan, certain employees may elect to defer a portion of their earnings. Amounts payable under the Deferred Compensation Plan totaled $7.7 million and $6.0 million at December 31, 2005 and 2004, respectively.

Profit Sharing Plans

Profit sharing is awarded to employees based upon the Company's performance against certain financial and operating goals. Distributions to employees are made annually based upon a percentage of base salary, provided that a threshold level of financial and performance goals are met. Charges to expense under the profit sharing plans were $18.7 million, $33.5 million and $1.9 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Defined Benefit Pension Plan

In connection with our acquisition of Peter Wolters AG, we assumed the obligation of its defined benefit pension plan covering substantially all eligible Peter Wolters employees. Benefits under the plan are based on years of service and compensation levels. The terms of the plan and local statutory requirements do not require the plan to be funded. The accumulated benefit obligation is approximately equal to the projected benefit obligation at December 31, 2005. We maintain a liability for the unfunded obligation under the pension plan. The changes in the obligation consisted of interest cost, service cost, benefit payments and currency translation adjustments, which were not significant. At each year ended December 31, 2005 and 2004, the projected benefit obligation was $7.0 million. Our estimated benefit payments for each of the next ten fiscal years will be approximately $0.5 million per year in 2006 through 2010, and an aggregate of $2.3 million for years 2011 through 2015.

At December 31, 2005, the weighted-average actuarial assumptions used to determine the projected benefit obligation, the accumulated benefit obligation and net period benefit costs, as applicable, are as follows:

Discount rate	4.0%
Salary increase rate	2.0%

Note 16. Operating Segments

We operate primarily in one segment, the manufacturing, marketing and servicing of semiconductor equipment for thin film deposition, surface preparation and chemical mechanical planarization. This operating segment is referred to as the Semiconductor Group. In accordance with SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," our chief operating decision-maker is the Chairman and Chief Executive Officer. All semiconductor-related operating units qualify for aggregation under SFAS No. 131, due to their customer base and similarities in economic characteristics, nature of products and services, and process for procurement, manufacturing and distribution processes. In the third quarter of 2004, we acquired Peter Wolters AG. Due to the diversity of Peter Wolters' existing product lines and customer base from the Semiconductor Group, we have determined that the qualitative thresholds required for aggregation under SFAS No. 131 have not been met. As a result, we included a new segment in our disclosures beginning in the year ended December 31, 2004. This segment is referred to as the Industrial Applications Group. This segment had no reportable activity prior to the acquisition of Peter Wolters. Since we primarily operated in one segment, with one group of similar products and services prior to 2004, all financial segment and product line information required by SFAS No. 131 prior to 2004 can be found in the Consolidated Financial Statements.

Our Semiconductor Group develops, manufactures, sells and supports equipment used in the fabrication of integrated circuits, commonly called microchips, or chips. Our Industrial Applications Group is a supplier of lapping, grinding, polishing and deburring products for fine-surface optimization.

	Semiconductor Group	Industrial Applications Group	Consolidated
2005			
Sales to unaffiliated customers	$1,236,515	$103,956	$1,340,471
Total net sales	$1,236,515	$103,956	$1,340,471
Operating income	$ 122,231	$ 13,466	$ 135,697
Long-lived assets	$ 406,786	$ 16,963	$ 423,749
All other identifiable assets	1,689,160	177,340	1,866,500
Total assets	$2,095,946	$194,303	$2,290,249

	Semiconductor Group	Industrial Applications Group	Consolidated
2004			
Sales to unaffiliated customers	$1,299,918	$ 57,370	$1,357,288
Total net sales	$1,299,918	$ 57,370	$1,357,288
Operating income	$ 204,569	$ 818	$ 205,387
Long-lived assets	$ 456,023	$ 20,469	$ 476,492
All other identifiable assets	1,721,646	203,694	1,925,340
Total assets	$2,177,669	$224,163	$2,401,832

For the year ended December 31, 2005, two customers accounted for 20% and 13% of our net system sales, respectively. For the year ended December 31, 2004, three customers each accounted for 12%, 12% and 11% of our net system sales, respectively. For the year ended December 31, 2003, two customers accounted for 27% and 12% of our system sales, respectively. All such customer concentration is contained exclusively within the Semiconductor Group.

For geographical reporting, revenues are attributed to the geographic area in which our subsidiaries are located. Long-lived property, plant and equipment, goodwill and other intangible assets are attributed to the geographic area in which the assets are located.

The following is a summary of operations by geographic area (in thousands):

	North America	Europe	Asia	Elimination	Consolidated
2005					
Sales to unaffiliated customers	$ 986,409	$ 92,307	$261,755	$ —	$1,340,471
Transfers between geographic locations	157,659	27,035	42,814	(227,508)	—
Total net sales	$1,144,068	$119,342	$304,569	$(227,508)	$1,340,471
Operating income	$ 99,961	$ 16,148	$ 19,588	$ —	$ 135,697
Long-lived assets	$ 406,570	$ 14,542	$ 2,637	$ —	$ 423,749
All other identifiable assets	1,481,647	170,640	214,213		1,866,500
Total assets	$1,888,217	$185,182	$216,850	$ —	$2,290,249

	North America	Europe	Asia	Elimination	Consolidated
2004					
Sales to unaffiliated customers	$1,051,553	$ 47,661	$258,074	$ —	$1,357,288
Transfers between geographic locations	134,013	24,369	36,966	(195,348)	—
Total net sales	$1,185,566	$ 72,030	$295,040	$(195,348)	$1,357,288
Operating income	$ 164,106	$ 4,060	$ 37,221	$ —	$ 205,387
Long-lived assets	$ 455,218	$ 18,794	$ 2,480	$ —	$ 476,492
All other identifiable assets	1,561,672	195,957	167,711	—	1,925,340
Total assets	$2,016,890	$214,751	$170,191	$ —	$2,401,832

	North America	Europe	Asia	Elimination	Consolidated
2003					
Sales to unaffiliated customers	$ 729,998	$24,965	$170,107	$ —	$ 925,070
Transfers between geographic locations	42,217	17,828	39,312	(99,357)	—
Total net sales	$ 772,215	$42,793	$209,419	$(99,357)	$ 925,070
Operating income (loss)	$ (81,960)	$ 3,608	$ 46,766	$ —	$ (31,586)
Long-lived assets	$ 503,952	$ 915	$ 1,700	$ —	$ 506,567
All other identifiable assets	1,690,927	24,081	117,325	—	1,832,333
Total assets	$2,194,879	$24,996	$119,025	$ —	$2,338,900

Revenue for each geographic area is recognized from the locations within a designated geographic region in accordance with SAB 104, which superseded the earlier related guidance in SAB 101. Transfers and commission arrangements between geographic areas are at prices sufficient to recover a reasonable profit.

Note 17. Related Party Transactions

In March 2002, we began leasing an aircraft from NVLS I, LLC, a third-party entity wholly owned by Richard S. Hill, our Chairman and Chief Executive Officer. Under the aircraft lease agreement, we incurred lease expense of $0.6 million, $0.9 million and $0.8 million for the years ended December 31, 2005, 2004 and 2003, respectively.

Mr. Hill is a member of the Board of Directors of the University of Illinois Foundation. Novellus regularly provides research funding to certain groups, including the University of Illinois. Novellus provided research grants to the University of Illinois and certain of its professors in the amount of $0.1 million in each of the years ended December 31, 2005, 2004 and 2003. During the years ended December 31, 2005, 2004 and 2003, Mr. Hill was a member of the Board of Directors of LTX Corporation. We recorded sublease income from LTX Corporation of approximately $1.4 million for each of the years ended December 31, 2005, 2004 and 2003, respectively.

During each of the years ended December 31, 2005, 2004 and 2003, Novellus employed, in non-executive positions, three immediate family members of our executive officers. The aggregate compensation amounts recognized for these immediate family members during the years ended December 31, 2005, 2004 and 2003 were $0.4 million, $0.5 million and $0.5 million, respectively.

From time to time we have made secured and unsecured relocation loans to our executive officers, vice presidents and other key personnel. As of December 31, 2005, we had no outstanding loans to our "executive officers," as defined by the Securities and Exchange Commission. However, we have outstanding loans to certain non-executive vice presidents and other key personnel. As of December 31, 2005 and 2004, the total outstanding balance of loans to non-executive vice presidents and other key personnel was approximately $1.5 million and $5.0 million, respectively. Of the amount outstanding at December 31, 2005, $1.4 million was secured by collateral. Excluding relocation loans, all other loans bear interest. We have not realized material bad debts related to the loans to our personnel.

Note 18. Quarterly Financial Data (Unaudited)

	Quarter Ended			
	April 2, 2005	July 2, 2005	October 1, 2005	December 31, 2005
	(In thousands, except per share data)			
Net sales	$339,740	$329,585	$338,878	$332,268
Gross profit	$153,869	$157,562	$147,194	$140,501
Net income	$ 30,471	$ 33,231	$ 23,415	$ 22,990
Basic and diluted net income per share	$ 0.22	$ 0.24	$ 0.17	$ 0.17
Shares used in basic per share calculations	139,890	138,068	137,848	133,980
Shares used in diluted per share calculations	141,099	138,944	138,895	134,752

	Quarter Ended			
	March 27, 2004	June 26, 2004	September 25, 2004	December 31, 2004
	(In thousands, except per share data)			
Net sales	$262,862	$338,219	$415,935	$340,272
Gross profit	$124,605	$169,680	$201,111	$169,734
Net income	$ 16,681	$ 37,811	$ 64,662	$ 37,536
Basic and diluted net income per share	$ 0.11	$ 0.25	$ 0.45	$ 0.27
Shares used in basic per share calculations	152,911	149,112	142,333	139,466
Shares used in diluted per share calculations	156,100	151,386	143,574	140,687

(1) The second quarter 2005 results include a pre-tax reduction of $6.1 million to allowance for doubtful accounts.

(2) The third quarter 2005 results include a net $8.6 million pre-tax charge primarily related to the decision to consolidate operations and streamline certain product offerings. Included in this charge is a pre-tax inventory write-down of $5.2 million within cost of goods sold. The other pre-tax costs associated with the restructuring were $6.3 million, which were partially offset by a pre-tax reversal of $3.0 million of a previously recorded restructuring accrual.

(3) The fourth quarter 2005 results include a net pre-tax restructuring and other charges of $5.9 million. These charges include a pre-tax restructuring of $8.8 million related to the relocation of certain operations activities from Chandler, Arizona to San Jose, California, which was partially offset by a $2.9 million pre-tax reversal of a previously recorded restructuring accrual resulting from a change in estimated sublease income over the remaining lease term.

(4) The first quarter 2004 results include a charge of $2.5 million related to the settlement of an overtime class action lawsuit by field service engineers and a pre-tax benefit to cost of sales of approximately $0.9 million for the sale of inventory previously reserved.

(5) The second quarter 2004 results include a charge totaling $6.1 million for acquired in-process research and development in connection with the acquisition of Angstron Systems, Inc. and a pre-tax benefit to cost of sales of approximately $3.6 million for the sale of inventory previously reserved.

(6) The third quarter 2004 results included a cash receipt of $8.0 million, and the reversal of $8.1 million in previously accrued royalty payments, as a result of the settlement of litigation with Applied Materials, Inc. The third quarter 2004 results also included a pre-tax charge of $2.9 million related to the settlement of litigation with Semitool, Inc., the reversal of a previously recorded restructuring accrual of $0.9 million and a pre-tax benefit to cost of sales of approximately $2.8 million for the sale of inventory previously reserved.

(7) The fourth quarter results include restructuring and other charges of $2.4 million and the pre-tax benefit to cost of sales of approximately $1.7 million for the sale of inventory previously reserved.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

The Board of Directors and Shareholders of Novellus Systems, Inc.

We have audited the accompanying consolidated balance sheets of Novellus Systems, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Novellus Systems, Inc. at December 31, 2005 and 2004 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 11 to the consolidated financial statements, in 2003 Novellus changed its method of accounting for synthetic leases in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51."

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Novellus Systems, Inc.'s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 13, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Jose, California
March 13, 2006

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

Item 9A. ***Controls and Procedures***

Attached as exhibits to this Annual Report on Form 10-K are certifications of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), which are required pursuant to Rule 13a-14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). This "Controls and Procedures" section of this Annual Report on Form 10-K includes information concerning the controls and controls evaluation referenced in the certifications. The report of Ernst & Young LLP, our independent registered public accounting firm, is also included below. This report addresses Ernst & Young LLP's audit of our internal control over financial reporting and of management's assessment of internal control over financial reporting set forth below. This section of the Annual Report on Form 10-K should be read in conjunction with the certifications and the report of Ernst & Young LLP for a more complete understanding of the matters presented.

Evaluation of Disclosure Controls and Procedures

We evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K. This controls evaluation was performed under the supervision and with the participation of management, including our CEO and CFO. Disclosure controls are procedures that are designed to ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this Annual Report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission, or the SEC. Disclosure controls are also designed to ensure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of disclosure controls includes an evaluation of some components of our internal control over financial reporting. We also perform a separate annual evaluation of internal control over financial reporting for the purpose of providing the management report below.

The evaluation of our disclosure controls included a review of their objectives and design, the Company's implementation of the controls and the effect of the controls on the information generated for use in this Annual Report on Form 10-K. In the course of the controls evaluation, we reviewed identified data errors or control problems and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the disclosure controls can be reported in our periodic reports on Form 10-Q and Form 10-K. Many of the components of our disclosure controls are also evaluated on an ongoing basis by both our internal audit and finance organizations. The overall goals of these various evaluation activities are to monitor our disclosure controls and to modify them as necessary. We intend to maintain the disclosure controls as dynamic systems that we adjust as circumstances merit.

Based on the controls evaluation, our CEO and CFO have concluded that, subject to the limitations noted in this Part II, Item 9A, as of the end of the period covered by this Form 10-K, our disclosure controls were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports was recorded, processed, summarized and reported within the time periods specified by the SEC, and that material information relating to the Company was made known to management, including the CEO and the CFO, particularly during the time when our periodic reports were being prepared.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2005 based on the guidelines established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2005 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report included below.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

The Board of Directors and Shareholders of Novellus Systems, Inc.

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Novellus Systems, Inc. (the Company) maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Novellus Systems, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Novellus Systems, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Novellus Systems, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2005 of Novellus Systems, Inc. and our report dated March 13, 2006 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Jose, California
March 13, 2006

Limitations on Effectiveness of Controls

The company's management, including the CEO and CFO, do not expect that our disclosure controls or our internal controls for financial reporting will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Item 9B. *Other Information*

Not applicable.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information required by this item is included under (i) "Proposal No. 1: Election of Directors" as it relates to members of our Board of Directors and our code of ethics, (ii) "Other Information — Executive Officers" as it relates to our executive officers, and (iii) "Compliance with Section 16(a) of the Exchange Act" as it relates to disclosure pursuant to Item 405 of Regulation S-K, in our Proxy Statement, to be filed in connection with our 2006 Annual Meeting of Shareholders, and is incorporated herein by reference.

Item 11. *Executive Compensation*

The information required by this item is included under "Other Information — Executive Compensation" in our Proxy Statement, to be filed in connection with our 2006 Annual Meeting of Shareholders, and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item is included under (i) "Other Information — Security Ownership of Certain Beneficial Owners and Management" as it relates to security ownership of certain beneficial owners and management, and (ii) "Other Information — Equity Compensation Plan Information" as it relates to our equity compensation plans, in our Proxy Statement, to be filed in connection with our 2006 Annual Meeting of Shareholders, and is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions*

The information required by this item is included under "Other Information — Certain Transactions" in our Proxy Statement, to be filed in connection with our 2006 Annual Meeting of Shareholders, and is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

The information required by this item is included under "Audit and Non-Audit Fees" in our Proxy Statement, to be filed in connection with our 2006 Annual Meeting of Shareholders, and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a) The following documents are filed as part of this report:

(1) Financial Statements and Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Operations — Years Ended December 31, 2005, 2004, and 2003. Consolidated Balance Sheets at December 31, 2005 and 2004. Consolidated Statements of Cash Flows — Years Ended December 31, 2005, 2004, and 2003. Consolidated Statement of Shareholders' Equity — Years Ended December 31, 2005, 2004 and 2003. Notes to Consolidated Financial Statements. Reports of Independent Registered Public Accounting Firm.

(2) Financial Statement Schedules

The following financial statement schedule is filed as part of this Report on Form 10-K and should be read in conjunction with the financial statements:

Schedule II — Valuation and Qualifying Accounts.

All other schedules are omitted because they are not required or the required information is included in the financial statements or notes thereto.

(3) Exhibits (numbered in accordance with Item 601 of Regulation S-K)

3.1(1)	Amended and Restated Articles of Incorporation of Novellus.
3.2(2)	Amended and Restated Bylaws of Novellus.
10.1(3)	Assignment and Assumption of Lessee's Interest in Lease (Units 8 and 9, Palo Alto) and Covenants, Conditions and Restrictions on Leasehold Interests (Units 1-12, Palo Alto) by and between Varian Associates, Inc. and Novellus dated May 7, 1997.
10.2(4)	Environmental Agreement by and between Varian Associates, Inc. and Novellus dated May 7, 1997.
*10.3(5)	Novellus' 1992 Stock Option Plan, together with forms of agreements thereunder.
*10.4(6)	Form of Restated Stock Purchase Agreement between Novellus and Jeff Benzing, Wilbert van den Hoek and certain other employees of Novellus dated December 16, 1999.
*10.5(7)	Novellus' 1992 Employee Stock Purchase Plan, as amended through April 29, 2005.
*10.6(8)	Form of Directors and Officers Indemnification Agreement.
*10.7(9)	GaSonics International Corporation Amended and Restated 1994 Stock Option/Stock Issuance Plan, together with forms of agreements thereunder, as assumed by Novellus.
*10.8(10)	Gamma Precision Technology, Inc. 1998 Stock Option Plan, together with forms of agreements thereunder, as assumed by Novellus.
*10.9(11)	GaSonics International Corporation Supplemental Stock Option Plan, as assumed by Novellus.
10.10(12)	Form of Light Industrial Lease between Teachers Insurance and Annuity Association of America and GaSonics, Inc. for office space at 2730 Junction Avenue, San Jose, California.
*10.11(13)	Novellus 2001 Stock Incentive Plan amended and restated March 11, 2005, together with forms of agreement thereunder.
*10.12(14)	SpeedFam-IPEC, Inc. Amended and Restated 1995 Stock Plan, as assumed by Novellus.
*10.13(15)	SpeedFam-IPEC, Inc. 2001 Nonstatutory Stock Option Plan, together with forms of agreements thereunder, as assumed by Novellus.
*10.14(16)	Integrated Process Equipment Corporation 1992 Stock Option Plan, as assumed by Novellus.
*10.15(17)	SpeedFam International, Inc. Amended and Restated 1991 Employee Incentive Stock Option Plan, as assumed by Novellus.
*10.16(18)	SpeedFam-IPEC, Inc. Stand-Alone Stock Option Agreement dated June 14, 2001 between SpeedFam-IPEC, Inc. and Peter Simone, as assumed by Novellus.

10.17(19)	Lease Agreement between Seldin Properties and Integrated Process Equipment Corp. dated December 26, 1996.
10.18(20)	Purchase and Sale Agreement between Glen Una Management Company, Inc. and SpeedFam-IPEC, Inc. dated May 31, 2002.
10.19(21)	Lease Agreement between Phoenix Industrial Investment Partners, L.P. and SpeedFam-IPEC, Inc. dated June 21, 2002.
10.20(22)	First Amendment to Lease Agreement between Phoenix Industrial Investment Partners, L.P. and SpeedFam-IPEC, Inc. dated January 21, 2003.
10.21(23)	Lease Guaranty between Novellus and Phoenix Industrial Investment Partners, L.P. dated January 21, 2002.
*10.22(24)	Letter Agreement between Novellus and Sasson Somekh dated January 23, 2004.
*10.23(25)	Letter Agreement between Novellus and Thomas St. Dennis dated June 27, 2003.
*10.24(26)	Restricted Stock Purchase Agreement between Novellus and Richard S. Hill dated December 13, 2002.
*10.25(27)	Stand-Alone Stock Option Agreement between Novellus and Sasson Somekh dated January 23, 2004.
*10.26(28)	Stand-Alone Restricted Stock Award between Novellus and Sasson Somekh dated January 23, 2004.
10.27(29)	Credit Agreement between Johanna 34 Vermogensverwaltungs GmbH, Novellus Systems BV, Novellus Systems, Inc. and JPMorgan Chase Bank, as Administrative Agent dated June 25, 2004.
10.28(30)	Guarantee and Collateral Agreement made by Novellus Systems, Inc. in favor of JPMorgan Chase Bank, as Administrative Agent dated June 25, 2004.
10.29(31)	Binding Memorandum of Understanding between Novellus, and Applied Materials, Inc., effective as of September 3, 2004. Portions of this exhibit have been omitted pursuant to a request for confidential treatment.
*10.30(32)	Amended and Restated Employment Agreement between Novellus and Richard S. Hill effective as of March 11, 2005.
10.31 (33)	Form of Non-Employee Director Restricted Stock Bonus Agreement, as amended through April 29, 2005.
10.31 (34)	Form of Resale Restriction Agreement
21.1	Subsidiaries of Novellus.
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney (see page 84).
31.1	Certification of Richard S. Hill, Chairman of the Board of Directors and Chief Executive Officer of Novellus Systems, Inc. dated March 15, 2006 in accordance with Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of William H. Kurtz, Executive Vice President and Chief Financial Officer of Novellus Systems, Inc. dated March 15, 2006 in accordance with Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act, as amended, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Richard S. Hill, Chairman of the Board of Directors and Chief Executive Officer of Novellus Systems, Inc. dated March 15, 2006 in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of William H. Kurtz, Executive Vice President and Chief Financial Officer of Novellus Systems, Inc. dated March 15, 2006 in accordance with 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

(1) Incorporated by reference to the exhibit with the corresponding exhibit number in Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2000.

(2) Incorporated by reference to Exhibit 3.2 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2004.

(3) Incorporated by reference to Exhibit 2.3 to Novellus' Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 1997.

(4) Incorporated by reference to Exhibit 2.6 to Novellus' Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 1997.

(5) Incorporated by reference to Exhibit 10.30 filed with Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 1993.

(6) Incorporated by reference to Exhibit 10.21 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2000.

(7) Incorporated by reference to Exhibit 10.2 filed with Novellus' Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2005.

(8) Incorporated by reference to Exhibit 10.1 filed with Novellus' Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2002.

(9) Incorporated by reference to Exhibit 10.31 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2001.

(10) Incorporated by reference to Exhibit 10.32 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2001.

(11) Incorporated by reference to Exhibit 10.33 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2001.

(12) Incorporated by reference to Exhibit 10.34 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 23, 2001.

(13) Incorporated by reference to Exhibit 10.1 to Novellus' Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2005.

(14) Incorporated by reference to Exhibit 10.30 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2003.

(15) Incorporated by reference to Exhibit 10.31 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2003.

(16) Incorporated by reference to Exhibit 10.32 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2003.

(17) Incorporated by reference to Exhibit 10.33 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2003.

(18) Incorporated by reference to Exhibit 10.34 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2003.

(19) Incorporated by reference to Exhibit 10.35 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2003.

(20) Incorporated by reference to Exhibit 10.36 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2003.

(21) Incorporated by reference to Exhibit 10.37 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2003.

(22) Incorporated by reference to Exhibit 10.38 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2003.

(23) Incorporated by reference to Exhibit 10.39 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 5, 2003.

(24) Incorporated by reference to Exhibit 10.39 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2004.

(25) Incorporated by reference to Exhibit 10.40 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2004.

(26) Incorporated by reference to Exhibit 10.41 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2004.

(27) Incorporated by reference to Exhibit 10.42 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2004.

(28) Incorporated by reference to Exhibit 10.43 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 12, 2004.

(29) Incorporated by reference to Exhibit 10.1 to Novellus' Report on Form 8-K filed with the Securities and Exchange Commission on July 12, 2004.

(30) Incorporated by reference to Exhibit 10.2 to Novellus' Report on Form 8-K filed with the Securities and Exchange Commission on July 12, 2004.

(31) Incorporated by reference to Exhibit 99.1 to Novellus' Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2004.

(32) Incorporated by reference to Exhibit 10.30 to Novellus' Report on Form 10-K filed with the Securities and Exchange Commission on March 15, 2005.

(33) Incorporated by reference to Exhibit 10.3 to Novellus' Report on Form 8-K filed with the Securities and Exchange Commission on May 5, 2005.

(34) Incorporated by reference to Exhibit 10.34 to Novellus' Report on Form 8-K filed with the Securities and Exchange Commission on November 15, 2005.

* Management contracts or compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California on this 15th day of March, 2006.

NOVELLUS SYSTEMS, INC.

By: /s/ Richard S. Hill

Richard S. Hill
Chairman of the Board of Directors and
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard S. Hill and William H. Kurtz, and each of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed by the following persons on behalf of the Registrant in the capacities and on the date indicated.

Signature	Title	Date
/s/ Richard S. Hill Richard S. Hill	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 15, 2006
/s/ William H. Kurtz William H. Kurtz	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 15, 2006
/s/ Thomas R. Foy Thomas R. Foy	Vice President and Corporate Controller (Principal Accounting Officer)	March 15, 2006
/s/ Neil R. Bonke Neil R. Bonke	Director	March 15, 2006
/s/ Youssef A. El-Mansy Youssef A. El-Mansy	Director	March 15, 2006
/s/ J. David Litster J. David Litster	Director	March 15, 2006
/s/ Yoshio Nishi Yoshio Nishi	Director	March 15, 2006

Signature	Title	Date
/s/ Glen G. Possley Glen G. Possley	Director	March 15, 2006
/s/ Ann D. Rhoads Ann D. Rhoads	Director	March 15, 2006
/s/ William R. Spivey William R. Spivey	Director	March 15, 2006
/s/ Delbert A. Whitaker Delbert A. Whitaker	Director	March 15, 2006

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS
December 31, 2005, 2004 and 2003

	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
		(In thousands)		
Allowance for doubtful accounts[1]				
2005	$ 8,247	$ 243	$ (7,503)	$ 987
2004	$ 7,655	$ 546	$ 46	$ 8,247
2003	$ 7,339	$ —	$ 316	$ 7,655
Valuation allowance for deferred tax assets[2]				
2005	$80,281	$ 2,267	$(14,549)	$67,999
2004	$76,510	$14,193	$(10,422)	$80,281
2003	$57,028	$35,799	$(16,317)	$76,510

(1) Deductions represent uncollectible accounts written off, net of recoveries and other adjustments. For 2005, deductions include a decrease in estimated allowance of $6.1 million during the second quarter.

(2) Additions include $0.5 million, $14.2 million and $32.4 million of adjustments to goodwill, equity or other balance sheet accounts in the years ended December 31, 2005, 2004 and 2003, respectively.

NOVELLUS

NOVELLUS SYSTEMS, INC.
4000 North First Street
San Jose, California 95134

April 17, 2006

To the Shareholders of Novellus Systems, Inc.:

You are cordially invited to attend the annual meeting of shareholders (the "Annual Meeting") of Novellus Systems, Inc. (the "Company") on May 17, 2006 at 8:00 a.m., Pacific Time. The Annual Meeting will be held at the Company's principal executive offices, 4000 North First Street, San Jose, California 95134.

A description of the business to be conducted at the Annual Meeting is set forth in the attached Notice of Annual Meeting and Proxy Statement.

Whether or not you plan to attend the Annual Meeting, **please submit your proxy as soon as possible so that your shares can be voted at the Annual Meeting in accordance with your instructions. You may submit your proxy (i) over the Internet, (ii) by telephone, or (iii) by completing, signing, dating and returning the enclosed Proxy Card promptly in the accompanying envelope.** Your proxy is revocable in accordance with the procedures set forth in the Proxy Statement. If you attend the Annual Meeting and wish to change your proxy vote, you may do so simply by voting in person at the Annual Meeting.

Richard S. Hill
Chairman of the Board and
Chief Executive Officer

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NOVELLUS SYSTEMS, INC.
4000 North First Street
San Jose, California 95134

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
to be held May 17, 2006

To the Shareholders of Novellus Systems, Inc.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders ("Annual Meeting") of Novellus Systems, Inc. (the "Company") will be held on May 17, 2006 at 8:00 a.m., Pacific Time, at the Company's principal executive offices, 4000 North First Street, San Jose, California 95134, for the following purposes:

1. To elect nine directors of the Company to serve for the ensuing year and until their successors are elected and qualified.

2. To ratify and approve the appointment of Ernst & Young LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2006.

3. To consider a shareholder proposal regarding executive compensation, if properly presented at this Annual Meeting.

4. To transact such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

The foregoing items of business, including the nominees for directors, are more fully described in the Proxy Statement which is attached hereto and made a part hereof. The Annual Meeting will be open to shareholders of record, proxy holders, and others by invitation only. Beneficial owners of shares held by a broker or nominee must present proof of such ownership to attend the meeting.

The Board of Directors has fixed the close of business on March 31, 2006 as the record date for determining the shareholders entitled to receive notice of and to vote at the 2006 Annual Meeting and any adjournment or postponement thereof.

FOR THE BOARD OF DIRECTORS,

Robin S. Yim
Secretary

San Jose, California
April 17, 2006

YOUR VOTE IS IMPORTANT

To ensure your representation at the Annual Meeting, you are urged to submit your proxy or voting instructions as soon as possible so that your shares can be voted at the meeting in accordance with your instructions. You may submit your proxy or voting instructions (i) over the Internet, (ii) by telephone, or (iii) by completing, signing, dating and returning the enclosed Proxy Card promptly in the accompanying envelope. Your proxy is revocable in accordance with the procedures set forth in the Proxy Statement. If you attend the Annual Meeting, you may vote in person even if you returned a proxy or voting instructions.

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NOVELLUS SYSTEMS, INC.
4000 North First Street
San Jose, California 95134

PROXY STATEMENT

Annual Meeting of Shareholders
May 17, 2006

General Information

The enclosed proxy is solicited on behalf of the Board of Directors of Novellus Systems, Inc., a California corporation (the "Company"), for use at the Annual Meeting of Shareholders to be held on May 17, 2006 at 8:00 a.m., Pacific Time (the "Annual Meeting"), and at any adjournment or postponement thereof for the purpose of considering and acting upon the matters set forth herein. The Annual Meeting will be held at the Company's principal executive offices, 4000 North First Street, San Jose, California 95134.

This Proxy Statement and the form of proxy are first being mailed on or about April 17, 2006 to shareholders entitled to vote at the Annual Meeting.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on March 31, 2006 (the "Record Date") are entitled to receive notice of, to attend, and to vote at the Annual Meeting. At the Record Date, 130,471,369 shares of the Company's common stock (the "Common Stock") were issued and outstanding. The presence in person or by proxy of a majority of these shares of Common Stock will constitute a quorum for the transaction of business at the Annual Meeting.

Revocability of Proxies

A shareholder may revoke any proxy or voting instructions given pursuant to this solicitation at any time before its use by delivering to the Company (to the attention of Robin S. Yim, Secretary, 4000 North First Street, San Jose, California 95134) a written notice of revocation or a duly executed proxy or voting instructions bearing a later date or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting in and of itself does not revoke a prior proxy.

Voting and Solicitation

Each share of Common Stock outstanding on the Record Date is entitled to one vote. Under the Company's cumulative voting provisions, each shareholder may cast his or her votes for a single nominee for director, or distribute among up to nine nominees a number of votes equal to nine multiplied by the number of shares held by that shareholder. However, cumulative voting will not be available unless, at the Annual Meeting, at least one shareholder has given written notice to the chairman of the Annual Meeting of his or her intent to cumulate votes prior to the voting. Cumulative voting will apply only to those candidates whose names have been placed in nomination prior to the voting.

If you are not planning to attend the Annual Meeting and vote your shares in person, your shares of Common Stock cannot be voted until either a signed Proxy Card is returned to the Company or voting instructions are submitted by accessing the Internet website indicated on the enclosed Proxy Card and following the instructions provided or by calling the specifically designated telephone number included on the enclosed Proxy Card and following the recorded instructions. Any shareholder may change his or her vote before the Annual Meeting by (i) revoking his or her proxy and submitting a proxy bearing a later date, (ii) submitting new voting instructions via the Internet, or (iii) calling the specifically designated telephone number. The Internet and telephone voting procedures are designed to authenticate shareholders' identities, to allow shareholders to provide voting instructions, and to confirm that instructions have been recorded properly. Specific instructions for shareholders of record who wish to use the Internet or telephone voting procedures are set forth on the enclosed Proxy Card.

The enclosed Proxy Card also serves as a voting instruction to the trustee of the Novellus Systems, Inc. Retirement Plan for shares of Company Common Stock held in the Novellus Systems, Inc. Retirement Plan as of the Record Date, provided that instructions are furnished over the Internet or by telephone by 5:00 p.m. Eastern Time on May 12, 2006, or that the Proxy Card is signed, returned, and received by 5:00 p.m. Eastern Time on May 12, 2006. If instructions are not received over the Internet or by telephone by 5:00 p.m. Eastern Time on May 12, 2006, or if the signed Proxy Card is not returned and received by that date and time, the shares of Company Common Stock in the Novellus Systems, Inc. Retirement Plan will be voted by the trustee in proportion to the shares for which the trustee receives timely voting instructions.

The cost of managing the proxy process will be borne by the Company. The Company has retained the services of Georgeson Shareholder Communications, Inc. ("Georgeson") to assist in the solicitation of proxies for a fee not to exceed $9,500 plus any customary out-of-pocket expenses and service fees. In addition, the Company will reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding proxy materials to those beneficial owners. Certain of the Company's directors, officers and regular employees may also, without additional compensation, solicit proxies personally or by telephone, fax or telegram.

The Inspector of Elections will tabulate votes cast by proxy or in person at the Annual Meeting with the assistance of Automatic Data Processing, Inc. ("ADP"). The Inspector of Elections will also determine whether or not a quorum is present. Except with respect to the election of directors at the Annual Meeting whereby directors are elected by a plurality, the affirmative vote of a majority of shares of Common Stock represented and voting at a duly held Annual Meeting at which a quorum is present (which shares of Common Stock voting affirmatively also constitute at least a majority of the required quorum) is required under California law for approval of the proposals presented to shareholders at this Annual Meeting. In general, California law provides that a quorum consists of a majority of the shares of Common Stock entitled to vote, represented either in person or by proxy. With respect to any matter submitted to a vote of the shareholders, the Inspector of Elections will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as not voting for purposes of determining the approval of that matter. Any proxy which is returned using the form of proxy enclosed and which is not marked as to any one of the following items will be voted FOR the election of directors, FOR ratification and approval of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2006, AGAINST the shareholder proposal regarding executive compensation, and as the proxy holders deem advisable on other matters that may properly come before the Annual Meeting, with respect in each case to the particular item or items not marked. If a broker indicates on the enclosed proxy or its substitute that it does not have discretionary authority as to certain shares of Common Stock to vote on a particular matter ("broker non-votes"), those shares will be considered present and entitled to vote for purposes of determining a quorum but as not voting with respect to that matter.

Householding of Annual Meeting Materials

Some brokers and other nominee record holders may participate in the practice of "householding" proxy statements and annual reports. This means that only one copy of the Proxy Statement and annual report may have been sent to multiple shareholders in a shareholder's household. The Company believes this "householding" rule will provide greater convenience for its shareholders, as well as cost savings for the Company by reducing the number of duplicate documents that are sent to shareholders' homes.

The "householding" election appears on the Proxy Card accompanying this Proxy Statement. If you wish to participate in the "householding" program, please indicate "YES" when voting your proxy. Your affirmative or implied consent will be perpetual unless you withhold or revoke it. If you wish to continue to receive separate proxy statements and annual reports for each account in your household, you must withhold your consent to our "householding" program by so indicating when voting your proxy. ***Please note that if you do not respond, you will be deemed to have consented and "householding" will begin 60 days after the mailing of this document.***

You may revoke your consent to "householding" at any time by contacting ADP, either by calling toll-free (800) 542-1061, or by writing to ADP, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you revoke your consent to participate in the "householding" program, or if you submit a written or oral request to the Company to the attention of Robin S. Yim, Secretary, 4000 North First Street, San Jose, California 95134, each shareholder at your address will receive individual copies of the Company's disclosure documents within 30 days of receipt of your revocation or request.

Deadline for Receipt of Shareholder Proposals

Requirements for Shareholder Proposals to be Brought Before an Annual Meeting. For shareholder proposals to be considered properly brought before an annual meeting by a shareholder, the shareholder must have given timely notice in writing to the Secretary of the Company. To be timely for the Company's 2007 annual meeting of shareholders, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the Company between February 1, 2007 and March 2, 2007. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of the shareholder proposing such business, (iii) the class and number of shares of the Company beneficially owned by the shareholder, and (iv) any material interest of the shareholder in such business.

Requirements for Shareholder Proposals to be Considered for Inclusion in the Company's Proxy Materials. Shareholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and intended to be presented at the Company's 2007 annual meeting of shareholders must be received by the Company not later than December 18, 2006 in order to be considered for inclusion in the Company's proxy materials for that meeting.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The authorized number of directors is currently fixed at nine, as set by the Board of Directors pursuant to the Bylaws of the Company. Accordingly, the shareholders will elect nine directors at the Annual Meeting. The Governance and Nominating Committee has recommended, and the Board of Directors has nominated, the nine persons listed below for election as directors at the Annual Meeting, each to serve until the 2007 annual meeting of shareholders, until each director's successor is elected or appointed or until the earlier resignation or removal of the director. The nine nominees receiving the highest number of affirmative votes will be elected as directors. Unless otherwise instructed, the proxy holders will vote the proxies they receive FOR the nine nominees of the Board of Directors named below. Each nominee is currently a director of the Company, and has consented, if elected, to serve until his or her term expires. In the event that any nominee of the Board of Directors is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee designated by the present Board of Directors to fill the vacancy. As of the date of this Proxy Statement, the Board of Directors is not aware that any nominee will be unable or will decline to serve as a director. In the event that additional persons are nominated for election as directors, the proxy holders shall vote all proxies received by them in such a manner in accordance with cumulative voting as will assure the election of as many of the nominees listed below as possible, with any required selection among such nominees to be determined by the proxy holders.

The Board of Directors recommends a vote FOR the nominees listed below.

Name of Nominee	Age	Principal Occupation	Director Since
Richard S. Hill	54	Chairman of the Board of Directors and Chief Executive Officer of the Company	1993
Neil R. Bonke	64	Retired semiconductor equipment industry executive, private investor	2004
Youssef A. El-Mansy	61	Retired Vice President, Director of Logic Technology Development, Intel Corporation	2004
J. David Litster	67	Professor of Physics at the Massachusetts Institute of Technology	1998
Yoshio Nishi	66	Professor of Electrical Engineering and Director of the Stanford University Nanofabrication Facility	2002
Glen G. Possley	65	Managing General Partner of Glen-Ore Associates, a consulting enterprise focused on the semiconductor business	1991
Ann D. Rhoads	40	Chief Financial Officer of Premier, Inc., a healthcare supply management company	2003
William R. Spivey	59	Retired President and Chief Executive Officer of Luminent, Inc.	1998
Delbert A. Whitaker	62	Retired Senior Vice President, Texas Instruments, Inc.	2002

The term of office of each person elected as a director will continue until the next annual meeting of shareholders or until his or her successor has been elected and qualified. The Company's Bylaws provide that no person may be elected to the Board of Directors after having attained the age of 68 years, except that a person who was a director prior to March 16, 2001, may be elected to the Board of Directors until attaining the age of 70 years and not thereafter. There is no family relationship between any director and any other director or executive officer of the Company.

Mr. Hill has been Chief Executive Officer and a member of the Board of Directors of the Company since December 1993. In May 1996, he was appointed Chairman of the Board of Directors. From 1981 to 1993, Mr. Hill was employed by Tektronix, Inc., an electronics company, where he held various positions, including President of the Tektronix Development Company, Vice President of the Test & Measurement Group, and President of Tektronix Components Corporation. Prior to joining Tektronix, Inc. Mr. Hill held engineering or management positions at General Electric Corporation, Motorola and Hughes Aircraft Company. Mr. Hill holds a Bachelor of Science degree in Engineering from the University of Illinois and a Master of Business Administration from Syracuse University. Mr. Hill is also a member of the Board of Directors of Agere Systems Inc., Arrow Electronics, Inc. and the University of Illinois Foundation.

Mr. Bonke became a member of the Board of Directors in April 2004. Mr. Bonke has been a private investor for the past six years and is the retired Chairman of the Board of Directors and Chief Executive Officer of Electroglas, Inc., a semiconductor test equipment manufacturer. He also serves on the Board of Directors of Sanmina-SCI Corporation, an electronics manufacturing services company. Mr. Bonke is a past director of the San Jose State University Foundation. Mr. Bonke holds a Bachelor of Science degree in Engineering and Technical Marketing from Clarkson University.

Mr. El-Mansy became a member of the Board of Directors in April 2004. Mr. El-Mansy is the retired Vice President, Director of Logic Technology Development, at Intel Corporation ("Intel") where he was responsible for managing technology development, the processor design center for Intel's Technology and Manufacturing Group and two wafer manufacturing facilities. Mr. El-Mansy joined Intel in 1979 and has led microprocessor technology development at Intel for 20 years. Prior to joining Intel, Mr. El-Mansy held engineering positions at Bell Northern Research in Canada. Mr. El-Mansy is also a member of the Board of Directors of Zygo Corporation, a designer and manufacturer of optical systems. Mr. El-Mansy holds Bachelor of Science and Masters degrees in Electronics and Communications from Alexandria University in Egypt and a Ph.D. in Electronics from Carleton University in Ottawa, Canada.

Mr. Litster joined the Board of Directors in February 1998. Mr. Litster is a Professor of Physics at the Massachusetts Institute of Technology ("MIT"). From 1991 to 2001, he was Vice President and Dean for Research at MIT. From 1983 through 1988, he was the director of MIT's Center for Materials Science and Engineering and from 1988 through 1992, he was the director of the Francis Bitter National Magnet Laboratory at MIT. Mr. Litster is a fellow of the American Physical Society, the American Academy of Arts and Sciences and the American Association for the Advancement of Science. In 1993, Mr. Litster was awarded the Irving Langmuir Prize by the American Physical Society. Mr. Litster holds a Bachelor of Engineering degree from McMaster University in Hamilton, Ontario, Canada, and a Ph.D. in Physics from MIT.

Mr. Nishi joined the Board of Directors in May 2002. Mr. Nishi is a Professor of Electrical Engineering and Director of the Stanford University Nanofabrication Facility. Mr. Nishi joined Stanford University in May 2002 after serving as Director of Research and Development and Senior Vice President at Texas Instruments, Inc., a semiconductor company, from 1995 to 2002. Mr. Nishi joined Texas Instruments, Inc. in 1995 as Vice President and Director of Research and Development for the Semiconductor Group. From 1986 to 1995, Mr. Nishi held various senior management positions in research and development at Hewlett Packard Company. From 1969 to 1985, Mr. Nishi held various managerial positions at Toshiba Corporation. From 1986 to 2002, Mr. Nishi was a Consulting Professor in the Department of Electrical Engineering and served on the Advisory Committee for the Center for Integrated Systems at Stanford University. From 1993 to 1996, Mr. Nishi taught at Waseda University in Japan as a visiting professor of the Material Sciences and Engineering Department and the Electronic Communication Engineering Department for intensive courses. Mr. Nishi served on a wide range of boards, committees and advisory boards including The Development Board and Executive Committee for the University of Texas, the Board of Directors of the Japan-America Society of Dallas/Fort Worth, the Advisory Committee, Information Sciences & Technology, Lawrence Livermore National Laboratory and the Board of Directors of SEMATECH. Mr. Nishi holds a Bachelor of Science degree in Metallurgy from Waseda University and a Ph.D. in Electronics Engineering from the University of Tokyo.

Mr. Possley joined the Board of Directors in July 1991. He is currently a managing general partner of Glen-Ore Associates, a consulting enterprise focused on the semiconductor industry. From October 1997 through December 1999, Mr. Possley was an associate consultant at N-Able Group. From March 1994 to September 1997, Mr. Possley was President of SubMicron Technology, PCL, a semiconductor wafer manufacturing company. From April 1992 to May 1994, he was Senior Vice President of Manufacturing at Ramtron International, a semiconductor company. From January 1991 to March 1992, he was Vice President, Operations at Sandisk, Inc., a manufacturer of solid state memory systems. From January 1986 to December 1990, Mr. Possley was Senior Vice President of Manufacturing for Philips Semiconductor, Inc., a semiconductor company. Prior to joining Philips Semiconductor, Inc., he was Vice President, Wafer Fabrication and Research and Development at United Technologies Mostek, and held management and engineering positions with Motorola, Inc., Texas Instruments, Inc., Fairchild Camera and Instrument Corporation and the semiconductor division of General Electric Corporation. Mr. Possley is also a director of Catalyst Semiconductor, Inc. and ASAT Holdings Limited. Mr. Possley holds a Bachelor of Science degree in Mathematics from Western Illinois University and a Ph.D. in Physical Chemistry from the University of Kentucky.

Ms. Rhoads joined the Board of Directors in February 2003. She is Chief Financial Officer of Premier, Inc., a healthcare supply management company. From 1998 to 2000, she was Vice President, Strategic Initiatives at Premier, Inc. From 1993 to 1998, Ms. Rhoads was a Vice President of The Sprout Group, an institutional venture capital firm. Ms. Rhoads is also a member of the Board of Directors of Innovatix, LLC, a privately held company. Ms. Rhoads holds a Bachelor of Science degree in Finance from the University of Arkansas and a Masters degree from the Harvard Graduate School of Business Administration.

Mr. Spivey joined the Board of Directors in May 1998. From 2000 to 2001, he was President, Chief Executive Officer and a Director of Luminent, Inc. From 1997 to 2000, he was Group President, Network Products Group of Lucent Technologies. From 1994 to 1997, he was Vice President of the Systems and Components Group of AT&T. From 1991 to 1994, he was the President of Tektronix Development Company and Group President at Tektronix, Inc. Previously, Mr. Spivey held managerial positions at Honeywell, Inc. and General Electric Corporation. Mr. Spivey also serves on the Board of Directors of Cascade Microtech, Inc., the Laird Group, Plc., Raytheon Company, ADC Telecommunications, and Lyondell Chemical Company. Mr. Spivey holds a Bachelor of Science degree in Physics from Duquense University, a Masters degree in Physics from Indiana University of Pennsylvania and a Ph.D. in Management from Walden University.

Mr. Whitaker joined the Board of Directors in March 2002. From 1968 to 2000, Mr. Whitaker was employed by Texas Instruments, Inc., a semiconductor company, where he held positions including Senior Vice President of Worldwide Analog and Standard Logic, Vice President of US Semiconductor Business, and various management positions in product departments, marketing and sales. Prior to joining Texas Instruments, Inc., Mr. Whitaker held an engineering position at General Electric Corporation. Mr. Whitaker holds a Bachelor of Science degree in Electrical Engineering from Texas A&M University where he is a member of the Engineering Advisory Board.

Independence of Directors

A majority of the Board of Directors must qualify as "independent" as that term is defined in Rule 4200 of the listing standards of The NASDAQ Stock Market, Inc. ("Nasdaq"). The Board of Directors has affirmatively determined that eight of the nine current members of the Board of Directors, Ms. Rhoads and Messrs. Bonke, El-Mansy, Litster, Nishi, Possley, Spivey and Whitaker, are independent under the listing standards of Nasdaq.

The Company's independent directors meet regularly in executive session without management. The Board of Directors has also designated a lead director to preside at executive sessions of independent directors. Mr. Spivey is currently the lead independent director.

Board Meetings and Committees

The Board of Directors held seven meetings during 2005. During the last year, no incumbent director attended fewer than 75% of the meetings of the Board of Directors and its committees on which he or she served that were held during the period in which he or she was a director. The Company encourages, but does not require, members of the Board of Directors to attend the annual shareholders meeting. All of the members of the Board of Directors then in office attended the 2005 annual meeting of shareholders.

The Board of Directors has an Audit Committee, a Stock Option and Compensation Committee, and a Governance and Nominating Committee.

Audit Committee. During 2005, Ms. Rhoads, Messrs. Bonke, Possley and Whitaker served on the Audit Committee, which held twelve meetings over the course of the year. The Audit Committee oversees the accounting and financial reporting processes of the Company as well as the audits of the Company's financial statements. The Audit Committee appoints and approves the services performed by the Company's independent registered public accounting firm and is responsible for reviewing and evaluating the Company's accounting principles and its system of internal controls over financial reporting. All members of the Audit Committee meet the standards for independence set forth in Rule 10A-3(b) promulgated under the Exchange Act, and have been determined by the Board of Directors to be "independent" as that term is defined in Rule 4200 of the listing standards of Nasdaq. The Board of Directors has further determined that Ms. Rhoads is an "audit committee financial expert" as defined by Item 401(h) of Regulation S-K of the Exchange Act and is independent as required by Item 7(d)(3)(iv) of Schedule 14A of the Exchange Act and the listing standards of Nasdaq.

The Audit Committee operates under a written charter that sets forth its functions and responsibilities. The current Audit Committee charter was approved on February 14, 2006. A copy of the amended charter is attached to this Proxy Statement as Appendix B, and is also posted on the Company's website at *www.novellus.com.*

Stock Option and Compensation Committee. During 2005, Messrs. El-Mansy, Litster, Nishi and Spivey served on the Stock Option and Compensation Committee, which held seven meetings during the year. Until May 2005, Mr. Whitaker also served on the Stock Option and Compensation Committee. All members of the Stock Option and Compensation Committee are "independent" directors within the meaning of Rule 4200 of the listing standards of Nasdaq. The Stock Option and Compensation Committee administers the issuance of restricted stock and the granting of options to purchase stock of the Company pursuant to the Company's stock plans and, in accordance with the terms of the respective stock plans, determines the terms and conditions of such issuances and grants. In addition, it reviews and approves the Company's executive compensation policy and makes recommendations to the Board of Directors regarding compensation for the chief executive officer.

The Stock Option and Compensation Committee operates under a written charter that sets forth its functions and responsibilities. The current Stock Option and Compensation Committee charter was approved on February 14, 2006. A copy of the amended charter is posted on the Company's website at *www.novellus.com.*

Governance and Nominating Committee. During 2005, Messrs. El-Mansy, Litster, Nishi and Spivey served on the Governance and Nominating Committee, which held five meetings during the year. Until May 2005, Mr. Whitaker also served on the Governance and Nominating Committee. All members of the Governance and Nominating Committee are "independent" directors within the meaning of Rule 4200 of the listing standards of Nasdaq. The Governance and Nominating Committee monitors the size and composition of the Board of Directors. Prior to the Company's annual meeting of shareholders, the Governance and Nominating Committee, pursuant to qualification guidelines, assists the Board of Directors in selecting the candidates that will be presented to the Company's shareholders for election as directors at the next annual meeting. The Governance and Nominating Committee considers and makes recommendations to the Board of Directors regarding any shareholder recommendations for candidates to serve on the Board of Directors. However, the Governance and Nominating Committee has not adopted a formal process for that consideration because it believes that the informal consideration process has been adequate given the small number of shareholder recommendations in the past. The Governance and Nominating Committee will review periodically whether a more formal policy should be adopted. Shareholders wishing to recommend candidates for consideration by the Governance and Nominating Committee may do so by writing to the Secretary of the Company at 4000 North First Street, San Jose, California 95134, providing the candidate's name, biographical data and qualifications, a document indicating the candidate's willingness to act if elected, and evidence of the nominating shareholder's ownership of the Company's Common Stock at least 120 days prior to the next annual meeting of shareholders to assure time for meaningful consideration by the Governance and Nominating Committee. There is no difference in the manner in which the Governance and Nominating Committee evaluates nominees for director based on whether the nominee is recommended by a shareholder, by management or by the Board of Directors. The Company does not pay any third party to identify or assist in identifying or evaluating potential nominees.

In reviewing potential candidates to serve on the Board of Directors, the Governance and Nominating Committee considers experience in the semiconductor equipment industry, general business or other experience, the Company's need for an additional or replacement director, the personality of the candidate, the candidate's interest in the business of the Company, and other subjective criteria. Of greatest importance are the individual's integrity, willingness to be actively involved and ability to bring to the Company experience and knowledge in areas that are most beneficial to the Company. The Board of Directors intends to continue to evaluate candidates for election to the Board of Directors on the basis of the foregoing criteria.

The Governance and Nominating Committee operates under a written charter that sets forth its functions and responsibilities. The current Governance and Nominating Committee charter was approved on February 14, 2006. A copy of the amended charter is posted on the Company's website at *www.novellus.com.*

Corporate Governance

The Company has formal corporate governance standards. A chart setting forth the current status of the Company's compliance with basic corporate governance guidelines is attached to this Proxy Statement as Appendix A. The Company has adopted charters for each of its committees as well as a set of Principles of Corporate Governance. The Governance and Nominating Committee is responsible for overseeing the Principles of Corporate Governance and reporting and making recommendations to the Board of Directors concerning corporate governance matters. Copies of the Principles of Corporate Governance and the charters of each of the committees are posted on the Company's website at *www.novellus.com.*

The following chart sets forth certain information concerning members of the Board of Directors and their compliance with governance policies and standards in fiscal year 2005:

Director	I – Independent, E – Employee	Governance and Nominating Committee – Chair*	Audit Committee – Chair*	Stock Option and Compensation Committee – Chair*	Board Meetings Attended	Qualified Financial Expert	Audit Committee Independence	Financially Literate
William R. Spivey	I	Yes*		Yes	100%	N/A	N/A	Yes
Neil R. Bonke	I		Yes		100%	N/A	Yes	Yes
J. David Litster	I	Yes		Yes*	100%	N/A	N/A	Yes
Ann D. Rhoads	I		Yes*		86%	Yes	Yes	Yes
Glen G. Possley	I		Yes		100%	N/A	Yes	Yes
Delbert A. Whitaker	I	(1)	Yes	(1)	100%	N/A	Yes	Yes
Yoshio Nishi	I	Yes		Yes	100%	N/A	N/A	Yes
Youssef A. El-Mansy	I	Yes		Yes	100%	N/A	N/A	Yes
Richard S. Hill	E				100%	N/A	N/A	Yes

Director	Date of Most Recent Director Education	Total Number of Public Boards Serving on Including Novellus	Lead Director	Age	Participated in CEO Evaluation Deliberations	Participated in Mgmt Succession & Development Session	Access To Mgmt	Participated in Board Evaluation
William R. Spivey	5/14/04	6	Yes	59	Yes	Yes	Yes	Yes
Neil R. Bonke	10/13/05	2		64	Yes	Yes	Yes	Yes
J. David Litster	4/27/04	1		67	Yes	Yes	Yes	Yes
Ann D. Rhoads	6/4/04	1		40	Yes	Yes	Yes	Yes
Glen G. Possley	12/6/05	3		65	Yes	Yes	Yes	Yes
Delbert A. Whitaker	–	1		62	Yes	Yes	Yes	Yes
Yoshio Nishi	–	1		66	Yes	Yes	Yes	Yes
Youssef A. El-Mansy	–	2		61	Yes	Yes	Yes	Yes
Richard S. Hill	6/21/04	3		54	No	Yes	Yes	Yes

(1) Mr. Whitaker was a member of the Governance & Nominating Committee and the Stock Option & Compensation Committee until May 2005 at which time he left those committees and joined the Audit Committee for the remainder of the year.

Code of Conduct

The Board of Directors has adopted a Code of Conduct that applies to all directors, officers, and employees of the Company as required by applicable securities laws, rules of the Securities and Exchange Commission (the "SEC"), and the listing standards of Nasdaq. A copy of the Code of Conduct is posted on the Company's website at *www.novellus.com.* The Company will post on its website any amendments to, or waivers from, any provision of its Code of Conduct.

Communication between Shareholders and Directors

The Board of Directors does not currently have a formal process for shareholders to send communications to it. Nevertheless, every effort has been made to ensure that the views of shareholders are heard by the Board of Directors or by individual directors, as applicable, and that timely and appropriate responses are provided. The Board of Directors does not recommend that formal communication procedures be adopted at this time because it believes that informal communications are sufficient to communicate questions, comments and observations that could be useful to the Board of Directors. Shareholders wishing to formally communicate with the Board of Directors may send communications directly to Richard S. Hill, Chairman of the Board, and/or William R. Spivey, Lead Director, c/o Novellus Systems, Inc., 4000 North First Street, San Jose, California 95134.

Compensation Committee Interlocks and Insider Participation

Messrs. Litster, El-Mansy, Nishi, Spivey and Whitaker, all of whom are "independent" under the listing standards of Nasdaq, served on the Stock Option and Compensation Committee in 2005. No member of the committee is or was formerly an officer or an employee of the Company or its subsidiaries. There were no interlocks or insider participation between any member of the Board of Directors or Stock Option and Compensation Committee and any member of the board of directors or compensation committee of another company.

Director Compensation

Directors who are not employees of the Company receive an annual retainer of $30,000, a fee of $2,000 for each meeting of the Board attended and a fee of $1,000 for each meeting of a committee of the Board attended. In addition, the lead director and the chair of the Audit Committee each receive a fee of $10,000, and the chair of the Stock Option and Compensation Committee receives a fee of $5,000.

Beginning in 2005, non-employee directors also receive an annual restricted stock award of 5,000 shares of Common Stock under the Company's Amended and Restated 2001 Stock Incentive Plan. Accordingly, on May 2, 2005, Ms. Rhoads and Messrs. Bonke, El-Mansy, Litster, Nishi, Possley, Spivey and Whitaker were each awarded 5,000 shares of restricted stock. One-third of the shares of restricted stock will vest on each successive anniversary of the award.

The following table provides certain information with respect to board fees paid and restricted stock awards granted to each of the current members of the Board during the fiscal year ended December 31, 2005.

Member of Board of Directors	2005 Board Fees	Number of Restricted Shares Granted	Total Value of Restricted Shares On Grant Date	Total Compensation
Neil R. Bonke	$56,000	5,000	$118,050	$174,050
Youssef A. El-Mansy	$56,000	5,000	$118,050	$174,050
J. David Litster	$59,000	5,000	$118,050	$177,050
Yoshio Nishi	$55,000	5,000	$118,050	$173,050
Glen G. Possley	$56,000	5,000	$118,050	$174,050
Ann D. Rhoads	$64,000	5,000	$118,050	$182,050
William R. Spivey	$66,000	5,000	$118,050	$184,050
Delbert A. Whitaker	$53,000	5,000	$118,050	$171,050

PROPOSAL NO. 2

RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP has served as the Company's independent registered public accounting firm since 1986, and the Audit Committee has selected Ernst & Young LLP to audit the financial statements of the Company for the year ending December 31, 2006. The Board of Directors recommends that shareholders ratify and approve such selection. Unless otherwise instructed, the proxy holders will vote the proxies they receive FOR the ratification of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2006. Ratification and approval of this proposal requires the affirmative vote of a majority of the outstanding shares of Common Stock present in person or represented by proxy and entitled to vote at the Annual Meeting. In the event that a majority of the shares present or represented and entitled to vote are not voted in favor of ratification, the Audit Committee will reconsider its selection.

Representatives of Ernst & Young LLP will be present at the Annual Meeting, will have the opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Audit and Non-Audit Fees

In connection with the audit of its financial statements for the year ended December 31, 2005, the Company entered into an engagement agreement with Ernst & Young LLP which set forth the terms by which Ernst & Young LLP will perform audit services for the Company. That agreement is subject to alternative dispute resolution procedures and an exclusion of punitive damages.

The following table presents fees for professional audit services rendered by Ernst & Young LLP for the audit of the Company's annual financial statements for the years ended December 31, 2005 and December 31, 2004 and of the effectiveness of the Company's internal control over financial reporting at December 31, 2005 and December 31, 2004, and fees billed for other services rendered by Ernst & Young LLP during those periods.

	Fiscal 2005		Fiscal 2004	
Audit Fees (1)				
Audit of Financial Statements	$1,478,000		$1,198,000	
Sarbanes-Oxley related fees for Internal Control over Financial Reporting	751,000		863,000	
Total Audit Fees		$2,229,000		$2,061,000
Audit-Related Fees (2)		138,000		224,000
Tax Fees (3)				
Tax Compliance Fees	$1,221,000		$1,148,000	
Tax Planning and Advisory	716,000		817,000	
Total Tax Fees		1,937,000		$1,965,000
All Other Fees (4)		8,000		12,000
Total (5)		$4,312,000		$4,262,000

(1) Audit Fees consist of fees billed for professional services rendered for the audit of the Company's consolidated annual financial statements and of the effectiveness of the Company's internal control over financial reporting at December 31, 2005 and December 31, 2004, and the reviews of the interim consolidated financial statements included in quarterly reports and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." Ernst & Young LLP has audited the Company's consolidated financial statements since

1986, as a result of which, Ernst & Young LLP has acquired a historical knowledge of and familiarity with the Company's financial statements and financial reporting.

(3) Tax Fees consist of fees billed for professional services rendered for tax compliance, tax advisory and tax planning (domestic and international). These services include assistance regarding federal, state and international tax compliance and tax planning.

(4) All Other Fees consist of fees for services other than the services reported above. In making its recommendation to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2006, the Audit Committee has considered whether services other than audit and audit-related services provided by Ernst & Young LLP are compatible with maintaining the independence of Ernst & Young LLP and has determined that such services are so compatible.

(5) For Fiscal 2005, the percentage of total fees paid to Ernst & Young LLP attributable to Tax Planning and Advisory Fees and All Other Fees was 16.8%. For Fiscal 2004, the percentage of total fees paid to Ernst & Young LLP attributable to Tax Planning and Advisory Fees and All Other Fees was 19.5%.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the Company's independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

The Board of Directors recommends a vote FOR the ratification and approval of Ernst & Young LLP as the Company's independent registered public accounting firm for the year ending December 31, 2006.

PROPOSAL NO. 3

SHAREHOLDER PROPOSAL REGARDING EXECUTIVE COMPENSATION

For the reasons stated below, the Board of Directors recommends a vote AGAINST this shareholder proposal.

The Company has been advised that Amalgamated Bank LongView Collective Investment Fund, which holds 49,960 shares and has an address of 11-15 Union Square, New York, NY 10003, intends to submit the following proposal for consideration at the Annual Meeting:

RESOLVED: The shareholders of Novellus Systems, Inc. ("Novellus" or the "Company") urge the Board of Directors to adopt a policy that a significant portion of future long-term equity compensation to senior executives shall be performance-based, *i.e.*, linked to demonstrable performance criteria, measured by challenging performance targets, and using as benchmarks such criteria as Novellus' performance compared to its peers and a broader market standard.

SUPPORTING STATEMENT OF AMALGAMATED

As shareholders, we support compensation policies for senior executives that provide challenging performance objectives and motivate executives to achieve long-term shareholder value. We are concerned that this is not happening at Novellus.

A 2005 survey by Equilar of CEO compensation at ten semiconductor companies disclosed that Novellus' Chairman and CEO, Richard S. Hill, had the third highest total direct compensation over the most recent three-year period. The average value of his compensation in options and stock over that three-year period was also third highest among CEOs in the industry.

By contrast, Novellus has underperformed both the S&P 500 index and the Dow Jones U.S. Semiconductors Index for the one-, two-, three- and four-year periods ending November 18, 2005.

In last year's proxy statement Novellus' board stated that it was seeking to motivate management to "improve the operating performance and cash flow of the Company, not just the Company's stock price," opining that this management focus should drive "superior long-term returns to the Company's shareholders."

Novellus' equity awards consist of a combination of restricted stock and standard options awards at market price. We are concerned that these forms of compensation do not adequately tie pay to performance.

Restricted shares are available after the passage of years and can have value even if the share price has declined. Moreover, standard stock options are not as closely tied to performance as are:

(1) indexed options, whose exercise price is linked to an industry index;

(2) premium-priced stock options, whose exercise price is above the market price on the grant date; or

(3) performance-vesting options, which vest when the market price of the stock exceeds a specific target.

Standard options can give windfalls to executives who are lucky enough to hold them during a bull market and penalize executives who hold them during a bear market. Investors and market observers, including Warren Buffett, Alan Greenspan and Al Rappaport, criticize standard options as inappropriately rewarding mediocre or poor performance. Mr. Buffett has characterized standard stock option plans as "really a royalty on the passage of time," and all three favor using indexed options.

We believe that the Board of Directors should adopt a more rigorous standard for senior executives' incentive compensation, one that considers more closely not just to the Company's performance, but also how that performance compares to its peers and the broader market.

We urge you to vote FOR this proposal.

The Board of Directors recommends a vote AGAINST this shareholder proposal.

STATEMENT OF NOVELLUS' BOARD OF DIRECTORS

For the reasons stated below, the Board of Directors recommends a vote AGAINST Amalgamated's shareholder proposal.

Novellus' Board of Directors and Stock Option and Compensation Committee believe that the Company's existing long-term equity compensation program is appropriate and effective in aligning the interests of Novellus' senior executive employees with those of Novellus' shareholders. The Board of Directors and the Stock Option and Compensation Committee agree that equity compensation programs should be designed to motivate senior executive employees to create value for Novellus' shareholders over the long-term. However, there is no evidence that suggests that the preferred way to accomplish this goal is to provide the types of equity-based grants described in Amalgamated's proposal. Programs using indexed options, premium-priced stock options and performance-vesting options are not a widespread market practice, nor are they used by Novellus' competitors.

Senior executive employee compensation at Novellus is overseen by the Company's Board of Directors through the Stock Option and Compensation Committee, which is comprised solely of independent directors who make decisions they believe are in the best interests of Novellus and our shareholders. As described more fully in the Stock Option and Compensation Committee's Report on Executive Compensation on page 26 of this Proxy Statement, Novellus' equity compensation program for senior executive employees includes two forms of long-term incentives: restricted stock and stock options. The size and frequency of grants under the program is based on each senior executive employee's demonstrated level of performance over time. The Stock Option and Compensation Committee annually reviews compensation levels and practices to ensure their competitiveness. In conducting the annual review, the Stock Option and Compensation Committee considers industry practices and individual performance of senior executive employees.

The Board of Directors and the Stock Option and Compensation Committee believe that stock option grants are inherently performance-based, since their eventual value to the recipient is directly linked to Novellus' stock price, which is largely driven by company performance. The option grants awarded in recent years vest ratably over a four-year period from the date of grant. For any value to be derived from an option grant, Novellus' performance needs to be at a level that, in comparison to the industry and the overall stock market, continues to drive increased stock price performance and shareholder value over a period of years. If the price of Novellus' stock does not exceed the grant price before the option's term expires, the option will become worthless. In addition, restricted stock awards may be designed to be performance-based, if shares are forfeited when a performance target is not met after a specific period of time. Novellus has recently implemented a restricted stock vesting schedule that applies to all restricted stock award recipients other than Novellus' Chairman and Chief Executive Officer, Richard S. Hill and Novellus' President, Sasson Somekh and provides for forfeiture of 50% of the shares represented by an award if Company revenue targets are not achieved within four years after the award date. Mr. Hill's and Mr. Somekh's restricted stock awards provide for complete forfeiture of the shares represented by their awards if Company revenue targets are not achieved within four years after their award date.

A review of the compensation of Mr. Hill, Novellus' Chairman and Chief Executive Officer, illustrates the close alignment of Novellus' long-term incentive program with achievement of shareholder value. In determining the long-term equity compensation of the Chairman and CEO, the Stock Option and Compensation Committee considers the Company's performance and relative shareholder return, the value of similar equity awards to CEOs at comparable companies and the equity compensation granted to the Chairman and CEO in prior years. For the period from 1993 through 2005, the Company's compound annual rate of return to shareholders based on increases in the Company's stock price was 19.54%. Over the same period, Mr. Hill has received stock options covering approximately 4,930,352 shares and 265,000 restricted shares to provide him with the incentive to remain with the Company to drive performance that will increase shareholder value over the long term. A significant portion of the attributed value of Mr. Hill's stock option grants is related to stock options that have an exercise price well in excess of the current market price of Novellus' stock and, therefore, cannot be exercised at a profit unless the price of Novellus' stock exceeds that exercise price prior to the expiration of the grants. Of Mr. Hill's stock option grants exercisable as of December 31, 2005, approximately 98% had an exercise price in excess of the market price of Novellus' stock on that date. The value Mr. Hill ultimately receives from all of his option grants will depend upon the future price of Novellus' common stock at the time he exercises the options. Mr. Hill will not receive any benefit whatsoever from the options unless Novellus' stock price increases after the date of grant of the options.

The Board of Directors and the Stock Option and Compensation Committee believe that adopting a policy that provides the types of equity-based grants advocated by Amalgamated would put Novellus at a competitive disadvantage. It would do this by severely restricting the Stock Option and Compensation Committee's flexibility and discretion to select from among those compensation vehicles that best compensate Novellus' senior executive employees in a manner designed to enable Novellus to achieve its goals of hiring and retaining experienced senior executive employees. The Board of Directors and the Stock Option and Compensation Committee believe this flexibility is necessary in order to foster long-term success and increased shareholder value. In addition, while the Board of Directors and the Stock Option and Compensation Committee agree that equity compensation programs should be designed in such a way that the compensation of senior executive employees increases as corporate or individual performance goals are met or exceeded, the Board of Directors and the Stock Option and Compensation Committee note that compensation programs must also be designed to attract, motivate and retain key employees. Attracting, motivating and retaining key employees is essential to the success of any business and, fundamentally speaking, the purpose of executive compensation is to provide consideration to valued employees for their services to the company, not to create a guarantee of a certain level of corporate performance.

For the reasons cited above, the Board of Directors and the Stock Option and Compensation Committee believe that adoption of Amalgamated's proposal is unwise because it would create a substantial risk of loss of key executives and decreased shareholder value. Novellus' current approach to long-term incentive programs effectively aligns the goals of compensation programs for senior executive employees with those of the Company's shareholders and allows Novellus to create compensation policies appropriate to the aggressive hiring environment for experienced senior executives in our industry.

The Board of Directors recommends a vote AGAINST this shareholder proposal.

OTHER INFORMATION

Executive Officers

In addition to Mr. Hill, the executive officers of the Company as of March 31, 2006, were as follows:

Name	Age	Position
Gino Addiego	46	Executive Vice President, Corporate Operations
Timothy M. Archer	38	Senior Vice President, Dielectrics Business Group
Jeffrey C. Benzing	49	Executive Vice President and Chief Business Officer
Thomas Caulfield	47	Executive Vice President, Sales, Marketing and Customer Satisfaction
Fusen Chen	46	Executive Vice President and Chief Technology Officer
Thomas R. Foy	37	Vice President, Corporate Controller
William H. Kurtz	49	Executive Vice President and Chief Financial Officer
Patrick J. Lord	40	Senior Vice President, Business Development and Strategic Planning
Sasson Somekh	60	President

Mr. Addiego is currently Executive Vice President, Corporate Operations. He joined the Company in February 2005 as Senior Vice President of Corporate Operations. From November 1996 to February 2005, Mr. Addiego was employed at Applied Materials, Inc. where he last served as Senior Vice President and General Manager of ETEC Systems. From March 1995 to November 1996, Mr. Addiego was employed at KLA Instruments Incorporated where he served as Vice President of Engineering, Advanced Inspection Division. Mr. Addiego was employed by Photon Dynamics Incorporated from 1990 to February 1995, where he last served as Vice President, General Manager of Test and Repair Products. Mr. Addiego holds a Bachelor of Science degree and a Ph.D. in Electrical Engineering from the University of California, Berkeley.

Mr. Archer is currently Senior Vice President, Dielectrics Business Group. Since joining the Company in 1994, Mr. Archer has held a number of positions, including Senior Vice President, PECVD and Electrofill from October 2005 to February 2006; Vice President and General Manager for the Electrofill Business Unit from April 2002 to October 2005; Senior Director of Technology for the Electrofill Business Unit from April 2001 to April 2002; and Senior Director of Technology for Novellus Systems Japan from July 1999 to April 2001. Prior to joining the Company, Mr. Archer was employed at Tektronix, Inc. Mr. Archer completed the Program for Management Development at Harvard Business School and holds a Bachelor of Science degree in Applied Physics from the California Institute of Technology.

Mr. Benzing is currently Executive Vice President and Chief Business Officer, a position he has held since March 2004. He joined the Company in November 1988 as Director of Special Projects. From July 1992 through June 1999 he served as the Company's Vice President in charge of Product Development, from July 1999 through December 2001 he served as Executive Vice President, Systems Development, Engineering and Manufacturing Operations, and from January 2002 through February 2004 he served as Executive Vice President of the Deposition Business Group. From 1984 to 1988, Mr. Benzing was Vice President of Engineering of Benzing Technologies, a company that he co-founded. From 1979 to 1984, Mr. Benzing served in various positions at Hewlett Packard Company. Mr. Benzing holds a Bachelor of Science degree from the University of California, Berkeley and a Master of Science degree from Stanford University, both in mechanical engineering.

Mr. Caulfield is currently Executive Vice President, Sales, Marketing, and Customer Satisfaction. Mr. Caulfield joined the Company in October 2005. Prior to joining the Company, Mr. Caulfield was employed for 16 years at International Business Machines Corporation ("IBM"), where he held a number of positions, including Vice President of 300mm Semiconductor Operations. Prior to joining IBM, he worked at Philips

Laboratory as a senior member of the research staff. Mr. Caulfield received Bachelor of Science degrees in Materials Science/Metallurgy from Columbia University and in Physics from St. Lawrence University. He also holds a Master of Science and a Doctorate of Engineering Science from Columbia University.

Mr. Chen is currently Executive Vice President and Chief Technology Officer. He joined the Company as Senior Vice President of Asia-Pacific Operations in October 2004. From January 1994 to September 2004, Mr. Chen was employed at Applied Materials, Inc. as the Group Vice President and General Manager for the Copper Physical Vapor Deposition (PVD) & Interconnect Product Business Group. Prior to joining Applied Materials, Inc., Mr. Chen worked at LSI Logic and SGS-Thomson Microelectronics. Mr. Chen received his Bachelor of Science degree in Materials Science & Engineering from the National Tsing Hua University in Taiwan and his doctorate in Materials Science & Engineering from the State University of New York at Stony Brook. He holds more than 60 U.S. patents and has authored over 50 technical publications. Mr. Chen serves on the Board of Directors of Electroglas, Inc.

Mr. Foy is currently Vice President, Corporate Controller. Since joining the Company in July 1993, Mr. Foy has held several finance and operations positions, including Treasurer, from May 1997 to June 1999; Director, Worldwide Logistics, from June 1999 to May 2000; Director, Finance and Administration, Japan from May 2000 to June 2002; and Director of Finance, Business Units, R&D, and Manufacturing Operations, from July 2002 to January 2006. Mr. Foy received his Bachelor of Science degree in Economics from the University of California, Riverside, and his Master of Business Administration from Santa Clara University.

Mr. Kurtz is currently Executive Vice President and Chief Financial Officer. He joined the Company in September of 2005. Prior to joining the Company, Mr. Kurtz was senior vice president and chief financial officer at Engenio Information Technologies, Inc., a subsidiary of LSI Logic Corporation. From July 2001 to February 2004, Mr. Kurtz served as Chief Operating Officer and Chief Financial Officer of 3PARdata, Inc., a privately held data storage company. From August 1998 to June 2001, Mr. Kurtz served as Executive Vice President and Chief Financial Officer of Scient Corporation, a provider of Internet consulting and IT professional services. From July 1983 to August 1998, Mr. Kurtz served in various capacities at AT&T, including Vice President of Cost Management and Chief Financial Officer of AT&T's Business Markets Division. Prior to joining AT&T, he worked at Price Waterhouse, now PricewaterhouseCoopers LLP. Mr. Kurtz is a certified public accountant and received a Bachelor of Science degree in Commerce from Rider University and a Master of Science in Management from Stanford University, Alfred P. Sloan Program. He is currently a member of the board of directors and chair of the audit committees at PMC-Sierra, Inc. and Redback Networks, Inc.

Mr. Lord is currently Senior Vice President of Business Development and Strategic Planning. Since joining the Company in February 2001, Mr. Lord has held a number of positions, including Vice President of Business Development and Strategic Planning from October 2004 to October 2005; Senior Director of Marketing from March 2002 to October 2004; and Senior Director of Business Development from February 2001 to March 2002. Prior to joining the Company, Mr. Lord was employed for six years at KLA-Tencor Corporation in various product marketing and management roles. Mr. Lord holds a Bachelor of Science degree, a Master of Science degree and a Ph.D. in Mechanical Engineering from the Massachusetts Institute of Technology.

Mr. Somekh joined the Company in January 2004 as President, and member of the Office of the CEO. Prior to joining the Company, Mr. Somekh worked for 23 years at Applied Materials, Inc., where he held several management positions, including Executive Vice President, Chairman of the Executive Committee. Mr. Somekh is also a member of the board of directors of Synopsys, Inc., a provider of electronic design automation, and Nanosys, Inc., a nanotechnology company. Mr. Somekh received his Ph.D. in Electrical Engineering from the California Institute of Technology.

Officers serve at the discretion of the Board of Directors until their successors are appointed. There are no family relationships among the Company's executive officers or directors.

Executive Compensation

Summary Compensation Table

The following table sets forth certain information concerning compensation of the Chief Executive Officer and the four other most highly compensated executive officers of the Company serving as executive officers on December 31, 2005 whose aggregate cash compensation exceeded $100,000 during the year ended December 31, 2005 for services rendered to the Company in all capacities for the three years ended December 31, 2005 (collectively, the "named executive officers"), as well as one individual who would have been among the Company's named executive officers had he been serving as an executive officer on December 31, 2005.

		Annual Compensation				Long-Term Compensation Awards		
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Other Annual Compensation ($)	Total Annual Compensation	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)(2)	All Other Compensation ($)
Richard S. Hill	2005	840,000	782,880	35,872(3)	1,658,752	1,230,500(4)	150,000	2,070
Chairman of the Board and	2004	774,231	1,076,880	34,932(3)	1,886,043	2,343,000(5)(6)	350,000	2,070
Chief Executive Officer	2003	750,000	—	31,628(3)	781,112	—	—	4,002
Sasson Somekh (7)	2005	520,000	312,322	19,436(8)	851,758	742,800(9)	70,000	3,870
President	2004	423,846	593,110	6,150(8)	1,023,106	2,389,185(6)(10)(11)	412,500	3,906
	2003	—	—	—	—	—	—	
Wilbert van den Hoek	2005	346,000	192,883	10,588(12)	549,471	309,500(13)(14)	28,000(15)	1,156
Executive Vice President	2004	319,385	296,522	10,292(12)	626,199	692,910(6)(10)(13)	87,500	1,059
	2003	299,596	—	10,054(12)	309,650	—	—	988
Jeffrey C. Benzing	2005	343,000	189,753	18,588(16)	551,341	495,200(14)(17)	40,000	1,145
Executive Vice President	2004	330,000	286,080	17,792(16)	633,872	364,890(6)(10)(17)	70,000	1,098
	2003	328,789	—	15,854(16)	344,643	—	—	1,092
John Chenault	2005	312,000	179,236	7,849(18)	499,085	—	—	2,962
Executive Vice President	2004	301,923	253,063	7,752(18)	562,738	312,400(6)(19)	45,000	2,838
	2003	339,192	—	7,454(18)	346,646	—	—	3,239
Fusen Chen (20)	2005	294,615	180,724	6,300(21)	481,640	758,970(14)(22)	65,000	965
Executive Vice President	2004	72,500	248,530	—	321,030	521,100(23)	120,000	202
	2003	—	—	—	—	—	—	

(1) Mr. Hill and the other executive officers have not received any salary increases for 2006, except for Mr. Chen, whose 2006 salary increase to $330,000 was approved in December 2005.

(2) Amounts represent stock option grants. See Option/SAR Grants in Fiscal Year 2005 table.

(3) Represents (i) $6,300, $6,150 and $6,000 in matching contributions by the Company to Mr. Hill's 401(k) plan in 2005, 2004 and 2003, respectively, (ii) $29,572, $28,782, and $25,112 in tax preparation and financial advisory fees paid in 2005, 2004, and 2003, respectively, by the Company on behalf of Mr. Hill and (iii) $516 in country club membership dues reimbursed to Mr. Hill in 2003.

(4) Represents a total of 50,000 performance based shares granted to Mr. Hill on December 16, 2005 pursuant to a Restricted Stock Award Agreement. Value is based on the price of the Company's Common Stock on December 16, 2005 ($24.61). 100% of the shares will vest when the Company has four consecutive quarters totaling $2.0 billion of revenue. In the event that the Company has not had four consecutive quarters totaling $2.0 billion of revenue by December 16, 2009, 100% of the shares will be forfeited automatically.

(5) Represents a total of 75,000 shares granted to Mr. Hill on June 11, 2004 pursuant to a Restricted Stock Award Agreement.

(6) Value is based on the price of the Company's Common Stock on June 11, 2004 ($31.24). 50% of the shares will vest when the Company has four consecutive quarters totaling $2.5 billion of revenue and the

remaining 50% will vest on June 11, 2009. In the event that the Company has not had four consecutive quarters totaling $2.5 billion of revenue, 100% of the shares will vest on June 11, 2009.

(7) Mr. Somekh joined the Company in January 2004.

(8) Represents $6,300 and $6,150 in matching contributions by the Company to Mr. Somekh's 401(k) plan in 2005 and 2004, respectively, and $12,858 in tax preparation and financial advisory fees paid in 2005 by the Company on behalf of Mr. Somekh.

(9) Represents a total of 30,000 performance based shares granted to Mr. Somekh on December 15, 2005 pursuant to a Restricted Stock Award Agreement. Value is based on the price of the Company's Common Stock on December 15, 2005 ($24.76). 100% of the shares will vest when the Company has four consecutive quarters totaling $2.0 billion of revenue. In the event that the Company has not had four consecutive quarters totaling $2.0 billion of revenue by December 16, 2009, 100% of the shares will be forfeited automatically.

(10) Value is based on the price of the Company's Common Stock on December 9, 2004 ($27.91). 50% of the shares will vest when the Company has four consecutive quarters totaling $2.5 billion of revenue and the remaining 50% will vest on December 9, 2009. In the event that the Company has not had four consecutive quarters totaling $2.5 billion of revenue, 100% of the shares will vest on December 9, 2009.

(11) Includes a total of 50,000 shares granted to Mr. Somekh pursuant to a Restricted Stock Award Agreement. Value is based on the price of the Company's Common Stock on January 29, 2004 ($32.53). 20% of the shares vest on January 26 of each year, beginning on January 26, 2005. Also includes a total of 19,500 shares granted to Mr. Somekh on June 11, 2004 pursuant to a Restricted Stock Award Agreement and a total of 5,500 shares granted to Mr. Somekh on December 9, 2004 pursuant to a Restricted Stock Award Agreement.

(12) Represents (i) $6,300, $6,150 and $6,000 in matching contributions by the Company to Mr. van den Hoek's 401(k) plan in 2005, 2004 and 2003, respectively, and (ii) $4,288, $4,142 and $4,054 in tax preparation and financial advisory fees paid in 2005, 2004 and 2003, respectively, by the Company on behalf of Mr. van den Hoek.

(13) Includes (i) a total of 19,500 shares granted to Mr. van den Hoek on June 11, 2004; (ii) a total of 3,000 shares granted to Mr. van den Hoek on December 9, 2004; and (iii) a total of 12,500 shares granted to Mr. Van den Hoek on December 15, 2005 pursuant to Restricted Stock Award Agreements. Subsequently, in February 2006, 6,250 of the shares granted on December 15, 2005 were returned to the Company in accordance with the terms of Mr. van den Hoek's part-time employment agreement with the Company.

(14) Value is based on the price of the Company's Common Stock on December 15, 2005 ($24.76). 50% of the shares will vest on December 15, 2008 and the remaining 50% will vest when the Company has four consecutive quarters totaling $2.0 billion of revenue. In the event that the Company has not had four consecutive quarters totaling $2.0 billion of revenue, 50% of the shares will be forfeited automatically.

(15) On February 2006, 14,000 of the shares granted on December 15, 2005 were returned to the Company in accordance with the terms of Mr. van den Hoek's part-time employment agreement with the Company.

(16) Represents (i) $6,300, $6,150 and $6,000 in matching contributions by the Company to Mr. Benzing's 401(k) plan in 2005, 2004 and 2003, respectively, and (ii) $12,288, $11,642, and $9,854 tax preparation and financial advisory fees paid in 2005, 2004 and 2003, respectively, by the Company on behalf of Mr. Benzing.

(17) Includes (i) a total of 9,000 shares granted to Mr. Benzing on June 11, 2004, (ii) a total of 3,000 shares granted to Mr. Benzing on December 9, 2004; and (iii) a total of 20,000 shares granted to Mr. Benzing on December 15, 2005 pursuant to Restricted Stock Award Agreements.

(18) Represents (i) $4,849, $5,252 and $5,454 in matching contributions by the Company to Mr. Chenault's 401(k) plan in 2005, 2004 and 2003, respectively, and (ii) $3,000, $2,500 and $2,000 in tax preparation and financial advisory fees paid in 2005, 2004 and 2003, respectively, by the Company on behalf of Mr. Chenault.

(19) Includes 10,000 shares granted to Mr. Chenault on June 11, 2004 pursuant to a Restricted Stock Award Agreement.

(20) Mr. Chen joined the Company in October 2004 as Senior Vice President, Asia Pacific Operations and was promoted to Chief Technology Officer in October 2005.

(21) Represents $6,300 in matching contributions by the Company to Mr. Chen's 401(k) plan in 2005.

(22) Includes a total of 15,000 shares granted to Mr. Chen on May 2, 2005 pursuant to a Restricted Stock Award Agreement. Value is based on the price of the Company's Common Stock on May 2, 2005 ($23.61). 50% will vest when the Company has four consecutive quarters totaling $2.5 billion of revenue. In the event that the Company has not had four consecutive quarters totaling $2.5 billion of revenue, 100% of the shares will vest on May 2, 2009. Also includes a total of 5,000 shares granted to Mr. Chen on October 27, 2005 pursuant to a Restricted Stock Award Agreement. Value is based on the price of the Company's Common Stock on October 27, 2005 ($21.54). 100% of the shares will vest on October 27, 2010. Lastly, includes a total of 12,000 shares granted to Mr. Chen on December 15, 2005 pursuant to Restricted Stock Award Agreement.

(23) Includes 15,000 shares granted to Mr. Chen on October 21, 2004 pursuant to a Restricted Stock Award Agreement. Value is based on the price of the Company's Common Stock on October 21, 2004 ($25.58). 5,000 shares shall vest on each anniversary of the grant date. Also includes 5,000 shares granted to Mr. Chen on December 16, 2004 pursuant to a Restricted Stock Award Agreement. Value is based on the Company's Common Stock on December 16, 2004 ($27.48). 50% of the shares will vest when Company has four consecutive quarters totaling $2.5 billion of revenue. In the event that the Company has not had four consecutive quarters totaling $2.5 billion of revenue, 100% of the shares will vest on December 16, 2009.

Option/SAR Grants in Fiscal Year 2005

The following table provides certain information with respect to stock options granted to the named executive officers during the fiscal year ended December 31, 2005:

Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees (1)	Exercise Price Per Share	Expiration Date	Grant Date Present Value (2)	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)	
						5%	10%
Richard S. Hill	150,000	5.15%	$24.61	12/16/2015	$1,569,169	$2,321,565	$5,883,300
Sasson Somekh	70,000	2.40%	24.76	12/15/2015	736,743	1,090,000	2,762,274
Wilbert van den Hoek	28,000(4)	0.96%	24.76	12/15/2015	294,697	436,000	1,104,910
Jeffrey C. Benzing	40,000	1.37%	24.76	12/15/2015	420,996	622,857	1,578,443
John Chenault	—	—	—	—	—	—	—
Fusen Chen	25,000	0.86%	21.54	10/27/2015	228,903	338,660	858,230
	40,000	1.37%	24.76	12/15/2015	420,996	622,857	1,578,443

(1) Based on a total of 2,910,815 options granted to employees of the Company, including the named executive officers, in 2005.

(2) This estimated hypothetical value is based on a Black-Scholes option pricing model pursuant to Statement of Financial Accounting Standards No. 123. We used the following assumptions in estimating this value: potential option term, 3.9 years; risk-free rate of return, 4.374%; and expected volatility, 50.15%.

(3) The potential realizable value portion of the foregoing table illustrates value that might be realized upon exercise of the options immediately prior to the expiration of their terms, assuming the specified compounded rates of appreciation on the Company's Common Stock over the term of the options. Actual gains, if any, on stock option exercise are dependent upon a number of factors, including the future performance of the Common Stock, overall stock market conditions and the timing of option exercises, if any. There can be no assurance that amounts reflected in this table will be achieved.

(4) In February 2006, 14,000 of the shares granted on December 15, 2005 were returned to the Company in accordance with the terms of Mr. van den Hoek's part-time employment agreement with the Company. Value after return of shares was $147,349.

Aggregated Option/SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/SAR Values

The following table sets forth certain information with respect to stock options exercised by the named executive officers during the fiscal year ended December 31, 2005, including the aggregate value of gains on the date of exercise. In addition, the table sets forth the number of shares covered by stock options as of December 31, 2005, and the value of "in-the-money" stock options, which represents the positive spread between the exercise price of a stock option and the market price of the shares subject to such option on December 31, 2005.

			Number of Securities Underlying Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005 (1)	
Name	Shares Acquired	Value Realized	Exercisable (2)	Unexercisable	Exercisable	Unexercisable
Richard S. Hill	0	—	1,437,936	341,412	$181,600	$ 0
Sasson Somekh	0	—	318,750	163,750	0	0
Wilbert van den Hoek	206,250	$2,194,644	509,300	78,000	0	0
Jeffrey C. Benzing	0	—	480,582	90,000	123,636	0
John Chenault	0	—	521,372	12,500	162,722	0
Fusen Chen	0	—	30,000	155,000	0	64,500

(1) Calculated on the basis of the last reported sale price per share for the Company's Common Stock on the Nasdaq National Market System of $24.12 on December 30, 2005, which was the last trading day of fiscal 2005.

(2) Approximately 399,000 of the options which were accelerated on November 15, 2005 are subject to a Resale Restriction Agreement. The form of Resale Restriction Agreements is attached as an exhibit to the Company's Current Report on Form 8-K filed with the SEC on November 15, 2005.

Equity Compensation Plan Information

The following table gives information about the Company's Common Stock that may be issued upon the exercise of options, warrants and rights under all of the Company's existing equity compensation plans as of December 31, 2005, including the Amended and Restated 1992 Stock Option Plan, the Amended and Restated 1992 Employee Stock Purchase Plan, the Amended and Restated 2001 Stock Incentive Plan, the 2001 Non-Qualified Stock Option Plan, as amended, and the option plans and agreements assumed by the Company in connection with the acquisitions of GaSonics International Corporation (the "GaSonics Acquisition") and SpeedFam-IPEC, Inc. (the "SpeedFam-IPEC Acquisition").

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	13,697,952	$29.87	5,286,109
Equity compensation plans not approved by security holders (2)(3)(4)(5)	10,438,938	$34.31	1,422,349
Total	24,136,890	$31.79	6,708,458

(1) Represents shares of the Company's Common Stock issuable pursuant to the Company's Amended and Restated 1992 Stock Option Plan (the "1992 Plan"), Amended and Restated 1992 Employee Stock Purchase Plan (the "1992 ESPP"), and Amended and Restated 2001 Stock Incentive Plan (the "2001 Plan").

The 1992 Plan was originally adopted by the Board of Directors in April 1992 and was approved by the shareholders in May 1992. The Board of Directors adopted amendments and restatements of the 1992 Plan in 1993, 1995, 1996, 1997, 1998 and 1999. These amendments and restatements were approved by the shareholders in 1994, 1995, 1996, 1997, 1998 and 2000. The 1992 Plan is administered by the Stock Option and Compensation Committee. Options granted pursuant to the 1992 Plan generally vest ratably over a four-year period on the anniversary of the date of grant or as determined by the Stock Option and Compensation Committee. Stock options expire ten years after the date of grant. The 1992 Plan expired in 2002 and options are no longer granted under the 1992 Plan. As of December 31, 2005, there were options outstanding to purchase 8,401,311 shares of the Company's Common Stock under the 1992 Plan at a weighted average exercise price of $31.75 per share and no shares available for future issuance.

The 1992 ESPP was originally adopted by the Board of Directors and approved by the shareholders in May 1992. Amendments and restatements of the 1992 ESPP were adopted by the Board of Directors and approved by the shareholders in 1995, 1996, 1997, 1998, 1999, 2002 and 2005. The purpose of the 1992 ESPP is to provide participating employees of the Company with an opportunity to purchase Common Stock of the Company through payroll deductions. The 1992 ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code of 1986, as amended. The 1992 ESPP is implemented by one offering during each six-month period. The Board of Directors may alter the duration of the offering periods without shareholder approval. The price per share at which shares are sold under the 1992 ESPP is equal to the lower of (i) 85% of the fair market value of the Common Stock on the date of commencement of the six-month offering period, or (ii) 85% of the fair market value of the Common Stock on the last day of the offering period. The fair market value of the Common Stock on a given date is determined by the Board of Directors based upon the last sale price of the Common Stock on the Nasdaq National Market System as of such date. The purchase price of the shares is accumulated by payroll deductions during the offering period. The deductions may not exceed the lesser of (i) 15% of a participant's eligible compensation, which is defined in the 1992 ESPP to include the regular straight time gross salary in effect at the beginning of the offering period, exclusive of any payments for overtime, shift premium, bonuses, commissions, incentive compensation, incentive payments, or other compensation, or (ii) $5,000 for each offering period. A participant may purchase no more than 1,000 shares in any one offering period. As of December 31, 2005, there were 883,650 shares available for future issuance under the 1992 ESPP.

The 2001 Plan was originally adopted by the Board of Directors in March 2001 and approved by the shareholders in May 2001. An amendment and restatement of the 2001 Plan was adopted by the Board of Directors and approved by shareholders in 2005. The 2001 Plan is administered by the Stock Option and Compensation Committee. Options granted pursuant to the 2001 Plan generally vest ratably over a four-year period on the anniversary of the date of grant or as determined by the Stock Option and Compensation Committee. Options expire ten years after the date of grant. The stock options issued under the 2001 Plan have an exercise price of not less than 100% of the fair market value of the Common Stock on the date of grant of the option. Options are generally non-transferable. As of December 31, 2005, there were options outstanding to purchase 5,296,641 shares of the Company's Common Stock under the 2001 Plan at a weighted average exercise price of $26.89 per share and 4,402,459 shares available for future issuance.

(2) Includes 506,877 shares of the Company's Common Stock issuable pursuant to option plans and agreements assumed pursuant to the GaSonics Acquisition and 10,344 shares of the Company's Common Stock available for future issuance pursuant to option plans assumed pursuant to the GaSonics Acquisition. The option agreements were originally issued by GaSonics under the GaSonics International Corporation 1994 Stock Option/Stock Issuance Plan, the Gamma Precision Technology 1998 Stock Option Plan and the GaSonics International Corporation 2000 Supplemental Stock Option Plan (collectively, the "GaSonics Plans"), which are described below.

Pursuant to the GaSonics Acquisition, the Company assumed the option agreements then outstanding under the GaSonics Plans (the "GaSonics Assumed Options"). The GaSonics Assumed Options are governed by the terms of the respective GaSonics Plan under which they were originally issued. In addition, any future options issued under the GaSonics Plans will be governed by the respective plan under which such options are issued. Options governed by the terms of the GaSonics Plans generally are non-transferable (with the exception of non-qualified stock options, which may be assigned) and expire no later than ten years from date of grant. Options generally are exercisable immediately upon vesting. Shares of Common Stock issuable and/or exercised under the GaSonics Plans vest based upon years of service, generally four years. The GaSonics Plans, other than the Gamma Precision Technology 1998 Stock Option Plan, which was assumed by GaSonics when GaSonics acquired Gamma Precision Technology, were duly approved by the shareholders of GaSonics prior to the GaSonics Acquisition.

(3) Includes 801,666 shares of the Company's Common Stock issuable pursuant to option plans and agreements assumed pursuant to the SpeedFam-IPEC Acquisition and 56,642 shares of the Company's Common Stock available for future issuance pursuant to option plans assumed pursuant to the SpeedFam-IPEC Acquisition. The option agreements were originally issued by SpeedFam-IPEC under the SpeedFam, Inc. 1991 Employee Incentive Stock Option Plan, as amended, the SpeedFam-IPEC, Inc. 1992 Stock Option Plan, as amended, the 1995 Stock Plan for Employees and Directors of SpeedFam-IPEC International, Inc., as amended, the 2001 Nonstatutory Stock Option Plan of SpeedFam-IPEC, Inc., and the Stand-Alone Nonstatutory Stock Option Agreement of SpeedFam-IPEC, Inc., dated June 14, 2001 (collectively, the "SpeedFam-IPEC Plans"), which are described below.

Pursuant to the SpeedFam-IPEC Acquisition, the Company assumed the option agreements then outstanding under the SpeedFam-IPEC Plans (the "SpeedFam-IPEC Assumed Options"). The SpeedFam-IPEC Assumed Options are governed by the terms of the respective SpeedFam-IPEC Plan under which they were originally issued. In addition, any future options issued under the SpeedFam-IPEC Plans will be governed by the respective plan under which such options are issued. Options governed by the terms of the SpeedFam-IPEC Plans generally are non-transferable and expire no later than ten years from date of grant. Options generally are exercisable immediately, upon vesting. Shares of Common Stock issuable and/or exercised under the SpeedFam-IPEC Plans vest based upon years of service, generally four years. The SpeedFam-IPEC Plans, other than the 2001 Nonstatutory Stock Option Plan of SpeedFam-IPEC, Inc. and the Stand-Alone Nonstatutory Stock Option Agreement of SpeedFam-IPEC, Inc., dated June 14, 2001, were duly approved by the shareholders of SpeedFam-IPEC prior to the SpeedFam-IPEC Acquisition.

(4) Includes 8,880,395 shares of the Company's Common Stock issuable pursuant to option plans and agreements and 1,355,363 shares of the Company's Common Stock available for future issuance pursuant to the Company's 2001 Non-Qualified Stock Option Plan, which is described below.

The Board of Directors adopted the 2001 Non-Qualified Stock Option Plan (the "2001 Non-Qualified Plan") in December 2001. The 2001 Non-Qualified Plan is administered by the Stock Option and Compensation Committee. Pursuant to the 2001 Non-Qualified Plan, the Stock Option and Compensation Committee may grant non-qualified stock options, at its discretion, to employees, independent contractors and consultants of the Company or any parent or subsidiary corporation of the Company. Only non-qualified stock options may be issued under the 2001 Non-Qualified Plan. Stock options may not be granted to officers or directors of the Company from the 2001 Non-Qualified Plan. Stock options shall be issued under the 2001 Non-Qualified Plan with an exercise price of not less than 100% of the fair market value of the Common Stock on the date of grant of the option. Options are generally non-transferable. The term of all options granted under the Plan shall not exceed ten years from the date of grant.

(5) Includes 250,000 shares of the Company's Common Stock issuable pursuant to the grant of an employment inducement stock option to Sasson Somekh, who joined the Company in January 2004.

Employment Agreements

Richard S. Hill. Effective as of March 11, 2005, the Company entered into an amended and restated employment agreement with Richard S. Hill, who is currently serving as our Chairman and Chief Executive Officer. This agreement amends and restates in its entirety Mr. Hill's prior employment agreement dated as of October 1, 1998, as amended December 17, 1999 and January 14, 2004.

The current agreement provides for an initial employment term through December 31, 2006, with automatic renewals for successive two year periods if Mr. Hill continues to serve on the last day of each term. The agreement further provides that Mr. Hill will receive a base salary of $840,000 per annum and will be eligible to participate in the Company's existing executive bonus plan.

In addition, Mr. Hill will be entitled to receive certain benefits and/or payments in connection with the termination of the agreement. These benefits and/or payments will vary depending upon whether termination of the agreement occurs as a result of Mr. Hill's death, disability, resignation for "Good Reason," or termination "Not for Cause" (all as defined in the agreement). If the agreement is terminated by reason of Mr. Hill's death, the Company will continue to pay salary and benefits to Mr. Hill's estate through the second full month after his death. If the agreement is terminated by reason of Mr. Hill's disability, as defined therein, the Company will continue to employ Mr. Hill at 66 2/3% of his base salary at the time of disability and shall include Mr. Hill in the Company's health insurance benefit plans until he reaches age 65. If the Company terminates the agreement Not for Cause or if Mr. Hill resigns for Good Reason, Mr. Hill will be entitled to receive (i) the greater of a severance payment equal to two years of his then current base salary, or his base salary through the expiration date of the agreement, which shall be payable in the form of salary continuation for two years on the Company's normal payroll schedule; (ii) annual bonus payments equal to 150% of his then current base annual salary during the salary continuation period, payable in any year in which the Company pays any bonuses to any other employees; (iii) payment of health insurance premiums in accordance with the Company's officer retirement health benefit program without regard to any age or length of service limitations for that program; (iv) continued vesting of his stock options through the salary continuation period, with vested options to be exercised within three years following the end of such period, during which time Mr. Hill will serve as a consultant; and (v) immediate vesting of his restricted stock award such that the Company's right to repurchase such restricted stock shall immediately lapse. Payments during this salary continuation period are conditioned upon Mr. Hill's observance of obligations not to compete with the Company's business. Mr. Hill's right to terminate for Good Reason shall continue for two years following a "Change of Control" (as defined in the agreement) in which he accepts a position with the Company or its successor, other than as chairman and chief executive officer. Mr. Hill's Change of Control payments and benefits may be reduced such that they would not constitute a "parachute payment" within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), or be subject to the excise tax imposed by Section 4999 of the Code. If the Company terminates the agreement for "Cause" (as defined in the agreement), or if Mr. Hill terminates Not for Cause, no further rights to compensation or benefits will accrue to Mr. Hill, except that in a termination Not for Cause (i) Mr. Hill and his qualified dependents shall receive continued health insurance coverage under the Company's officer retirement health benefit program, without regard to any age or length of service limitations for that program and (ii) if Mr. Hill is age fifty-five or older, he will receive a payment equal to twenty-four times his highest base monthly salary and an additional payment calculated according to the schedule set forth in the agreement. If Mr. Hill terminates his employment "Not for Cause" or retires after being disabled he will also receive the benefits he is entitled to under the Company's July 1993 Board of Directors' Resolution Regarding Officers' Retirement, Medical and Dental Coverage; these may include lifetime health insurance for himself and his qualified dependents.

In addition, effective as of November 15, 2005, the Stock Option and Compensation Committee authorized the addition of the retirement benefits provided under Mr. Hill's amended and restated employment agreement to the plans and programs covered by the Company's existing rabbi trust agreement with Union Bank of California as trustee.

Sasson Somekh. In January 2004, the Company entered into an offer letter with Mr. Somekh pursuant to which the Company retained Mr. Somekh as President for an annual base salary (subject to adjustment) of $475,000. As of the end of 2004, Mr. Somekh's annual base salary has been adjusted to reflect a rate of $520,000. There has been no adjustment since that date. The Company will also pay one hundred percent of the cost of coverage for Mr. Somekh and a portion of the cost of coverage for Mr. Somekh's dependents in accordance with the terms of the Company's health, dental, vision, life and long-term disability insurance programs. As a senior member of the Company's executive team, Mr. Somekh is entitled to unlimited use of the Company's executive financial counselors at no cost to Mr. Somekh for the course of his employment at the Company and to the use of Ernst & Young LLP to prepare his personal tax returns.

Fusen Chen. In October 2004, the Company entered into an offer letter with Mr. Chen pursuant to which the Company retained Mr. Chen as Senior Vice President, Asia Operations, for an annual base salary (subject to adjustment) of $290,000. As of the end of 2005, Mr. Chen's annual base salary for 2006 has been adjusted to reflect a rate of $330,000. The Company will also pay one hundred percent of the cost of coverage for Mr. Chen and a portion of the cost of coverage for Mr. Chen's dependents in accordance with the terms of the Company's health, dental, vision, life and long-term disability insurance programs.

Certain Relationships and Related Transactions

The Company leases an aircraft from a third-party entity wholly owned by Richard S. Hill, the Company's Chairman and Chief Executive Officer. Under the aircraft lease agreement, the Company incurred lease expense of $566,817, $918,230 and $789,025 for the years ended December 31, 2005, 2004 and 2003, respectively. As part of the Company's internal audit plan, in January 2004, the Audit Committee authorized the Company's internal audit function to conduct a study of lease rates for similar aircraft. The results of this study confirmed that rates charged by the third-party entity would be comparable to amounts charged by third-party commercial charter companies for similar aircraft.

Mr. Hill is a member of the Board of Directors of the University of Illinois Foundation. The Company regularly provides research funding to certain groups, and the Company provided research grants to the University of Illinois and certain of its professors in the amount of $120,250, $100,000 and $100,000 in the years ended December 31, 2005, 2004 and 2003, respectively.

During the years ended December 31, 2005, 2004 and 2003, Mr. Hill was also a member of the Board of Directors of LTX Corporation. We recorded sublease income from LTX Corporation of $1,402,790 in each of the years ended December 31, 2005, 2004 and 2003, respectively. Mr. Hill's term as a member of the Board of Directors of LTX Corporation expired in November 2005.

During each of the years ended December 31, 2005, 2004 and 2003, the Company employed, in non-executive positions, an immediate family member of each of Richard S. Hill, Jeffrey C. Benzing and Wilbert van den Hoek. The aggregate compensation amounts paid to the three family members during the years ended December 31, 2005, 2004 and 2003 were $387,931, $515,400 and $466,418, respectively. Their compensation is commensurate with their peers'.

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933, as amended (the "Securities Act"), or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that might incorporate future filings, including this Proxy Statement, in whole or in part, the following report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be deemed to be incorporated by reference into any previous or future filings under the Securities Act or the Exchange Act.

Stock Option and Compensation Committee Report on Executive Compensation

Compensation Philosophy

The Company applies a consistent compensation philosophy for all employees, including senior management. This philosophy is to recognize effort, but pay for performance. The Company establishes aggressive goals and objectives at the beginning of each year, and provides incentives to its employees and management by awarding a percentage of their compensation based on achieving these goals and objectives. By linking compensation to performance, the Company seeks to ensure that the interests of its employees are closely aligned with those of its shareholders.

The Company recognizes that competition for qualified personnel within the semiconductor industry is intense. A competitive total compensation package is necessary to attract, motivate and retain employees of the highest caliber.

Compensation Vehicles

Compensation at the Company has three principal components: Salary, Cash Bonuses and Equity Compensation.

Salary

The Company targets base salaries at the 50th percentile of comparable companies within the semiconductor industry as well as other high-technology firms. To ensure this position, the Company consults surveys that track other leading companies, many of which are included in the RDG Technology Composite Index.

Cash Bonuses

The Company includes all of its employees in the rewards of achieving its financial targets. Profit Sharing is paid to all employees who do not participate in a separate cash incentive program. Bonus participation is targeted at top management performers within the Company, and payments are designed to be a significant part of their compensation. Bonuses are based upon achievement of corporate goals and individual objectives. Corporate goals are expressed in a financial plan that includes profitability targets as well as other goals, such as inventory turns. Individual objectives depend on the role of each employee in the Company, and include such matters as sales within a particular market or to specific customers, inventory turns and technological achievements. If the corporate goals are achieved, bonuses are approved by the Stock Option and Compensation Committee (the "Compensation Committee") and distributed to participating executive officers and employees based on the achievement of their individual performance objectives.

Senior Executive Bonus Plan

During the year ended December 31, 2005, the Company maintained a senior executive bonus plan program. The Compensation Committee approved specific performance targets under the bonus plan for the fiscal year ended December 31, 2005. Bonuses are paid under the bonus plan only if performance goals set by the Company at the beginning of each fiscal year were actually achieved. Accordingly, the actual bonuses paid (if any) varied depending upon actual performance. For the fiscal year ended December 31, 2005, the Compensation Committee compared the Company's actual performance to targeted performance for the year and applied the bonus formula to this actual performance. This calculation resulted in $2,576,099 in bonuses being paid to executive officers under the senior executive bonus plan.

Equity Compensation

In addition to cash bonuses, the Company intends to utilize grants of restricted shares and awards of stock bonuses to provide additional long-term incentives for the named executive officers and other employees. Stock option grants are also used to provide additional incentives for these individuals and the stock option grant guidelines are reviewed annually to ensure their competitiveness. Participation in the program is based on industry competitive practices, the employee's individual performance and the employee's ranking within the Company. The Company offers these incentives to participating employees in a manner that is consistent with the Company's long-term goals and objectives through equity ownership.

Performance Measures and CEO and Executive Compensation

The Compensation Committee strongly believes that management should be motivated and incentivized to improve the operating performance and cash flow of the Company, not just the Company's stock price. Management should focus its efforts on successfully growing earnings and revenues and increasing asset utilization, which efforts should eventually manifest themselves in an increase in the Company's stock price. The Compensation Committee believes that this management focus should drive better performance, provide correct incentives and ultimately result in superior long-term returns to the Company's shareholders.

Mr. Hill's base salary for the fiscal year ending December 31, 2006 has been established at $840,000. His base salary was determined in part by comparing the base salaries of chief executive officers at other companies of similar size.

The bonus awarded to Mr. Hill is based on achievement of corporate goals. The criterion for payment of bonuses for fiscal 2005 was calculated based upon net after-tax profits and asset turnover. Because the net profit after-tax (NPAT) threshold approved by the Board was achieved, Mr. Hill as well as the executives eligible for cash incentive compensation each received some bonus; because the targeted values for NPAT and asset turns were not fully achieved, they did not receive as high a bonus as they might have if the goals had been met. Mr. Hill received an annual bonus in 2005 equal to approximately 93% of his base salary whereas he would have received a bonus of 150% of his base salary had the goals been fully met. The criteria for payment of bonuses for fiscal 2005 were calculated based upon a 9% after-tax profit margin on a shipments basis, adjusted for certain one-time charges, and an adjusted asset turnover factor of 1.24. Mr. Hill was also granted 150,000 stock options in 2005.

When the Compensation Committee and the Board met in December 2005, the Chief Executive Officer and senior management recommended restricted stock grants to Section 16 executives. The Compensation Committee approved these grants and also recommended to the Board the grant of 50,000 shares of restricted stock to Mr. Hill. The restricted stock grant to Mr. Hill specifies that 100% of the shares will vest when the Company has four consecutive quarters totaling $2.0 billion of revenue. In the event that the Company has not had four consecutive quarters totaling $2.0 billion of revenue on or before December 16, 2009, all of the shares will be forfeited.

Compensation Policy Regarding Deductibility

It is the Company's policy to make reasonable efforts to cause executive compensation to be eligible for deductibility under section 162(m) of the Internal Revenue Code. Under Section 162(m), the federal income tax deductibility of compensation paid to the Company's Chief Executive Officer and to each of its four other most highly compensated executive officers may be limited to the extent that such compensation exceeds $1 million in any one year. Under Section 162(m), the Company may deduct compensation in excess of $1 million if it qualifies as "performance-based compensation," as defined in Section 162(m).

In the recent past, compensation paid to the Company's Chief Executive Officer and to each of its four other most highly compensated executive officers has been deductible by the Company even though certain compensation may not have qualified as "performance-based compensation." However, it is possible that non-qualifying compensation paid to the Company's executive officers may exceed $1 million in a taxable year and therefore limit the deductibility by the Company of a portion of such compensation. For example, each of the Company's executive officers has been granted restricted stock that will vest over the next several years based upon either a time based vesting schedule or the achievement of certain performance goals. Please see the Summary Compensation Table for more details regarding such restricted stock awards.

The Company does not expect base salary cash compensation paid to each of the Company's executive officers subject to Section 162(m) to exceed $1 million for fiscal 2005, and therefore expects all such cash compensation to be deductible.

SUBMITTED BY THE STOCK OPTION AND
COMPENSATION COMMITTEE OF THE
BOARD OF DIRECTORS

J. David Litster
Youssef A. El-Mansy
Yoshio Nishi
William R. Spivey

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act or the Exchange Act that might incorporate future filings, including this Proxy Statement, the following report shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be deemed to be incorporated by reference into any previous or future filings under the Securities Act or the Exchange Act.

AUDIT COMMITTEE REPORT

The Audit Committee assists the Board of Directors in fulfilling its responsibilities to the shareholders with respect to the Company's independent registered public accounting firm, accounting and financial reporting practices, the quality and integrity of the Company's financial statements and reports, and the Company's system of internal controls over financial reporting. The Board of Directors has adopted a written charter for the Audit Committee that details the responsibilities of the Audit Committee. A copy of the charter is attached as Appendix B to this Proxy Statement. Since the effective date of the Sarbanes-Oxley Act of 2002, the Audit Committee has become responsible for the appointment, compensation and oversight of the work of the Company's independent registered public accounting firm.

With regard to the fiscal 2005 audit, the Audit Committee discussed with Ernst & Young LLP, the Company's independent registered public accounting firm for the year ended December 31, 2005, the scope, extent and procedures for its audits. Following completion of the audits, the Audit Committee met with Ernst & Young LLP, with and without management present, to discuss the results of its examinations, the cooperation received by it during the audit examination, its evaluation of the Company's internal controls over financial reporting and the overall quality of the Company's financial reporting.

Management has the primary responsibility for the Company's financial statements, reporting process and systems of internal controls. In fulfilling its responsibilities, the Audit Committee reviewed and discussed the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, with management. Discussion topics included the quality and acceptability of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements.

The Company's independent registered public accounting firm is responsible for expressing an opinion on the conformity of the audited financial statements with generally accepted accounting principles. The Audit Committee reviewed and discussed with Ernst & Young LLP its judgments as to the quality and acceptability of the Company's accounting principles and such other matters as are required to be discussed under generally accepted auditing standards pursuant to Statement of Auditing Standards No. 61 (Communication with Audit Committees). In addition, the Audit Committee received from Ernst & Young LLP written disclosures and a letter regarding its independence as required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), discussed with Ernst & Young LLP its independence from management and the Company, and considered the compatibility of non-audit services with such independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors subsequently approved) the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2005, for filing with the Securities and Exchange Commission.

In addition, the Audit Committee has selected Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2006, and the Board of Directors concurred with such selection. The Audit Committee has recommended to the shareholders that they ratify and approve the selection of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2006.

SUBMITTED BY THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Ann D. Rhoads
Neil R. Bonke
Glen G. Possley
Delbert A. Whitaker

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act or the Securities Exchange Act that might incorporate future filings, including this Proxy Statement, the information contained in the following graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be deemed to be incorporated by reference into any previous or future filings under the Securities Act or the Exchange Act.

Performance Graph

The following line graph compares the annual percentage change in (i) the cumulative total shareholder return on the Company's Common Stock since December 31, 2000 with (ii) the cumulative total shareholder return on (a) the Standard & Poor's 500 Index; and (b) the RDG Technology Composite Index. The comparison assumes an investment of $100 on December 31, 2000 and reinvestment of dividends, if any. The comparisons in this table are not intended to forecast or be indicative of possible future performance of the Company's Common Stock.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG NOVELLUS SYSTEMS, INC., THE S & P 500 INDEX
AND THE RDG TECHNOLOGY COMPOSITE INDEX
DOLLARS
140
120
100
80
60
40
20
0
12/00
12/01
12/02
12/03
12/04
12/05
NOVELLUS SYSTEMS, INC.
S & P 500
RDG TECHNOLOGY COMPOSITE

* $100 on 12/31/00 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

www.researchdatagroup.com/S&P.htm

	Cumulative Total Return					
	12/00	12/01	12/02	12/03	12/04	12/05
Novellus Systems, Inc.	$100.00	$109.77	$78.14	$117.01	$77.61	$ 67.12
Standard & Poor's 500 Index	100.00	88.12	68.64	88.33	97.94	102.75
RDG Technology Composite	100.00	73.13	45.16	67.00	69.27	71.18

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the beneficial ownership of the Company's Common Stock as of March 31, 2006 as to (a) each director and nominee, (b) each named executive officer for the year ended December 31, 2005, as well as one individual who would have been a named executive officer had he been serving as an executive officer on December 31, 2005, (c) all current officers and directors as a group, and (d) each person known by the Company, as of December 31, 2005, to beneficially own more than 5% of the outstanding shares of its Common Stock.

	Beneficial Ownership (1)	
Beneficial Owner	**Number of Shares**	**Percent of Total**
Richard S. Hill (2)	1,761,092	1.33%
Neil R. Bonke (3)	27,545	*
Youssef A. El-Mansy (4)	26,000	*
J. David Litster (5)	66,000	*
Yoshio Nishi (6)	51,000	*
Glen G. Possley (7)	115,000	*
Ann D. Rhoads (8)	41,000	*
William R. Spivey (9)	79,000	*
Delbert A. Whitaker (10)	51,000	*
Jeffrey C. Benzing (11)	808,449	*
Fusen Chen (12)	84,800	*
John Chenault (13)	557,644	*
Sasson Somekh (14)	420,741	*
Wilbert van den Hoek (15)	549,486	*
All current officers and directors as a group (18 persons) (16)	4,120,900	3.06%
T. Rowe Price Associates, Inc. (17) 100 E. Pratt Street Baltimore, MD 21202	8,642,927	6.62%

* Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of March 31, 2006 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. Applicable percentages are based on 130,471,369 shares outstanding on March 31, 2006, adjusted as required by the rules. To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person's name.

(2) Includes (i) options to purchase an aggregate of 1,437,936 shares which will be fully vested and exercisable within 60 days of March 31, 2006, (ii) 175,000 shares subject to further vesting restrictions, (iii) 6,214 shares held by Mr. Hill's spouse, (iv) 2,000 shares held by Mr. Hill's spouse subject to further vesting restrictions and (v) options to purchase an aggregate of 59,283 shares held by Mr. Hill's spouse which will be fully vested and exercisable within 60 days of March 31, 2006.

(3) Includes (i) options to purchase an aggregate of 22,545 shares which will be fully vested and exercisable within 60 days of March 31, 2006 and (ii) 5,000 shares subject to further vesting restrictions.

(4) Includes (i) options to purchase an aggregate of 18,000 shares which will be fully vested and exercisable within 60 days of March 31, 2006 and (ii) 5,000 shares subject to further vesting restrictions.

(5) Includes (i) options to purchase an aggregate of 56,000 shares which will be fully vested and exercisable within 60 days of March 31, 2006 and (ii) 5,000 shares subject to further vesting restrictions.

(6) Includes (i) options to purchase an aggregate of 46,000 shares which will be fully vested and exercisable within 60 days of March 31, 2006 and (ii) 5,000 shares subject to further vesting restrictions.

(7) Includes (i) options to purchase an aggregate of 56,000 shares which will be fully vested and exercisable within 60 days of March 31, 2006 and (ii) 5,000 shares subject to further vesting restrictions.

(8) Includes (i) options to purchase an aggregate of 36,000 shares which will be fully vested and exercisable within 60 days of March 31, 2006 and (ii) 5,000 shares subject to further vesting restrictions.

(9) Includes (i) options to purchase an aggregate of 56,000 shares which will be fully vested and exercisable within 60 days of March 31, 2006 and (ii) 5,000 shares subject to further vesting restrictions.

(10) Includes (i) options to purchase an aggregate of 46,000 shares which will be fully vested and exercisable within 60 days of March 31, 2006 and (ii) 5,000 shares subject to further vesting restrictions.

(11) Includes (i) options to purchase an aggregate of 480,582 shares which will be fully vested and exercisable within 60 days of March 31, 2006, (ii) 37,000 shares subject to further vesting restrictions, (iii) 4,357 shares held jointly by Mr. and Mrs. Benzing, (iv) 17,000 shares held by Mr. Benzing's spouse subject to further vesting restrictions, and (v) options to purchase an aggregate of 267,600 shares held by Mr. Benzing's spouse which will be fully vested and exercisable within 60 days of March 31, 2006.

(12) Includes (i) options to purchase an aggregate of 30,000 shares which will be fully vested and exercisable within 60 days of March 31, 2006 and (ii) 47,000 shares subject to further vesting restrictions.

(13) Includes (i) options to purchase an aggregate of 521,372 shares which will be fully vested and exercisable within 60 days of March 31, 2006 and (ii) 15,000 shares subject to further vesting restrictions.

(14) Includes (i) options to purchase an aggregate of 318,750 shares which will be fully vested and exercisable within 60 days of March 31, 2006 and (ii) 85,000 shares subject to further vesting restrictions.

(15) Includes (i) options to purchase an aggregate of 509,300 shares which will be fully vested and exercisable within 60 days of March 31, 2006, (ii) 33,750 shares subject to further vesting restrictions, (iii) 3,348 shares held jointly by Mr. and Mrs. van den Hoek, and (iv) options to purchase an aggregate of 1,600 shares held by Mr. van den Hoek's spouse which will be fully vested and exercisable within 60 days of March 31, 2006.

(16) Includes (i) options to purchase an aggregate of 2,922,079 shares held by the current executive officers and directors which will be fully vested and exercisable within 60 days of March 31, 2006, (ii) 639,750 shares held by the current executive officers and directors subject to further vesting restrictions, and (iii) indirect holdings attributable to executive officers in the amount of 19,000 shares.

(17) Based solely on a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006, T. Rowe Price Associates, Inc. has sole voting power with respect to 1,018,562 shares and sole dispositive power with respect to 8,642,927 shares as of December 31, 2005.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file an initial report of ownership on Form 3 and changes in ownership on Forms 4 or 5 with the SEC and The NASDAQ Stock Market, Inc. Such officers, directors and 10% shareholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of the copies of such forms received by it and written representations from certain reporting persons that no Forms 5 were required to have been filed for such persons, the Company believes that its executive officers, directors and 10% shareholders complied with all Section 16(a) filing requirements applicable to them.

Other Business

The Company knows of no other matters that will be presented for consideration at the Annual Meeting. If any other matters properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

Whether or not you expect to attend the Annual Meeting of shareholders in person, you are urged to submit your proxy as soon as possible so that your shares can be voted at the Annual Meeting in accordance with your instruction. You may submit your proxy or voting instructions (1) over the Internet, (2) by telephone, or (3) by signing, dating and returning the enclosed Proxy Card by mail in the postage-prepaid envelope provided to ensure your representation and the presence of a quorum at the Annual Meeting. If you send in your Proxy Card or submit your proxy over the Internet or by telephone and then decide to attend the Annual Meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the Proxy Statement.

ANNUAL REPORT ON FORM 10-K

UPON WRITTEN REQUEST TO THE CORPORATE SECRETARY, NOVELLUS SYSTEMS, INC., 4000 NORTH FIRST STREET, SAN JOSE, CALIFORNIA 95134, THE COMPANY WILL PROVIDE WITHOUT CHARGE TO EACH PERSON SOLICITED A COPY OF THE ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005, INCLUDING FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES FILED THEREWITH.

THE BOARD OF DIRECTORS

Dated: April 17, 2006

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APPENDIX A

NOVELLUS SYSTEMS, INC.
CORPORATE GOVERNANCE COMPARISON CHART

	Corporate Governance Guideline	Compliance	Comment
A.	**Board of Directors**		
1.	The board is controlled by greater than 75% of independent directors.	☒ Yes ☐ No	
2.	The Governance and Nominating Committee is composed solely of independent outside directors.	☒ Yes ☐ No	
3.	The Stock Option and Compensation Committee is composed solely of independent outside directors.	☒ Yes ☐ No	
4.	The company has a committee that oversees governance issues and the committee has met in the past year.	☒ Yes ☐ No	
5.	The full board of directors is elected annually.	☒ Yes ☐ No	
6.	There are between nine and twelve directors serving on the board.	☒ Yes ☐ No	
7.	The board is authorized to increase or decrease the size of the board without shareholder approval.	☐ Yes ☒ No	Our bylaws allow our Board to increase or decrease the size of the Board within a range of six to eleven.
8.	The CEO serves on the boards of two or fewer other public companies.	☒ Yes ☐ No	
9.	No former CEO of the company serves on the board.	☒ Yes ☐ No	
10.	The company has a designated lead director.	☒ Yes ☐ No	
11.	The company has governance guidelines that are publicly disclosed on the company's website.	☒ Yes ☐ No	
12.	The company has disclosed its policy that the board reviews its performance regularly.	☒ Yes ☐ No	
13.	The company has disclosed its policy that outside directors meet without the CEO present.	☒ Yes ☐ No	
14.	The company has disclosed that a board-approved CEO succession plan has been discussed and reviewed.	☒ Yes ☐ No	
15.	Board members have express authority to retain outside advisors.	☒ Yes ☐ No	
16.	All directors attended at least 75% of the board meetings in the past year or have a valid excuse if attendance is less than 75%.	☒ Yes ☐ No	
17.	Vacant board seats are filled by directors elected by shareholders.	☒ Yes ☐ No	

	Corporate Governance Guideline	Compliance	Comment
18.	The company has a policy that limits the number of other boards on which a director (other than the CEO) may serve.	☐ Yes ☒ No	Our Principles of Corporate Governance recommend that directors limit their board memberships to six. Audit Committee members are prohibited from serving on more than three audit committees simultaneously.
19.	The company has a publicly disclosed policy that directors are required to submit a letter of resignation upon a job change.	☒ Yes ☐ No	
20.	The Chairman is an independent director.	☐ Yes ☒ No	The Chairman is also CEO.
21.	The CEO is not a party to any "related party" transactions.	☐ Yes ☒ No	Please see "Certain Relationships and Related Transactions" in our Proxy Statement.
22.	Directors and officers (other than the CEO) are party to "related party" transactions.	☒ Yes ☐ No	Please see "Certain Relationships and Related Transactions" in our Proxy Statement.
23.	One or more directors have participated in a director education program during 2005.	☒ Yes ☐ No	
24.	The board conducts performance reviews of individual directors.	☐ Yes ☒ No	The performance of the board and its committees are reviewed each year.
B.	**Shareholder Voting Rights**		
1.	Shareholders have cumulative voting rights in director elections.	☒ Yes ☐ No	
2.	Shareholders may act by written consent.	☒ Yes ☐ No	
C.	**Takeover Defenses**		
1.	The company does not have a poison pill in place.	☒ Yes ☐ No	
2.	A simple majority vote of shareholders is required to amend the charter or bylaws.	☒ Yes ☐ No	
3.	The board may amend the bylaws without shareholder approval.	☒ Yes ☐ No	In certain cases, amendment of our Bylaws requires shareholder approval.
4.	Shareholders may call special meetings.	☒ Yes ☐ No	
5.	The company is subject to a control share acquisition statute.	☐ Yes ☒ No	Our stance on this matter is beneficial to our shareholders.
6.	The company is subject to a freezeout provision.	☐ Yes ☒ No	Our stance on this matter is beneficial to our shareholders.
7.	The company is subject to a fair price provision.	☐ Yes ☒ No	Our stance on this matter is beneficial to our shareholders.
8.	The company has opted out of any state stakeholder law provision.	☐ Yes ☒ No	Our stance on this matter is beneficial to our shareholders.
9.	A simple majority vote of shareholders is required to approve a merger.	☒ Yes ☐ No	

	Corporate Governance Guideline	Compliance	Comment
10.	The company is incorporated in a state without anti-takeover provisions.	☒ Yes ☐ No	
D.	**Capitalization**		
1.	Common stock and blank check preferred stock are authorized.	☒ Yes ☐ No	
E.	**Equity Compensation/Ownership**		
1.	All directors with more than one year of service own stock.	☒ Yes ☐ No	Please see "Security Ownership of Certain Beneficial Owners and Management" in our Proxy Statement.
2.	Option repricing without shareholder approval is prohibited by the company's stock option plans.	☒ Yes ☐ No	
3.	All stock-based incentive plans have been approved by shareholders.	☐ Yes ☒ No	
4.	Executives are subject to stock ownership guidelines.	☐ Yes ☒ No	
5.	Directors are subject to stock ownership guidelines.	☐ Yes ☒ No	
6.	There are no interlocks among compensation committee members.	☒ Yes ☐ No	
7.	Directors receive all or a portion of their compensation in the form of equity.	☒ Yes ☐ No	
8.	Average options granted in the past three years as a target percentage of basic shares outstanding.	☒ Yes ☐ No	The indicated "Yes" does not give effect to the impact of other corporate governance metrics on recommendations regarding approval of equity plans.
13.	The company expenses stock option grants on its income statement.	☒ Yes ☐ No	In accordance with SFAS 123(R), we expense stock option grants beginning in our first fiscal quarter of 2006.
14.	The company has granted awards with vesting schedules that are based on satisfaction of performance criteria.	☒ Yes ☐ No	
15.	The company requires executives to retain a meaningful portion of shares acquired upon exercise of stock options for a specified time after exercise.	☐ Yes ☒ No	
16.	The company requires executives to retain a meaningful portion of restricted shares after the awards have fully vested.	☐ Yes ☒ No	
F.	**Audit Committee**		
1.	The audit committee is comprised solely of independent directors.	☒ Yes ☐ No	
2.	The audit committee has at least one "financial expert".	☒ Yes ☐ No	
3.	Fees paid to the company's accounting firm for non-audit services are less than 30% of the total fees paid for audit and tax compliance services.	☒ Yes ☐ No	
4.	The company's selection of an independent registered public accounting firm is submitted to the shareholders for ratification.	☒ Yes ☐ No	

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APPENDIX B

NOVELLUS SYSTEMS, INC.
CHARTER OF THE AUDIT COMMITTEE

February 14, 2006

AUTHORITY AND PURPOSE:

The Audit Committee (the "Committee") of Novellus Systems, Inc. and its subsidiaries (collectively, the "Company") is appointed by the Company's Board of Directors (the "Board") to oversee the accounting and financial reporting processes of the Company and audits of the financial statements of the Company and the Company's internal control over financial reporting. In so doing, the Committee shall endeavor to maintain free and open means of communication between the members of the Board, the Company's independent registered public accounting firm and the financial management of the Company.

The Committee has the authority to undertake the specific duties and responsibilities listed below and will have the authority to undertake such other specific duties as the Board from time to time prescribes.

MEMBERSHIP:

The Committee members (the "Members") will be appointed by the Board based on the recommendation of the Governance and Nominating Committee, and will serve at the discretion of the Board. The Committee will consist of at least three (3) members of the Board. The following membership requirements shall apply:

1. Each Member must be "independent" as defined in NASD Marketplace Rule 4200(a)(15). Each Member must meet the criteria for independence set forth in Rule 10A-3(b)(1) promulgated under the Securities and Exchange Act of 1934, as amended (the "Act"), subject to the exemptions provided in Rule 10A-3(c) under the Act.

2. Each Member must be able to read and understand fundamental financial statements, in accordance with the NASD Marketplace Rule 4350-1(d)(2)(A).

3. Each Member must not have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three (3) years.

4. At least one (1) Member must have past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in such Member's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Notwithstanding subparagraph 1. above, one director who: (a) is not independent as defined in NASD Marketplace Rule 4200; (b) meets the criteria set forth in Section 10A(m)(3) under the Act and the rules promulgated thereunder; and (c) is not a current officer or employee of the Company or Family Member (as defined in NASD Marketplace Rule 4200(a)(14)) of such an officer or employee, may be appointed to the Committee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is required by the best interests of the Company and its shareholders, and the Board discloses, in the Company's next annual proxy statement subsequent to such determination, the nature of the relationship and the reasons for that determination. A Member appointed under the exception set forth in the preceding sentence must not serve longer than two (2) years and must not serve as chairperson of the Committee.

If a current Member of the Committee ceases to be independent under the requirements of subparagraphs (1) and (2) above for reasons outside the Member's reasonable control, the affected Member may remain on the Committee until the earlier of the Company's next annual shareholders meeting or one (1) year from the occurrence of the event that caused the failure to comply with those requirements; provided, however, that when relying on the exception set forth in this sentence, the Committee shall cause the Company to provide notice to

Nasdaq immediately upon learning of the event or circumstance that caused the non-compliance. Further, if the Committee fails to comply with the requirements set forth in this "Membership" section of this charter (the "Charter") due to one (1) vacancy on the Committee, and the cure period set forth in the preceding sentence is not otherwise being relied upon for another Member, the Company will have until the earlier of its next annual shareholders meeting or one (1) year from the occurrence of the event that caused the failure to comply with the requirements to rectify such non-compliance; provided, however, that when relying on the exception set forth in this sentence the Committee shall cause the Company to provide notice to Nasdaq immediately upon learning of the event or circumstance that caused the non-compliance.

The chairperson of the Committee shall be designated by the Board or, in the absence of such a designation, by a majority of the Members. The designated chairperson shall preside at each meeting of the Committee and, in consultation with the other Members, shall set the frequency and length of each meeting and the agenda of items to be addressed at each meeting. In the absence of the designated chairperson at any meeting of the Committee, the Members present at such meeting shall designate a chairperson *pro tem* to serve in that capacity for the purposes of such meeting (not to include any adjournment thereof) by majority vote. The chairperson (other than a chairperson *pro tem*) shall ensure that the agenda for each meeting is distributed to each Member in advance of the applicable meeting.

POWERS:

The Committee shall have the power to conduct or authorize investigations into any matters within the Committee's scope of responsibilities. The Committee shall be empowered to engage independent legal, accounting or other advisors, as it determines necessary to carry out its duties.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles ("GAAP"). Generally, management is responsible for preparing the Company's financial statements and determining that they are complete and accurate and are in accordance with GAAP and the independent registered public accounting firm is responsible for planning and conducting the audit under the supervision of the Committee and expressing an opinion on the financial statements and internal control over financial reporting. The Board and the Committee are in place to represent the Company's shareholders. Accordingly, the independent registered public accounting firm is ultimately accountable to the Committee.

Nothing contained in this Charter is intended to alter or impair the operation of the "business judgment rule" as interpreted by the courts under the California Corporations Code. Further, nothing contained in this Charter is intended to alter or impair the right of the Members to rely, in discharging their duties and responsibilities, on the records of the Company and on other information presented to the Committee, Board or Company by its officers or employees or by outside experts and advisers such as the Company's independent registered public accounting firm.

RESPONSIBILITIES:

In fulfilling its purposes as stated in this Charter, the Committee shall undertake the specific responsibilities listed below and such other responsibilities as the Board shall from time to time prescribe, and shall have all powers necessary and proper to fulfill all such responsibilities. Subject to applicable Board and shareholder approvals, the Committee shall:

Financial Statement and Disclosure Matters

1. Review the policies and procedures adopted by the Company to fulfill the Company's responsibilities regarding the fair and accurate presentation of financial statements in accordance with GAAP and applicable rules and regulations of the Securities and Exchange Commission and the National Association of Securities Dealers applicable to Nasdaq-listed issuers.
2. Oversee the Company's accounting and financial reporting processes.

3. Oversee audits of the Company's financial statements and internal control over financial reporting. Meet with the Company's independent registered public accounting firm prior to its audit to review the planning and staffing of the audit.

4. Review major changes to the Company's auditing and accounting principles and practices as suggested by the Company's independent registered public accounting firm, internal auditors or management.

5. Review with the Company's independent registered public accounting firm, management and internal auditors any information regarding "second" opinions sought by management from an independent registered public accounting firm or with respect to the accounting treatment of a particular event or transaction. Review and discuss reports from the Company's independent registered public accounting firm regarding (a) all critical accounting policies and practices; (b) all alternative treatments of financial information within GAAP, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the auditor; and (c) all other material written communications between the independent registered public accounting firm and management, such as any management letter or schedule of unadjusted differences.

6. Review before release the unaudited interim financial results in the Company's quarterly earnings release.

7. Review and discuss with management and the Company's independent registered public accounting firm the Company's financial statements (including disclosures made under "Management's Discussion and Analysis of Financial Condition and Results of Operations") prior to the filing with the Securities and Exchange Commission of any report containing such financial statements.

8. Confirm management's awareness that it is management's responsibility for developing and maintaining adequate internal controls and disclosure controls over financial reporting. Review all certifications provided by the Company's principal executive officer and principal financial officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

9. Review the independent registered public accounting firm's reports on its audits of the Company's financial statements and internal control over financial reporting.

10. Prepare and approve the report in the Company's proxy statement in accordance with the requirements of Item 306 of Regulations S-K and Item 7(d)(3)(i) of Schedule 14A.

11. Review the Company's annual audited financial statements with management, including a review of major issues regarding accounting and auditing principles and practices, and evaluate the adequacy and effectiveness of internal controls that could significantly affect the Company's financial statements, as well as the adequacy and effectiveness of the Company's disclosure controls and procedures.

12. If deemed appropriate, recommend to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K.

Matters Regarding Oversight of the Company's Independent Registered Public Accounting Firm

13. Be responsible for the appointment, compensation, retention and oversight of the work of any independent registered public accounting firm engaged (including resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; provided that each such independent registered public accounting firm shall report directly to the Committee. Meet with the independent registered public accounting firm of the Company, at such times as the Committee deems appropriate, to review the independent registered public accounting firm's examination and management report.

14. Receive and review a formal written statement and letter from the Company's independent registered public accounting firm delineating all relationships between the independent registered public

accounting firm and the Company consistent with Independence Board Standard 1, as may be modified or supplemented.

15. Actively engage the independent registered public accounting firm in a dialogue with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent registered public accounting firm. Take, or recommend that the Board take, appropriate action to oversee and ensure the independence of the Company's independent registered public accounting firm. Monitor the hiring of employees and former employees of the Company's independent registered public accounting firm.

16. Preapprove all audit and audit related services and permissible non-audit services (including the fees and terms thereof) to be provided by the independent registered public accounting firm to the Company, to the extent required under applicable law and the rules of the NASD applicable to Nasdaq-listed issuers; provided, however, that (a) the Committee may delegate to one (1) or more designated Committee Members the authority to grant the preapprovals required by the foregoing sentence if the decisions of any Committee Member to whom authority is delegated hereunder are presented to the Committee at its next-scheduled meeting; and (b) all approvals of non-audit services to be performed by the independent registered public accounting firm must be disclosed in the Company's applicable periodic reports.

17. Ensure that the Company's independent registered public accounting firm has registered with the Public Company Accounting Oversight Board and review any available reports on external quality control review by the Public Company Accounting Oversight Board on whether the independent registered public accounting firm's system of quality control is in place and operating effectively and whether established policies and procedures and applicable auditing standards are being followed.

18. Discuss with the independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61, as modified or supplemented, relating to the conduct of the audit. Review and address any concerns regarding potentially illegal actions raised by the Company's independent registered public accounting firm pursuant to Section 10A(b) of the Act, and cause the Company to inform the SEC of any report issued by the Company's independent registered public accounting firm to the Board regarding such conduct pursuant to Rule 10A-1 under the Act. Obtain from the independent registered public accounting firm assurance that it has complied with Section 10A of the Securities Exchange Act of 1934. Review with the Company's independent registered public accounting firm any audit problems, difficulties or disagreements with management that the independent registered public accounting firm may have encountered, as well as any management letter provided by the independent registered public accounting firm and the Company's response to that letter, including a review of: (i) any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to required information and (ii) any changes required in the planned scope of the audit.

19. Oversee the Company's independent registered public accounting firm's rotation of its lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit at least every five (5) years.

Matters Regarding Oversight of the Company's Internal Audit Function

20. Review the appointment of, and any replacement of, the Company's senior internal auditing executive.

21. Review the significant reports to management prepared by the Company's internal auditing department and management's responses.

22. Review the Company's internal audit department's responsibilities, budget and staffing.

23. Approve the annual internal audit plan and any changes thereto.

Matters Regarding Oversight of Compliance Responsibilities

24. When requested by the Board, advise the Board with respect to the Company's policies and procedures regarding compliance with applicable laws and regulations.

25. Review and discuss with the Company's management, senior internal auditing executive and independent registered public accounting firm the Company's subsidiaries and foreign affiliated entities' compliance with the Foreign Corrupt Practices Act.

26. Establish procedures for (a) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (b) the confidential, anonymous submission by the Company's employees of concerns regarding questionable accounting or auditing matters.

27. Review all related party transactions for potential conflicts of interest on an ongoing basis and approving all such transactions (if such transactions are not approved by another independent body of the Board).

Additional Responsibilities

28. Review and assess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval.

29. Review and assess the performance and effectiveness of the Committee at least annually.

30. Review with the Company's outside counsel and internal legal counsel any legal matters brought to the Committee's attention that may have a material impact on the financial statements, the Company's compliance policies and any material reports or inquiries received from regulators or governmental agencies.

31. Provide oversight and review of the Company's asset management policies, including an annual review of the Company's investment policies and performance for cash and short-term investments.

32. Take any other actions that the Committee deems necessary or proper to fulfill the purposes and intent of this Charter.

In addition to the above responsibilities, the Committee will undertake such other duties as the Board delegates to it, and will report, at least annually, to the Board regarding the Committee's examinations and recommendations.

MANAGEMENT SUPPORT:

The Company shall provide the Committee with appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for the payments of: (1) compensation to any independent registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; (2) compensation to any independent advisers retained by the Committee in carrying out its duties; and (3) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties. The Committee may request any officer or employee of the Company, or the Company's outside counsel or independent registered public accounting firm, to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. Further, the Committee may request any such officer, employee, outside counsel or independent registered public accounting firm to provide any pertinent information to the Committee or to any other person or entity designated by the Committee.

MEETINGS:

The Committee shall meet as often as it determines to be necessary and appropriate, but not less than quarterly each year. The Committee may establish its own schedule which it will provide to the Board in advance. A majority of the Members of the Committee shall constitute a quorum for the transaction of business.

The Committee will meet separately with the principal executive officer and separately with the principal financial officer of the Company at least annually to review the financial affairs of the Company.

MINUTES:

The Committee will maintain written minutes of its meetings, which minutes will be filed with the minutes of the meetings of the Board.

REPORTS:

The Committee will provide reports to the Board of the Company regarding recommendations of the Committee submitted to the Board for action, and copies of the written minutes of its meetings. The chairperson of the Committee (or other Member designated by the chairperson or the Committee in the chairperson's absence) shall regularly report to the Board on its proceedings and any actions that the Committee takes.

* * * * *

Novellus Systems, Inc. manufactures advanced thin film deposition, ultraviolet thermal processing, surface preparation and chemical mechanical planarization equipment used in the manufacturing of today's advanced integrated circuits. The company's innovative products and technologies are designed for the high-volume production of leading-edge semiconductor devices, and provide superior productivity at the lowest possible cost.

Founded in 1984 and headquartered in San Jose, California, Novellus maintains subsidiaries throughout the United States, the United Kingdom, France, Germany, the Netherlands, Ireland, Israel, India, China, Japan, Korea, Malaysia, Singapore and Taiwan. The company's stock is traded on the Nasdaq stock exchange under the symbol NVLS.

NOVELLUS

Innovative Technology. Trusted Productivity.

NOVELLUS SYSTEMS, INC.
4000 NORTH FIRST STREET
SAN JOSE, CA 95134
TEL: (408) 943-9700
WWW.NOVELLUS.COM